Form 10KSB, Exhibit 13
period 1997-06-30
MONTGOMERY FINANCIAL CORP
filed 1997-09-29
CIK 1037190

EXHIBIT 13










                        MONTGOMERY FINANCIAL CORPORATION


                               1997 Annual Report

                        MONTGOMERY FINANCIAL CORPORATION





         TABLE OF CONTENTS


Letter to Stockholders............................. 3
Selected Consolidated Financial Information.........4
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations........................................ 7
Report of Independent Auditors.....................22
Consolidated Financial Statements..................23
Directors and Executive Officers...................46
Stockholder Information............................47




                         CONSOLIDATED FINANCIAL HIGHLIGHTS


                        June 30, 1997
                        (Dollars in Thousands)

                        Total assets.................................$103,399
                        Total loans, net...............................86,908
                        Investment securities and other
                         earning assets................................12,437
                        Deposits.......................................71,265
                        Borrowings   ..................................11,428
                        Net income........................................313
                        Stockholders' equity...........................19,367
                        Stockholders' equity as a percent of
                         assets.........................................18.7%


             ------------------------------------------------------
                                 ANNUAL MEETING

             The Annual Meeting of Stockholders of Montgomery Financial Corporation will be held on October 21, 1997 at 2:00 P.M. at the office of the Company, located  at 119  East  Main  Street,  Crawfordsville,
             Indiana.
             ------------------------------------------------------

                        MONTGOMERY FINANCIAL CORPORATION
                              119 East Main Street
                          Crawfordsville, Indiana 47933



                                                              September 22, 1997




Dear Fellow Stockholders:

          It is with pleasure that the board of directors, officers, and staff of Montgomery Financial Corporation and our wholly owned subsidiary, Montgomery Savings, A Federal Association, provide you with our first annual report. During the fiscal year ended June 30, 1997, we completed our Conversion and Reorganization pursuant to which (i) Montgomery Financial Corporation (the "Company" or "Montgomery"), an Indiana corporation, was formed to become the holding company for Montgomery Savings, A Federal Association ("Montgomery Savings"); (ii) all shares of Montgomery Savings held by the Montgomery Mutual Holding Company were canceled; (iii) all shares of Montgomery Savings held by Montgomery Savings' public shareholders were converted into shares of common stock of the Company; (iv) the Company became the sole stockholder of Montgomery Savings; and (v) shares of common stock of the Company were sold pursuant to an initial public offering ("IPO"). The IPO was very successful with 1,186,778 shares being sold at a price of $10.00 per share. Currently we have in excess of ^ 300 stockholders of record giving our stock added liquidity in the stock market. We are confident this event will help Montgomery to meet the challenges and opportunities in the ever changing financial services industry.

          Net earnings for the year ending June 30, 1997 were $571,000 before the net effect of the one time special assessment required by the Deposit Insurance Funds Act of 1996. This represented an increase of 32.5 percent over last year. The after tax effect of this one time assessment was approximately $258,000, causing net income to decrease to $313,000. Capital levels grew to $19.4 million compared to $9.1 million at June 30, 1996. This results in a capital ratio in excess of 18 percent and growth in capital over the same period of 112.2 percent. Total assets grew from $88.2 million to $103.4 million, an increase of $15.2 million or 17.2 percent when compared to June 30, 1996.

          Montgomery Savings, A Federal Association is committed to growth and performance betterment. We have over one hundred years of stability and quality service in our community. Our directors, officers and employees are dedicated to efficiently serving our many customers while working to enhance stockholders' value. We look to the future with confidence and enthusiasm. We thank our customers for their loyalty and you, our stockholders, for your support.

Sincerely,

/s/Earl F. Elliott

Earl F. Elliott
Chairman and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The following consolidated financial data as of and for the periods ended June 30, 1997, 1996, 1995, 1994 and 1993 have been derived from the audited consolidated financial statements of Montgomery. The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere herein, including Montgomery's audited consolidated financial statements and notes thereto.

                                                                                         At June 30,
                                                                 ----------------------------------------------------------
                                                                   1997        1996         1995         1994        1993
                                                                 --------     -------      -------      -------     -------
                                                                                      (in Thousands)
Summary of Financial Condition:

Total assets.................................................    $103,399     $88,211      $87,324      $79,633     $73,862
Interest-bearing deposits in other financial institutions ...      11,473       3,607        3,871        1,735       4,735
Investment securities available for sale(1)..................          42         312          803        1,781       1,762
Loans^ receivable, net.......................................      86,908      80,074       77,929       72,215      63,566
Deposits.....................................................      71,265      69,709       68,286       62,346      64,681
Borrowings...................................................      11,428       8,000       10,868       10,338       2,730
Stockholders' equity.........................................      19,367       9,127        6,678        6,290       5,686

                                                                 Year Ended June 30,
                                              ----------------------------------------------------------
                                               1997         1996        1995          1994         1993
                                              ------       ------      -------      -------      -------
                                                             (Dollars in Thousands)
Summary of Operating Results:
  Interest income(2)...................       $7,220       $6,777       $6,178       $5,594       $5,796
  Interest expense.....................        4,456        4,434        3,907        3,107        3,338
                                              ------       ------      -------      -------      -------
     Net interest income...............        2,764        2,343        2,271        2,487        2,458
Provision (adjustment) for losses on loans        22           20         (15)           25           38
                                              ------       ------      -------      -------      -------
     Net interest income after provision
      for losses on loans..............        2,742        2,323        2,286        2,462        2,420
Other income...........................           30           23           79          147          162
Other expenses:
  Salaries and employee benefits.......          934          879          902          833          825
  Other................................        1,284          871          847          823          764
                                              ------       ------      -------      -------      -------
    Total non-interest expense.........        2,218        1,750        1,749        1,656        1,589
                                              ------       ------      -------      -------      -------
Income before income tax and cumulative
 effect of change in accounting method.          554          596          616          953          993
Income tax expense.....................          241          165          231          349          433
                                              ------       ------      -------      -------      -------
  Income before cumulative effect of
   change in accounting method.........          313          431          385          604          560
  Cumulative effect of change in
    accounting method..................          ---          ---          ---          ---          228
                                              ------       ------      -------      -------      -------
      Net income.......................       $  313       $  431      $   385      $   604      $   332
                                              ======       ======      =======      =======      =======

                                                                 Year Ended June 30,
                                              ----------------------------------------------------------
                                               1997         1996        1995          1994         1993
                                              ------       ------      -------      -------      -------
                                                             (Dollars in Thousands)
Net income per share(3)................       $ 0.67          ---          ---          ---          ---
Net income per share without the special
 SAIF assessment(3)....................         1.22          ---          ---          ---          ---
Dividends declared per share(4)........         0.21       $ 0.30          ---          ---          ---
Dividend pay out ratio(5)..............        31.3%          ---          ---          ---          ---
Performance Ratios:
Return on average assets(6)............         0.32%        0.49%        0.46%        0.79%        0.46%
Return on average equity(7)............         3.39         4.89         5.78         9.90         5.67
Average equity to average assets.......         9.88         9.99         7.91         7.96         8.19
Equity to assets at end of period......        18.73        10.35         7.65         7.90         7.70
Interest rate spread(8)................         2.64         2.27         2.54         3.19         3.38
Net interest margin(9).................         3.09         2.77         2.82         3.41         3.61
Average interest-earning assets to average
 interest-bearing liabilities..........       108.91       109.47       105.78       104.96       104.61
Non-interest expenses to average
 assets................................         2.37         1.98         2.08         2.16         2.22
Net interest income after provision for
 loan losses to non-interest expenses..         1.24x       1.33x        1.31x        1.49x        1.52x
Asset Quality Ratios:
Non-performing assets to total assets..         0.59         0.92         1.08         0.70         1.19
Allowance for loan losses to net loans
 receivable at end of period...........         0.21         0.20         0.18         0.22         0.21
Allowance for loan losses to non-
 performing loans at end of period.....        35.86        23.90        16.89        28.21        20.24
Non-performing loans to total loans....         0.58         0.83         1.05         0.77         1.03

------------------

(1) Investment securities are all available for sale beginning July 1, 1994, due to the adoption of Statement of Financial Accounting, Standards No. 115 ("SFAS 115").

(2) Loan origination fees are included in interest income, on a deferral basis.

(3) Computed based upon the weighted average of the 250,000 shares of publicly owned common stock of the Association that were outstanding during the year ended June 30, 1997 converted to 466,254 shares of Montgomery common stock in connection with the Conversion.

(4)      Adjusted for conversion ratio.

(5)      Dividends per share divided by net income per share.

(6)      Net income divided by average total assets.

(7)      Net income divided by average total equity.

(8) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.

(9)      Net interest income divided by average interest-earning assets.

         Capital  Requirements.   The  following  table  sets  forth  Montgomery
Savings' compliance with its capital requirements at June 30, 1997.

                                                                                             Capital Level
                                                              OTS Requirement             at June 30, 1997(1)
                                                              ---------------             -------------------
                                                             % of                       % of                Amount
                                                             Assets    Amount          Assets  Amount     of Excess
                                                             ------    ------          ------  ------     ---------
                                                                           (Dollars in Thousands)
Capital Standard

Tangible capital..................................            1.50%    $1,544          14.3%  $14,690       $13,146
Core capital......................................            3.00%    $3,087          14.3%  $14,690       $11,603
Risk-based capital................................            8.00%    $4,787          22.9%  $13,678       $ 8,891

-------------------

(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with OTS regulations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

          Montgomery Financial Corporation ("Montgomery" or the "Company) is an Indiana corporation which was organized in April 1997 by Montgomery Savings, a Federal Association for the purpose of becoming a savings and loan holding company. Montgomery Savings Association, a Federal Association, was established in 1888 as an Indiana state-chartered mutual savings and loan association known as The Montgomery Savings Association. It was converted in 1985 to a federally chartered, mutual savings and loan association. On August 11, 1995, Montgomery Savings Association, a Federal Association, transferred substantially all its assets and liabilities to a federally-chartered stock savings and loan association named Montgomery Savings, a Federal Association (the "Association").

          In June 1997, the Company became the holding company of the Association and issued shares of common stock, par value $.01 per share ("Common Stock"), to the public. Pursuant to a Plan of Conversion and Agreement and Plan of Reorganization (the "Plan") adopted by the Association and Montgomery Mutual Holding Company, a federally chartered mutual holding company, (the "Mutual Holding Company") the Mutual Holding Company converted from mutual form to a federal interim stock savings institution and was simultaneously merged with and into the Association, with the Association being the surviving entity and a subsidiary of the Company. At the same time, the Company completed its initial public offering of 1,186,778 shares of Common Stock and exchanged 466,254 shares of Common Stock for the shares of the Association previously held by public stockholders. The principal asset of the Company is the outstanding stock of the Association, its wholly owned subsidiary.

         The principal business of savings associations, including Montgomery Savings, has historically consisted of attracting deposits from the general public and making loans secured by residential and commercial real estate. The Association and all other savings associations are significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. In addition, deposit growth is also affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability of cost of funds and various other items. Sources of funds for lending activities include deposits, payments on loans, borrowings, and funds provided from operations. Montgomery's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and rates paid on such deposits and borrowings. Montgomery's earnings are also affected by provisions for loan and real estate losses, service charges, income from subsidiary activities, operating expenses and income taxes.

Average Balances and Interest Rates and Yields

         The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities, and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                  Year Ended June 30,
                                             ---------------------------------------------------------------
                                                           1997                            1996
                                             ------------------------------  -------------------------------
                                               Average   Interest   Average    Average   Interest    Average
                                             Outstanding  Earned/   Yield/   Outstanding  Earned/    Yield/
                                               Balance     Paid      Cost      Balance     Paid       Cost
                                               -------     ----      ----      -------     ----       ----
                                                                  (Dollars in Thousands)
Interest-earning assets:
  Interest-earning deposits.................   $  5,136   $  269     5.24%      $ 5,146    $  282      5.48
  Investment securities.....................        145       11     7.59           411        29      7.06
  Loans(1)..................................     83,485    6,880     8.24        78,380     6,410      8.18
  Stock in FHLB of Indianapolis.............        765       60     7.84           750        56      7.47
                                               --------   ------                -------    ------
Total interest-earning assets...............     89,531    7,220     8.06        84,687     6,777      8.00
Non-interest earning assets.................      4,006      ---                  3,643       ---
                                               --------   ------                -------    ------
Total Assets................................   $ 93,537    7,220                $88,330     6,777
                                               ========    -----                =======     -----

Interest-bearing liabilities:
  Savings accounts..........................   $  5,447      188     3.45       $ 5,242       219      4.18
  NOW and money market accounts.............     10,459      355     3.39         9,314       345      3.70
  Certificates of deposit...................     55,734    3,270     5.87        54,208     3,303      6.09
                                               --------   ------                -------    ------
  Total deposits............................     71,640    3,813     5.32        68,764     3,867      5.62
  Borrowings................................     10,564      643     6.09         8,594       567      6.60
                                               --------   ------                -------    ------
    Total interest-bearing liabilities......     82,204    4,456     5.42        77,358     4,434      5.73
Other liabilities...........................      2,090      ---                  2,152
                                               --------   ------                -------    ------
Total liabilities...........................     84,294    4,456                 79,510     4,434
  Total stockholders' equity................      9,243   ------                  8,820    ------
                                               --------                         -------
  Total liabilities and
     stockholders' equity                      $ 93,537                         $88,330
                                               ========                         =======
Net interest-earning assets.................   $  7,327                         $ 7,329
                                               ========                         =======
Net interest income/interest rate spread....              $2,764     2.64                  $2,343      2.27
                                                          ======                           ======
Average interest-earning assets to
 average interest-bearing liabilities.......     108.91%                         109.47%
Net interest margin(2)......................                         3.09                              2.77

                                                    Year Ended June 30,
                                             -------------------------------
                                                           1995
                                             -------------------------------
                                               Average   Interest    Average
                                             Outstanding  Earned/    Yield/
                                               Balance     Paid       Cost
                                               -------     ----       ----
                                                  (Dollars in Thousands)
Interest-earning assets:
  Interest-earning deposits.................   $ 2,687     $  156      5.81%
  Investment securities.....................     1,174         78      6.64
  Loans(1)..................................    75,961      5,894      7.76
  Stock in FHLB of Indianapolis.............       697         50      7.17
                                               -------     ------
Total interest-earning assets...............    80,519      6,178      7.67
Non-interest earning assets.................     3,686        ---
                                               -------     ------
Total Assets................................   $84,205      6,178
                                               =======      -----

Interest-bearing liabilities:
  Savings accounts..........................   $ 4,579        178      3.89
  NOW and money market accounts.............    11,013        394      3.58
  Certificates of deposit...................    48,558      2,617      5.39
                                               -------     ------
  Total deposits............................    64,150      3,189      4.97
  Borrowings................................    11,968        718      6.00
                                               -------     ------
    Total interest-bearing liabilities......    76,118      3,907      5.13
Other liabilities...........................     1,423       ---
                                               -------     ------
Total liabilities...........................    77,541      3,907
  Total stockholders' equity................     6,664     ------
                                               -------
  Total liabilities and
     stockholders' equity                      $84,205
                                               =======
Net interest-earning assets.................   $ 4,401
                                               =======
Net interest income/interest rate spread....               $2,271      2.54
                                                           ======
Average interest-earning assets to
 average interest-bearing liabilities.......    105.78%
Net interest margin(2)......................                           2.82

---------------------
(1)      The average balance includes nonaccrual loans.

(2)      Net  interest   margin  is  net  interest  income  divided  by  average
         interest-earning assets.

         The following table sets forth the weighted average effective interest rates earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the dates shown. The table sets forth for the periods and at the dates indicated the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest-earning assets.

                                                                                      Year Ended June 30,
                                                                     As of        --------------------------
                                                                 June 30, 1997    1997        1996      1995
                                                                 -------------    ----        ----      ----
Weighted average yield on:
  Loans.................................................               8.29%      8.24%       8.18%     7.76%
  Investment securities.................................               7.00       7.59        7.06      6.64
  Total interest-earning assets.........................               8.06       8.06        8.00      7.67
Weighted average rate on:
  Deposits..............................................               4.92       5.32        5.62      4.97
  Borrowings............................................               5.98       6.09        6.60      6.00
  Total interest-bearing liabilities....................               5.07       5.42        5.73      5.13
Interest rate spread (spread between weighted average
  yield on total interest-earning assets and total
  interest-bearing liabilities).........................               2.99       2.64        2.27      2.54

Net interest margin (net interest  income as a
  percentage of average interest-earnings assets).......               N/A        3.09        2.77      2.82

Rate/Volume Analysis

         The following table discloses the extent to which changes in interest rates and changes in volume of interest-related assets and liabilities have affected the Company's interest income and expense during the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in rate (changes in rate multiplied by prior period volume) and (2) changes in volume (change in volume multiplied by prior period rate). Changes attributable to both rate and volume that cannot be segregated have been allocated proportionally to the change due to volume and the change due to rate.

                                                                        Increase (Decrease) in Net Interest Income
                                                      ----------------------------------------------------------------------------
                                                          Year Ended June 30, 1997 vs.             Year ended June 30, 1996 vs.
                                                            Year Ended June 30, 1996                 Year ended June 30, 1995
                                                      -----------------------------------      -----------------------------------
                                                      Increase (Decrease)                        Increase (Decrease)
                                                            Due to               Total                 Due to               Total
                                                      -------------------       Increase       ---------------------      Increase
                                                      Volume        Rate       (Decrease)       Volume        Rate       (Decrease)
                                                      ------        ----       ----------       ------        ----       ----------
                                                                                   (Dollars in Thousands)
Interest-Earning Assets:
  Interest-earning deposits ....................      $  (1)        $ (12)        $ (13)        $ 139         $ (13)        $ 126
  Investment securities ........................        (20)            2           (18)          (53)            4           (49)
  Loans ........................................        420            50           470           192           324           516
  Stock in FHLB of Indianapolis ................          1             3             4             4             2             6
                                                      -----         -----         -----         -----         -----         -----
        Total ..................................        400            43           443           282           317           599
                                                      -----         -----         -----         -----         -----         -----
Interest-Bearing Liabilities:
  Savings accounts .............................          8           (39)          (31)           27            14            41
  NOW and money market accounts ................         40           (30)           10           (62)           13           (49)
  Certificates of deposit ......................         91          (124)          (33)          326           360           686
  Borrowings ...................................        122           (46)           76          (213)           62          (151)
                                                      -----         -----         -----         -----         -----         -----
        Total ..................................        261          (239)           22            78           449           527
                                                      -----         -----         -----         -----         -----         -----
Change in net interest income ..................      $ 139         $ 282         $ 421         $ 204         $(132)        $  72
                                                      =====         =====         =====         =====         =====         =====

Changes in Financial Condition

         Financial Condition. Montgomery's total assets were $103.4 million at June 30, 1997, an increase of $15.2 million, or 17.2 percent from June 30, 1996. During fiscal 1997 interest-earning assets increased $14.6 million, or 17.2 percent. Short-term interest-bearing deposits increased $7.9 million, or 224.3 percent primarily due to Montgomery's net proceeds from the sale of common stock in the reorganization effective June 30, 1997. Loans increased $6.9 million, or
8.6 percent which is the approximate budgeted increase. Investment securities declined $269,000, or 86.4 percent due to the maturity of one security during the year ended June 30, 1997. Loan growth in excess of deposit growth has caused Montgomery to use proceeds from the maturity of investment securities to partially fund loan growth due to the potential income on investment securities being below the actual cost of other sources of loan funding. Real estate owned and held for development increased $393,000 to $1.3 million or 1.3% of total assets, primarily due to the foreclosure of an eight unit apartment complex which had been reported as a nonperforming asset in the over 90 day delinquent category at June 30, 1996 (and was first reflected as non-accrual during the year ended June 30, 1995). It has been determined by Montgomery that the best use for this apartment complex is to convert it to condominiums for resale. Based on this decision, as of September 30, 1996, the complex was classified as investment real estate and removed from nonperforming assets. Based on the current demand for this type of housing in Crawfordsville, Indiana, it is anticipated that the current book value of the project plus the additional costs of converting to condominiums will be received from the sale of these units at current comparable market prices. Work is complete in connection with the condominium conversion, and initial sales efforts have commenced. Savings deposits increased $1.6 million, or 2.3 percent and borrowings increased $3.4 million, or 42.5 percent causing an increase in interest-bearing liabilities of
6.4 percent. The increase in borrowings was used to fund loan growth during the year. A decrease in borrowings since period end has occurred due to the redeployment of funds from the increase in capital from the sale of common stock.

         Montgomery's total assets at June 30, 1996, were $88.2 million compared to $87.3 million at June 30, 1995, an increase of $0.9 million, or 1.0 percent. Asset growth was minimal due to a very competitive local market for mortgage and savings products. It was management's decision to concentrate on increasing interest rate spread when pricing Montgomery's products and to put less emphasis on growth. Interest-earning assets increased $1.4 million, or 1.7 percent, during the twelve month period. Loans increased $2.1 million, or 2.7 percent, while interest-bearing deposits decreased $264,000, or 6.8 percent, and investment securities decreased $491,000, or 61.1 percent. Interest-bearing liabilities decreased $1.6 million, or 2.0 percent. Savings deposits increased $1.3 million, or 1.9 percent, and FHLB advances and other borrowings decreased $2.9 million, or 26.6 percent.^ Net proceeds of $2.2 million from the sale of common stock, an increase to equity, was received in August, 1995, and was primarily used to decrease FHLB advances.

Comparison of Operating Results for the
Years Ended June 30, 1997 and June 30, 1996

         General. For the year ended June 30, 1997, the most significant factor effecting Montgomery's operations was the one time Savings Association Insurance Fund ("SAIF") special assessment (the "SAIF Special Assessment") required by the Deposit Insurance Funds Act of 1996. The after tax effect of this one time assessment was approximately $258,000. Net income was $313,000 for the year ended June 30, 1997, compared to net income of $431,000 for the year ended June 30, 1996, a decrease of $118,000, or 27.4 percent. Net income for the year ended June 30, 1997 was $571,000 before the net effect of the SAIF Special Assessment. The increase from the $431,000 for the year ended June 30, 1996 was also primarily due to an increase in interest rate spread from 2.27 percent to ^ 2.64 percent due to management's efforts to attract lower cost deposit accounts and the use of FHLB advances. Total other expenses for the year ended June 30, 1997 was $1,791,000 before the SAIF Special Assessment of $428,000 compared to $1,750,000 for the year ended June 30, 1996.

         Interest Income. Interest income for the year ended June 30, 1997 was $7.2 million, an increase of $433,000, or 6.5 percent, from interest income for the same period in 1996. The average balance of interest-earning assets for the 1997 period was $89.5 million compared to $84.7 million for the 1996 period, an increase of $4.8 million, or 5.7 percent. The average yield was 8.06 percent for the year ended June 30, 1997, compared to 8.00 percent for the same period in 1996. The average yield on loans increased from 8.18 percent for the year ended June 30, 1996 to 8.24 percent for 1997, due to an increase in demand for fixed rate mortgage loans (which generally carry a higher rate of interest than one year adjustable rate loans).

         Interest Expense. Interest expense for the year ended June 30, 1997 was $4.5 million which was a decrease of $22,000 or 2.5 percent compared to ^ 1996. Average interest-bearing liabilities increased $4.8 million, or ^ 6.3 percent, from $77.4 million for the year ended June 30, 1996, to $82.2 million for the same period in 1997. The average cost of these funds decreased from 5.73 percent for fiscal 1996 to 5.42 percent for fiscal 1997. This decrease was a result of management's efforts to attract lower cost deposit accounts and the use of lower cost FHLB advances, instead of paying a premium to attract new certificate of deposit accounts.

         Provision for Losses on Loans. The provision for losses on loans was $22,000 for the year ended June 30, 1997, compared to $20,000 for the year ended June 30, 1996. Provision or adjustment entries are made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the ^ allowance for loss accounts. Based on the quarterly reviews, to comply with the current review policy, it was necessary to make provisions totaling $22,000 during the one year period.^ Both the $22,000 and the $20,000 provisions for losses on loans were made, primarily due to increased loan growth^. Ninety day delinquent loans had decreased from $661,000 at June 30, 1996 to $502,000 at June 30, 1997.
Non-performing loans to total loans at June 30, 1997 ^ were 0.58 percent compared to 0.83 percent at June 30, 1996. Non-performing assets were $611,000, or 0.59 percent of assets, compared to $809,000, or 0.92 percent at June 30, 1996. At June 30, 1997, non-performing assets consisted of non-performing loans in the amount of ^ $502,000 and other real estate in the amount of $109,000. As of the June 30, 1997 review, the appraised value of real estate acquired in settlement of loans, net, was in excess of the current book value. The allowance for loan losses to non-performing loans was 35.9 percent at June 30, 1997 compared to 23.9 percent at June 30, 1996. The allowance for losses to non-performing assets was 29.5 percent at June 30, 1997 and 19.5 percent at June 30, 1996. The allowance to total loans was 0.21 percent at June 30, 1997 and
0.20 percent at June 30, 1996. As new loan products are offered, and Montgomery increases its amount of non-residential and consumer loans, management will re-evaluate the level of the allowance for loan losses.

         Non-Interest Income. Other income for the year ended June 30, 1997, was $30,000, an increase of $7,000, or 30.4 percent from the $23,000 recorded in fiscal 1996. During the year ended June 30, 1997, service charges on deposit accounts increased $4,000 due to a substantial increase in demand deposit accounts and appraisal income increased $5,000 from 1996^ due to the change from an in-house appraiser to an independent appraiser.

         Non-Interest Expense. Non-interest expense for the year ended June 30, 1997, was $2.2 million compared to $1.8 million, an increase $469,000, or 26.8 percent, from year ended June 30, 1996. Salary and employee benefits increased $56,000 primarily due to an increase in branch office personnel to accommodate growth. Deposit insurance expense increased $367,000 for the year ended June 30, 1997 compared to fiscal 1996 due to the one time SAIF Special Assessment of approximately $428,000 partially offset by a reduction in the assessment for the quarters ending December 31, 1996, March 31, 1997 and June 30, 1997 of $5,000, $29,000 and $27,000, respectively. The one time SAIF Special Assessment has allowed Montgomery's annual SAIF premium to be reduced from 23 basis points to
6.4 basis points, or a decrease of approximately $118,000 in annual expense based on deposits as of June 30, 1997. Real estate operations generated net income for the year ended June 30, 1997 of $75,000 compared to $7,000 for fiscal 1996. This increase was caused by an increase in gross rental income and a gain on the sale of real estate in fiscal 1997 as compared to fiscal 1996. Data processing expense increased $13,000 due to the cost of supporting the ATM and ^ normal growth. Other expenses for the year ended June 30, 1997, were $455,000 compared to $362,000 for fiscal 1996, an increase of $93,000, or 25.7 percent. Stockholder related expense increased $12,000 and directors' fees increased $10,000 due to the change from a mutual association annual meeting in January in 1995 to a stock association annual meeting in October in 1996 and the increase in the number of directors from six to seven in December 1996. Education and training, stationary and office supplies and FHLB service charges and fees increased $19,000 primarily due to the installation of Montgomery's first ATM, an increase in demand deposit transactions and preparations for introduction of a new open-end line of credit mortgage program to supplement its existing home equity loan program. Audit and accounting services and liability insurance expense increased $8,000 primarily due to the change to a stock association. Miscellaneous operating expenses increased $27,000 primarily due to the payment of interest on stock purchase escrow deposits in the amount of $25,000. The balance of the increase in other expenses was due to normal growth.

         Income Tax Expense. Income tax for the year ended June 30, 1997 was $241,000 compared to $165,000 for the year ended June 30, 1996. This increase was primarily due to the $74,000 adjustment to deferred income tax for the 1996 period.

Comparison of Operating Results for the
Years Ended June 30, 1996 and June 30, 1995

         General. Montgomery's net income for the year ended June 30, 1996 was $431,000, compared to $385,000 for the year ended June 30, 1995, an increase of $46,000, or 11.9%. Net interest income increased $72,000 due to an increase in average interest-earning assets of $4.2 million compared to an increase in average interest-bearing liabilities of only $1.2 million which was partially offset by a decrease in interest rate spread from 2.54% for the year ended June 30, 1995, to 2.27% for the year ended June 30, 1996. The decrease in interest rate spread was caused primarily by the increase in deposit rates on new and renewal accounts exceeding the increase in adjustable rate mortgages due to a 1% maximum allowable annual adjustment on most adjustable rate loans. Interest rate spread was as low as 2.09% for the month ended July 31, 1995, and has been increasing since that period to a spread of 2.59% at June 30, 1996. Interest rate spread is expected to continue to improve due to scheduled increases in rates on adjustable rate loans and a decrease in deposit interest rates. Provision for losses on loans (expense) for the year ended June 30, 1996, was $20,000 compared to an adjustment (income) for the year ended June 30, 1995, of $15,000, resulting in a decrease in income of $35,000 for the 1996 period compared to the 1995 period. For the year ended June 30, 1996, total other income decreased $56,000 and income tax expense decreased $65,000 compared to the year ended June 30, 1995.

         Interest Income. Montgomery's total interest income for the year ended June 30, 1996 was $6.8 million, an increase of $599,000 or 9.7%, from interest income for the year ended June 30, 1995. Average interest-earning assets for the 1996 period was $84.7 million compared to $80.5 million for the 1995 period, an increase of $4.2 million, or 5.2%. The average yield was 8.00% for the year ended June 30, 1996, compared to 7.67% for the year ended June 30,1995. This increase in yield was primarily due to the increase in yield on loans increasing from 7.76% to 8.18% caused by the rate increase on adjustable rate mortgage loans at their annual adjustment date. Due to the 1% per year adjustment cap, most one year adjustable loans increased a full 1%.

         Interest Expense. Total interest expense for the year ended June 30, 1996 was $4.4 million compared to $3.9 million for the year ended June 30, 1995, an increase of $527,000, or 13.5%. Average interest-bearing liabilities increased $1.2 million, or 1.6%, for the comparable periods. The average cost of these funds increased from 5.13% for the 1995 twelve month period to 5.73% for the 1996 twelve month period. The increase was caused by an increase in costs on borrowed money and certificates of deposit. These increases were due to a very competitive local market for deposits and an increase in rates on one year adjustable rate FHLB advances. The cost of funds on interest-bearing liabilities at June 30, 1996, was 5.48%.

         Provision (Adjustment) for Losses on Loans. The provision for loan losses for the year ended June 30, 1996 was $20,000. This compares to an adjustment for the year ended June 30, 1995 of $15,000. The provision or adjustment is made based on a review performed each quarter by the Internal Loan and Asset Review Committee. Based on the review performed as of June 30, 1995, the committee determined that a reduction in the allowance of $15,000 was reasonable due to the amount of non-performing assets and the limited projected loss on any of the existing non-performing assets. The provision for the 1996 period was made to increase the allowance due to loan growth.

         Non-Interest Income. Montgomery's other income for the year ended June 30, 1996, totaled $23,000 compared to $79,000 for the year ended June 30, 1995, a decrease of $56,000, or 70.9%. During the year ended June 30, 1995, Montgomery recorded income of $9,000 from the sale of mortgage-backed securities and $16,000 from the sale of its insurance subsidiary. During the year ended June 30, 1996, service charges on deposit accounts increased $14,000 compared to the year ended June 30, 1995. Appraisal income decreased $45,000 due to the change from an in-house appraiser to an independent appraiser. The decrease in appraisal income was substantially offset by a decrease in salary and employee benefit expense.

         Non-Interest Expense. Non-interest expense for the year ended June 30, 1996, was $1,750,000 compared to $1,749,000 for the year ended June 30, 1995, an increase of $1,000, or 0.01%. Salary and employee benefits decreased $23,000 due to a combination of normal increases associated with growth and a decrease in cost of the in-house appraiser. For the year ended June 30, 1996, compared to the year ended June 30, 1995, occupancy expense increased $9,000, equipment expense increased $8,000, deposit insurance expense increased $11,000 and advertising expense increased $2,000. These increases are all related to Montgomery's growth and the opening of the

Mill Street Office, Montgomery's only drive-up facility. Net real estate operations increased $11,000 primarily due to a loss on sale of real estate of $26,000 and an increase in net rental income of $15,000.

         Income Tax Expense. Montgomery's income tax expense for the year ended June 30, 1996, was $165,000 compared to $230,000 for the year ended June 30,1995. The decrease of $65,000, or 28.3% was due to an adjustment to the deferred income tax liability of $74,000 and a decrease in taxable income.

Liquidity and Capital Resources

         Montgomery's primary source of funds is its deposits. To a lesser extent, Montgomery has also relied upon loan payments and payoffs and FHLB advances as sources of funds. Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Montgomery attempts to price its deposits to meet its asset/liability management objectives consistent with local market conditions.

         Federal regulations have historically required Montgomery to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. At June 30, 1997, the requirement was 5%, subject to reduction for aggregate net withdrawals provided such ratio is not reduced below 4%. Liquid assets for purposes of this ratio include cash, cash equivalents consisting of short-term interest-earning deposits, certain other time deposits, and other obligations generally having remaining maturities of less than five years. Montgomery has historically maintained its liquidity ratio at a level in excess of that required. Montgomery's average liquidity ratio for the year ended June 30, 1997 was 6.92 percent. Liquidity management is both a daily and long-term responsibility of management. Montgomery adjusts liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in federal funds and short-term interest-bearing deposit accounts. If Montgomery requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB and collateral eligible for repurchase agreements.

         Cash flows for Montgomery are of three major types. Cash flows from operating activities consist primarily of income provided by cash. Investing activities generate cash flows through the origination, sale and principal collections on loans as well as the purchases and sales of investments. Montgomery's cash flows from investments resulted primarily from purchases and maturities of investment securities. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings.

         Montgomery considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. Montgomery anticipates that it will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, its other material commitments and long-term liabilities. At June 30, 1997, Montgomery had outstanding commitments to originate loans of $1.9 million and no commitments to sell loans. Certificates of deposit scheduled to mature in one year or less at June 30, 1997 totaled $34.7 million. Management believes that a significant portion of such deposits will remain with Montgomery. At June 30, 1997, Montgomery had $5.0 million of FHLB advances which reprice in one year or less.

         The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

         At June 30, 1997, the Association believes that it meets all capital adequacy requirements to which it is subject and the most recent notification from the regulatory agency categorized the Association as well capitalized under the regulatory framework for prompt corrective action.

         The Association's actual and required capital amounts and ratios are as follows:

                                                                                  June 30, 1997
                                                   -----------------------------------------------------------------------------
                                                                                Required for Adequate         To Be Well
                                                                                     Capital(1)              Capitalized(1)
                                                   Actual                      -----------------------    ----------------------
                                                   Amount           Ratio      Amount            Ratio    Amount           Ratio
                                                   ------           -----      ------            -----    ------           -----
                                                                               (Dollars In Thousands)
Total risk-based capital(1) (to risk
 weighted assets)                                 $13,678            22.9%     $4,787             8.0%    $5,984            10.0%
Core (to adjusted tangible assets)                 14,690            14.3       3,087             3.0%     6,174             6.0%
Core capital(1) (to adjusted total assets)         14,690            14.3       3,087             3.0%     5,145             5.0%

-----------------

(1) As defined by the regulatory agencies


         The Association's tangible capital at June 30, 1997 has $14,690,000 which amount was 14.3% of tangible assets and exceeded the required ratio of 1.5%.

Asset/Liability Management

         Montgomery, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Regulations do exempt all institutions under $300 million in assets and risk based capital exceeding 12% from reporting information to calculate exposure and making any deduction from risk-based capital. At June 30, 1997, Montgomery's total assets were $103.4 million and risk-based capital was 22.9 percent; therefore Montgomery would have been exempt from calculating or making any risk-based capital reduction. Montgomery's management believes interest-rate risk is an important factor and makes all reports necessary to OTS to calculate interest-rate risk on a voluntary basis. At June 30, 1997, 2.0% of the present value of Montgomery's assets was approximately $2.12 million, which was less than $3.64 million, the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, Montgomery, for OTS reporting purposes, would have been required to make a deduction from total capital in calculating its risk-based capital requirement had this rule been in effect and had Montgomery not been exempt from reporting on such date. Based on June 30, 1997 NPV information, the amount of Montgomery's deduction from capital, had it been subject to reporting, would have been approximately $758,000.

         It has been and continues to be a priority of Montgomery's Board of Directors and management to manage interest rate risk and thereby limit any negative effect of changes in interest rates on Montgomery's NPV. Montgomery's Interest Rate Risk Policy, established by the Board of Directors, promulgates acceptable limits on the amount of change in NPV given certain changes in interest rates. Specific strategies have included shortening the amortized maturity of fixed-rate loans and increasing the volume of adjustable rate loans to reduce the average maturity of Montgomery's interest-earning assets. FHLB advances are used in an effort to match the effective maturity of Montgomery's interest-bearing liabilities to its interest-earning assets.

         Presented below, as of June 30, 1997, and June 30, 1996, is an analysis of Montgomery's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments, compared to the limits set by the Board. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest risk of the thrifts it regulates. Based upon assumptions at June 30, 1997 and June 30, 1996, the NPV of Montgomery was $18.4 million and $10.7 million, respectively. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of Montgomery.

                                                     At June 30, 1997                         At June 30, 1996
                                               ------------------------------          ------------------------------
       Assumed               Board
      Change in              Limit
   Interest Rates          % Change            $ Change             % Change            $ Change            % Change
   (Basis Points)           in NPV              in NPV               in NPV              in NPV              in NPV
   --------------           ------              ------               ------              ------              ------
                                                  (Dollars in Thousands)
        +300                 -60              (5,754)                (43)               (4,823)                (45)
        +200                 -50              (3,637)                (31)               (3,042)                (29)
        +100                 -30              (1,622)                (20)               (1,351)                (13)
        0                      0                   0                   0                     0                   0
        -100                 -30                 988                   5                   838                   8
        -200                 -50               1,237                   7                 1,097                  10
        -300                 -60               1,347                   7                 1,112                  10

         In the event of a 300 basis point change in interest rate based upon estimates as of June 30, 1997, Montgomery would experience a 7% increase in NPV in a declining rate environment and a

43% decrease in NPV in a rising environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by Montgomery in recent periods was primarily due to the interest rate on interest- bearing liabilities increasing more than the interest rate on interest-earning assets because of the per adjustment rate limitation on adjustable rate loans due to lag in rate adjustments for such loans as compared to interest-bearing liabilities.

Recent Accounting Issues

         The Financial Accounting Standards Board ("FASB") has issued Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. This Statement establishes guidance for recognizing and measuring impairment losses and requires that the carrying amount of impaired assets be reduced to fair value.

         The Statement requires that long-lived assets and certain identifiable intangibles held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

         In performing the review for recoverability, the entity must estimate the future cash flows expected to result from the use of the asset and its eventual disposition. If the sum of the expected future net cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss must be recognized and the reduced carrying value of the asset becomes its new cost. For depreciable assets, this new cost is depreciated over the asset's remaining useful life. Restoration of previously recognized impairment losses is prohibited.

         An impairment loss for assets to be held and used would be reported as a component of income from continuing operations before income taxes and would require additional disclosures.

         Long-lived assets and identifiable intangibles that will be disposed of must be reported at the lower of carrying amount or fair value less cost to sell, except for assets covered by Accounting Principles Board ("APB") Opinion No. 30, which will continue to be reported at the lower of cost or net realizable value.

         Gains and losses resulting from impairment of assets that will be disposed of are reported as components of income from continuing operations and would also require additional disclosures.

         The Statement ^ which was effective for Montgomery for its fiscal year ending June 30, 1997, had no material impact on financial condition or results of operations. Initial application of SFAS No. 121 is to be accounted for as a cumulative effect of a change in accounting principle. Restatement of previously issued financial statement is not permitted.

         During 1995, the FASB issued SFAS No. 122, entitled Accounting for Mortgage Servicing Rights. SFAS No. 122 pertains to mortgage banking enterprises and financial institutions that conduct operations that are substantially similar to the primary operations of a mortgage banking enterprise. The Statement eliminates the accounting distinction between mortgage servicing rights that are acquired through loan origination activities and those acquired through purchase transactions. Under this Statement, if a mortgage banking enterprise sells or securitizes loans and retains the mortgage servicing rights, the enterprise must allocate the total cost of the mortgage loans to the mortgage servicing rights and the loans (without the rights) based on their relative fair values if it is practicable to estimate those fair values. If it is not practicable, the entire cost should be allocated to the mortgage loans and no cost should be allocated to the mortgage servicing rights. An entity would measure impairment of mortgage servicing rights and loans based on the excess of the carrying amount of the mortgage servicing rights portfolio over the fair value of that portfolio.

         The adoption of this Statement by the Association during the year ended June 30, 1996 did not have a material impact on financial condition or results of operations.

         The FASB has issued SFAS No. 123, Accounting for Stock-based Compensation. This Statement establishes a fair value based method of accounting for stock-based compensation plans. The FASB encourages all entities to adopt this method for accounting for all arrangements under which employees receive shares of stock or other equity instruments of the employer, or the employer incurs liabilities to employees in amounts based on the price of its stock.

         Due to the extremely controversial nature of this project, the Statement permits a company to continue the accounting for stock-based compensation prescribed in APB Opinion No. 25, Accounting for Stock Issued to Employees. If a company elects that option, proforma disclosures of net income (and EPS, if presented) are required in the footnotes as if the provisions of this Statement had been used to measure stock-based compensation.

         The disclosure requirements of APB Opinion No. 25 have been superseded by the disclosure requirements of this Statement.

         Once an entity adopts the fair value based method for accounting for these transactions, that election cannot be reversed.

         Equity instruments granted or otherwise transferred directly to an employee by a principal stockholder are stock-based employee compensation to be accounted for in accordance with either Opinion 25 or this Statement, unless the transfer clearly is for a purpose other than compensation.

         The accounting requirements of this Statement and related disclosure requirements are effective for transactions entered into by Montgomery for the fiscal year ending June 30, 1997. Proforma disclosures required for entities that elect to continue to measure compensation cost using Opinion 25 must include the effects of all awards granted in fiscal years that begin after December 15, 1994.

         In general, during the initial phase-in period, the effects of applying this Statement are not likely to be representative of the effects on reported net income for future years because options vest over several years and additional awards generally are made each year. If that situation exists, Montgomery must include a statement to that effect.

         SFAS No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, breaks new ground in resolving long-standing questions about whether transactions should be accounted for as secured borrowings or as sales. The Statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are considered secured borrowings.

         A transfer of financial assets in which the transferor surrenders control over those assets is accounted for as a sale to the extent that consideration other than beneficial interests in the transferred assets is received in exchange. The transferor has surrendered control over transferred assets only if all of the following conditions are met:

         o The transferred assets have been isolated from the transferor -- put presumptively beyond the reach of the transferor and its creditors, even in bankruptcy or other receivership.

         o Each transferee obtains the right -- free of conditions that constrain it from taking advantage of that right -- to pledge or exchange the transferred assets, or the transferee is a qualifying special-purpose entity and the holders of beneficial interests in that entity have the right free of conditions that constrain them from taking advantage of that right -- to pledge or exchange those interests.

         o The transferor does not maintain effective control over the transferred assets through an agreement that both entitles and obligates the transferor to repurchase or redeem them before their maturity, or all agreement that entitles the transferor to repurchase or redeem transferred assets that are not readily obtainable.

         This Statement provides detailed measurement standards for assets and liabilities included in these transactions. It also includes implementation guidance for assessing isolation of transferred assets and for accounting for transfers of partial interests, servicing of financial assets, securitizations, transfers of sales-type and direct financing lease receivables, securities lending transactions, repurchase agreements, "wash sales," loan syndications and participations, risk participations in banker's acceptances, factoring arrangements, transfers of receivables with recourse, and extinguishments of liabilities.

         The Statement supersedes FASB SFAS No. 76, Extinguishment of Debt, and No. 77, Reporting by Transferors for Transfers of Receivables with Recourse, and No. 122, Accounting for Mortgage Servicing Rights and amends FASB SFAS No. 115, Accounting or Certain Investments in Debt and Equity Securities, in addition to clarifying or amending a number of other statements and technical bulletins.

         This Statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. Earlier or retroactive application is not permitted. ^ The adoption of SFAS No. 125, has not had a material effect on Montgomery's financial position and results of operations.

         In February 1997, the FASB issued SFAS No. 128, Earnings per Share, establishing standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock, as well, as any other entity that chooses to present EPS in its financial statements.

         This Statement simplifies the current standards of APB Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It eliminates the presentation of primary EPS and requires presentation of basic EPS (the principal difference being that common stock equilvalents are not considered in the computation of basic EPS). It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

         Basic EPS includes no dilution and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if the potential common shares were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Diluted EPS is computed similarly to that of fully diluted EPS pursuant to Opinion No. 15.

         The Statement is effective for financial statements issued for periods ending after December 15, 1997, including interim periods. Earlier application is not permitted. The Statement requires restatement of all prior-period EPS data presented.

         In  February  1997,  the  FASB  issued  SFAS  No.  129,  Disclosure  of
Information about Capital Structure, continuing the current requirements to disclose certain information about an entity's capital structure found in APB Opinion No. 10, Omnibus Opinion -- 1966, Opinion No. 15, and SFAS No. 47, Disclosure of Long-Term Obligations. It consolidates specific disclosure requirements from those standards. SFAS No. 129 is effective for financial statements issued by Montgomery for periods ending after December 15, 1997, including interim periods.

         In June 1997, the FASB issued SFAS No. 130, Reporting Comprehensive Income, establishing standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. This Statement does not require a specific format for that financial statement but requires that an enterprise display an amount representing total comprehensive income for the period in that financial statement.

         SFAS No. 130 will also require Montgomery to (a) classify items of other comprehensive income by their nature in a financial statement and (b) display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in-capital in the equity section of a statement of financial position.

         The Statement is effective for fiscal years beginning after December 15, 1997. Reclassification of financial statements for earlier periods provided for comparative purposes is required.

         In June 1997, the FASB issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishing standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. It also establishes standards for related disclosures about products and services, geographic areas, and major customers. This Statement supersedes SFAS No. 14, Financial Reporting for Segments of a Business
Enterprise,  but  retains the  requirements  to report  information  about major customers. It amends SFAS No. 94, Consolidation of All Majority-Owned Subsidiaries, to remove the special disclosure requirements for previously unconsolidated subsidiaries.

         SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

         This Statement requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise's general-purpose financial statements. This Statement also requires that a public business enterprise report descriptive information about the way that the operating segments were determined, the products and services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

         SFAS No. 131 is effective for financial statements for periods beginning after December 15, 1997. In the initial year of application, comparative information for earlier years is to be restated. This Statement need not be applied to interim financial statements in the initial year of its application, but comparative information for interim periods in the initial year of application is to be reported in financial statements for interim periods in the second year of application.

Impact of Inflation and Changing Prices

         The consolidated financial statements and related financial information presented elsewhere herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars without considering the changes in the relative purchasing power of money over time due to inflation.

         The effect of inflation on savings associations and other financial institutions differs from the impact on nonfinancial institutions. Savings associations, as financial intermediaries, have assets and liabilities which may move in concert with inflation. This is especially true for savings institutions with a high percentage of rate-sensitive interest-earning assets and interest-bearing liabilities. A financial institution can reduce the impact of inflation by managing its rate sensitivity gap.

[GRAPHIC -- COMPANY LOGO]
GEO. S. OLIVE & CO. LLC

                          Independent Auditor's Report

To the Stockholders and
Board of Directors
Montgomery Financial Corporation
Crawfordsville, Indiana

We have audited the consolidated statement of financial condition of Montgomery Financial Corporation (formerly Montgomery Savings, A Federal Association) and subsidiary as of June 30, 1997 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Montgomery Financial Corporation and Subsidiary as of June 30, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1997, in conformity with generally accepted accounting principles.


/s/Geo. S. Olive & Co. LLC

Geo. S. Olive & Co. LLC

Indianapolis, Indiana
August 5, 1997



A member of Moores Rowland International
An association of independent accounting firms throughout the world.

               700 CAPITAL CENTER SOUTH, 201 NORTHILLINOIS STREET
                        INDIANAPOLIS, INDIANA 46204-1904
                       (317) 383-4000 FAX: (317) 383 4200
                 OFFICES LOCATED IN INDIANA, ILLINOIS AND OHIO

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana

                  Consolidated Statement of Financial Condition

June 30                                                          1997             1996
------------------------------------------------------------------------------------------
Assets
   Cash .................................................   $     221,456    $     129,519
   Short-term interest-bearing deposits .................      11,373,316        3,506,685
                                                            -------------    -------------
         Total cash and cash equivalents ................      11,594,772        3,636,204
   Interest-bearing deposits ............................         100,000          100,000
   Investment securities available for sale .............          42,494          311,656
   Loans ................................................      87,088,294       80,232,496
   Allowance for loan loses .............................        (180,000)        (158,000)
                                                            -------------    -------------
         Net loans ......................................      86,908,294       80,074,496

   Real estate owned and held for development, net ......       1,301,734          908,913
   Premises and equipment ...............................       1,620,885        1,595,966
   Federal Home Loan Bank stock .........................         921,500          750,000
   Interest receivable ..................................         684,479          595,158
   Other assets .........................................         225,147          238,351
                                                            -------------    -------------
         Total assets ...................................   $ 103,399,305    $  88,210,744
                                                            =============    =============
Liabilities
   Deposits
     Noninterest bearing ................................   $   1,165,223    $     613,242
     Interest bearing ...................................      70,100,001       69,095,279
                                                            -------------    -------------
         Total deposits .................................      71,265,224       69,708,521

   Federal Home Loan Bank advances ......................      11,428,373        8,000,000
   Interest payable .....................................         423,305          428,178
   Deferred tax liability ...............................         360,156          364,395
   Other liabilities ....................................         555,669          582,322
                                                            -------------    -------------
         Total liabilities ..............................      84,032,727       79,083,416
                                                            =============    =============

June 30                                                          1997             1996
------------------------------------------------------------------------------------------
Stockholders' Equity
   Preferred stock, $.01 par  value
     Authorized and unissued--2,000,000 shares
   Common stock, $.01 par value
     Authorized--8,000,000 and 2,000,000 shares
     Issued and outstanding--1,653,032 and 850,000 shares          16,530            8,500
   Paid-in capital ......................................      13,547,619        2,194,128
   Retained earnings--substantially restricted ..........       7,136,492        6,924,757
   Unearned ESOP shares .................................      (1,322,500)
   Unearned compensation ................................         (11,563)
   Net unrealized loss on securities available for sale .            --                (57)
                                                            -------------    -------------
         Total stockholders' equity .....................      19,366,578        9,127,328
                                                            -------------    -------------
         Total liabilities and stockholders' equity .....   $ 103,399,305    $  88,210,744
                                                            =============    =============


See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana
                        Consolidated Statement of Income

Year Ended June 30                                                  1997           1996            1995
----------------------------------------------------------------------------------------------------------
Interest and Dividend Income
   Loans .....................................................   $ 6,879,742    $ 6,409,666    $ 5,894,188
   Investment securities .....................................        10,956         28,678         77,962
   Deposits with financial institutions ......................       268,876        281,805        156,417
   Dividend income ...........................................        59,967         56,472         49,645
                                                                 -----------    -----------    -----------
         Total interest and dividend income ..................     7,219,541      6,776,621      6,178,212
                                                                 -----------    -----------    -----------
Interest Expense
   Deposits ..................................................     3,812,759      3,866,674      3,188,701
   Short-term borrowings .....................................          --            8,000         34,525
   Federal Home Loan Bank advances ...........................       643,127        559,393        684,032
                                                                 -----------    -----------    -----------
         Total interest expense ..............................     4,455,886      4,434,067      3,907,258
                                                                 -----------    -----------    -----------
Net Interest Income ..........................................     2,763,655      2,342,554      2,270,954
   Provision (adjustment) for losses on loans ................        22,000         19,750        (15,000)
                                                                 -----------    -----------    -----------
Net Interest Income After Provision (Adjustment)
   for Losses on Loans .......................................     2,741,655      2,322,804      2,285,954
                                                                 -----------    -----------    -----------
Other Income
   Service charges on deposit accounts .......................        25,749         22,184          8,285
   Net realized gains on sale of available-for-sale securities          --             --            9,033
   Net appraisal income (expense) ............................           390         (5,007)        39,540
   Other income ..............................................         4,122          6,043         22,276
                                                                 -----------    -----------    -----------
         Total other income ..................................        30,261         23,220         79,134
                                                                 -----------    -----------    -----------
Other Expenses
   Salaries and employee benefits ............................       934,453        878,536        901,945
   Net occupancy expenses ....................................       106,413        100,999         91,774
   Equipment expenses ........................................       142,518        140,000        132,022
   Data processing expense ...................................       100,009         86,684         87,069
   Deposit insurance expense .................................       523,184        156,199        145,529
   Real estate operations, net ...............................       (74,993)        (7,364)       (18,378)
   Advertising expense .......................................        32,028         33,408         31,250
   Other expenses ............................................       455,053        361,942        378,158
                                                                 -----------    -----------    -----------
         Total other expenses ................................     2,218,665      1,750,404      1,749,369
                                                                 -----------    -----------    -----------
Income Before Income Tax .....................................       553,251        595,620        615,719
   Income tax expense ........................................       240,556        164,993        230,462
                                                                 -----------    -----------    -----------
Net Income ...................................................   $   312,695    $   430,627    $   385,257
                                                                 ===========    ===========    ===========
Net Income Per Share .........................................   $       .67
Weighted Average Shares Outstanding ..........................       466,350

See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana

            Consolidated Statement of Changes in Stockholders' Equity

                                                 Common Stock
                                            ----------------------
                                            Shares                      Paid-in        Retained      Unearned        Unearned
                                            Outstanding     Amount      Capital        Earnings      ESOP Shares     Compensation
                                            -----------     ------      -------        --------      -----------     ------------
Balances, July 1, 1994                                                                $6,289,873
Net income for 1995                                                                      385,257
Cumulative effect of
   change in method of
   accounting for securities
Net change in unrealized
   gain (loss) on securities
   available for sale
                                            ---------       -------     -----------    ----------    -----------       --------
Balances, June 30, 1995                                                                 6,675,130
Net income for 1996                                                                       430,627
Common stock issued in
   reorganization, net of                     600,000     $ 6,000                        (106,000)
   assets retained by
   Montgomery Mutual Holding
   Company
Common stock sold, net of costs               250,000       2,500     $ 2,194,128
Cash dividends ($.30 per share)                                                           (75,000)
Net change in unrealized
   gain (loss) on securities
   available for sale
                                            ---------       -------     -----------    ----------    -----------       --------
Balances, June 30, 1996                       850,000       8,500       2,194,128       6,924,757
Net income for 1997                                                                       312,695
Cash dividends ($.40 per share)                                                          (100,000)
Purchase of stock for
   Management Recognition Trust                                                                                        $(11,563)
   (unearned compensation)
Merger with Montgomery Mutual
   Holding Company                           (600,000)     (6,000)        110,547
Exchange of shares                            216,254       2,162          (2,162)           (960)
Common stock sold, net of costs             1,186,778      11,868      11,245,106
Contribution for unearned
   ESOP shares                                                                                       $(1,322,500)
Net change in unrealized
   gain (loss) on securities
   available for sale
                                            ---------       -------     -----------    ----------    -----------       --------
Balances, June 30, 1997                     1,653,032       $16,530     $13,547,619    $7,136,492    $(1,322,500)      $(11,563)
                                            =========       =======     ===========    ==========    ===========       ========
                                              Net Unrealized
                                              Gain (Loss) On
                                              Securities
                                              Available For Sale          Total
                                              ------------------          -----
Balances, July 1, 1994                                                $ 6,289,873
Net income for 1995                                                       385,257
Cumulative effect of
   change in method of                             $17,092                 17,092
   accounting for securities
Net change in unrealized
   gain (loss) on securities                       (13,839)               (13,839)
   available for sale
                                                   -------            -----------
Balances, June 30, 1995                              3,253              6,678,383
Net income for 1996                                                       430,627
Common stock issued in
   reorganization, net of                                                (100,000)
   assets retained by
   Montgomery Mutual Holding
   Company
Common stock sold, net of costs                                         2,196,628
Cash dividends ($.30 per share)                                           (75,000)
Net change in unrealized
   gain (loss) on securities                        (3,310)                (3,310)
   available for sale
                                                   -------            -----------
Balances, June 30, 1996                                (57)             9,127,328
Net income for 1997                                                       312,695
Cash dividends ($.40 per share)                                          (100,000)
Purchase of stock for
   Management Recognition Trust                                           (11,563)
   (unearned compensation)
Merger with Montgomery Mutual
   Holding Company                                                        104,547
Exchange of shares                                                           (960)
Common stock sold, net of costs                                        11,256,974
Contribution for unearned
   ESOP shares                                                         (1,322,500)
Net change in unrealized
   gain (loss) on securities                            57                     57
   available for sale
                                                   -------            -----------
Balances, June 30, 1997                            $     0            $19,366,578
                                                   =======            ===========


See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana

                      Consolidated Statement of Cash Flows


Year Ended June 30                                             1997           1996            1995
------------------------------------------------------------------------------------------------------
Operating Activities
   Net income .........................................   $    312,695    $    430,627    $    385,257
   Adjustments to reconcile net income
     to net cash provided by operating
     activities
     Provision (adjustment) for loan losses ...........         22,000          19,750         (15,000)
     Provision for loss on real estate owned ..........                                         15,000
     Depreciation .....................................        206,945         195,837         160,073
     Investment securities gains ......................                                         (9,033)
     Gain on sale of subsidiary .......................                                        (15,525)
     (Gain) loss on sale of real estate owned .........         (7,682)         25,572          (1,148)
     Deferred income tax ..............................         (4,275)        (23,421)         30,532
     Change in
       Interest receivable ............................        (89,321)        (27,919)       (127,839)
       Interest payable ...............................         (4,873)          9,320         171,263
       Other assets ...................................         13,204         121,095        (180,945)
       Other liabilities ..............................        (26,653)        199,197         628,522
     Other adjustments ................................         24,189          15,523          (5,355)
                                                          ------------    ------------    ------------
         Net cash provided by operating activities ....        446,229         965,581       1,035,802
                                                          ------------    ------------    ------------
Investing Activities
   Net change in interest-bearing deposits ............                                        100,000
   Proceeds from sale of subsidiary ...................                                          1,400
   Proceeds from maturities and paydowns
        of securities available for sale ..............        269,161         484,098         343,058
   Proceeds from sales of securities available for sale        640,464
   Net change in loans ................................     (7,088,289)     (2,248,278)     (5,808,863)
   Additions to real estate owned .....................       (210,496)        (93,633)        (56,496)
   Proceeds from real estate owned sales ..............         59,549         248,363
   Purchase of premises and equipment .................       (199,111)        (60,410)       (428,139)
   Purchase of FHLB of Indianapolis stock .............       (171,500)                       (139,800)
   Other investing activities .........................          1,000
                                                          ------------    ------------    ------------
         Net cash used by investing activities ........     (7,399,235)     (1,858,674)     (5,100,013)
                                                          ------------    ------------    ------------

                                       26

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana

                      Consolidated Statement of Cash Flows


Year Ended June 30                                             1997           1996            1995
------------------------------------------------------------------------------------------------------
                                       (continued)
Financing Activities
   Net change in
     Noninterest-bearing, interest-bearing demand
        and savings deposits ..........................   $  1,078,794    $    359,419    $ (2,191,209)
     Certificates of deposit ..........................        477,909       1,063,495       8,130,834
     Short-term borrowings ............................           --          (368,250)       (969,851)
   Proceeds from FHLB advances ........................      7,000,000       8,000,000       4,000,000
   Repayment of FHLB advances .........................     (3,571,627)    (10,500,000)     (2,500,000)
   Cash paid in lieu of fractional shares .............           (960)
   Proceeds from sale of stock, net of costs ..........     10,039,021       2,089,819
   Stock issued in reorganization, net of assets
     retained by Montgomery Mutual Holding Company ....                       (100,000)
   Purchase of stock for Management Recognition Trust .        (11,563)
   Dividends paid .....................................       (100,000)        (50,000)
                                                          ------------    ------------    ------------
         Net cash provided by financing activities ....     14,911,574         494,483       6,469,774
                                                          ------------    ------------    ------------
Net Change in Cash and Cash Equivalents ...............      7,958,568        (398,610)      2,405,563
Cash and Cash Equivalents, Beginning of Period ........      3,636,204       4,034,814       1,629,251
                                                          ------------    ------------    ------------
Cash and Cash Equivalents, End of Period ..............   $ 11,594,772    $  3,636,204    $  4,034,814
                                                          ============    ============    ============

Additional Cash Flow and Supplementary Information
   Interest paid ......................................   $  4,461,000    $  4,425,000    $  3,736,000
   Income tax paid ....................................        173,000         143,000         211,000
   Loan balances transferred to real estate owned .....        352,000          69,000         124,000
   Conversion costs transferred from other assets
     to stockholders' equity ..........................                        218,000
   Dividends payable ..................................         25,000          25,000
   Transfer stock purchase deposits from liabilities
     to proceeds from sale of stock ...................                        325,000
   Common stock issued to ESOP leveraged with
      a employer loan .................................      1,322,500

See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana

                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


0    Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Montgomery Financial Corporation ("Company") and its wholly owned subsidiary, Montgomery Savings, A Federal Association ("Association"), and the Association's wholly owned subsidiary, MSA Service Corporation ("MSA"), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. The Association operates under a federal thrift charter and provides full banking services. As a federally-chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

The Association generates mortgage and consumer loans and receives deposits from customers located primarily in central Indiana. The Association's loans are generally secured by specific items of collateral including real property and consumer assets.

MSA is a real estate management and development company. For years ending prior to June 30, 1996, MSA owned Clements-Roscher Corporation ("CRC"). CRC was a casualty insurance agency that sold a broad range of casualty insurance, including building, homeowners, and auto insurance. MSA sold its wholly owned subsidiary, CRC, in a stock sale effective July 1, 1994. The purchase price totaled $75,000, consisting of cash and a note, and MSA recorded a gain of $15,525 on the sale.

Consolidation--The consolidated financial statements include the accounts of the Company, the Association and MSA after elimination of all material intercompany transactions and accounts.

Investment Securities--Debt securities are classified as held to maturity when the Association has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost.

Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in stockholders' equity.

Amortization of premiums and accretion of discounts are recorded using the interest method as interest income from securities. Realized gains and losses are recorded as net security gains (losses). Gains and losses on sales of securities are determined on the specific-identification method.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Association will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Payments with insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered impaired. The Association considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans. When a loan is paid off or sold, any unamortized loan origination fee balance is credited to income.

Real estate owned and held for development, net arises from loan foreclosure or deed in lieu of foreclosure and acquisition of real estate for development and is carried at the lower of cost or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property, net of rental and other income are expensed.

Allowances for loan and real estate losses are maintained to absorb loan and real estate losses based on management's continuing review and evaluation of the loan and real estate portfolios and its judgment as to the impact of economic conditions on the portfolios. The evaluation by management includes consideration of past loss experience, changes in the composition of the portfolios, the current condition and amount of loans and real estate owned outstanding, and the probability of collecting all amounts due. Impaired loans are measured by the present value of expected future cash flows, or the fair value of the collateral of the loan, if collateral dependent.

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1997, the allowance for loan losses and carrying value of real estate owned are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

Premises and equipment are carried at cost net of accumulated depreciation. Depreciation is computed using the straight-line method based principally on the estimated useful lives of the assets, which range from 3 to 35 years. Maintenance and repairs are expensed as incurred while major additions and improvements are capitalized. Gains and losses on dispositions are included in current operations.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Federal Home Loan Bank stock is a required investment for institutions that are members of the Federal Home Loan Bank system. The required investment in the common stock is based on a predetermined formula.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share is computed based upon the weighted average of the 250,000 shares of publicly owned common stock of the Association that were outstanding during the year ended June 30, 1997 converted to 466,350 shares of Company common stock in connection with the second conversion and reorganization, as more fully discussed below. Net income per share for the periods before the conversion to a stock savings association on August 11, 1995 is not meaningful.


0    Conversion

On November 17, 1992, the Board of Directors of the Association unanimously adopted a Plan of Reorganization whereby Montgomery Savings Association, A
Federal  Association  ("Montgomery"),  was  reorganized  into a  federal  mutual holding company on August 11, 1995 and became known as "Montgomery Mutual Holding Company". Substantially all of the assets and liabilities of Montgomery were transferred to a newly-chartered federal savings and loan association known as Montgomery Financial Corporation ("Association"), in exchange for 600,000 shares of the Association's common stock, par value of $.01 per share, $100,000 was retained by Montgomery to capitalize Montgomery Mutual Holding Company. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests.

As part of the reorganization, the Association sold 250,000 shares of common stock at $10.00 per share in an offering completed on August 11, 1995. Reorganization costs of $303,372 were charged to stockholders' equity upon completion of the offering.

As a result of the transaction, Montgomery Mutual Holding Company owned 70.6 percent of Montgomery and minority stockholders owned 29.4 percent.

On December 26, 1996, the Boards of Directors of Montgomery Mutual Holding Company and the Association adopted a Plan of Conversion of Montgomery Mutual Holding Company and an Agreement and Plan of Reorganization between Montgomery Holding Company and the Association.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


In connection with the conversion and reorganization, the Association formed a new first-tier, wholly owned subsidiary, the Company, which became the holding company of the Association upon consummation of the conversion and reorganization. The Company in turn formed Interim as a wholly owned subsidiary. Montgomery Mutual Holding Company converted from the mutual form to a federal interim stock savings association and simultaneously merged with and into the Association pursuant to the Plan of Merger. As a result, Montgomery Mutual Holding Company ceased to exist, assets of $104,547 were contributed to the Association and the 600,000 shares of Association common stock it owned were cancelled. Interim then merged with and into the Association pursuant to the Plan of Merger and the Association became a wholly owned subsidiary of the Company. In connection therewith, 250,000 shares of Association common stock owned by the minority stockholders of the Association and outstanding immediately prior to the effective time thereof was automatically converted, without further action by the holder thereof, into 466,254 shares of the Company common stock based on the exchange ratio, plus $960 cash in lieu of fractional share interest. The transaction has been recorded at historical cost in a manner similar to that utilized in a pooling of interest.

As part of the transaction, the Company sold 1,186,778 shares of Company common stock at $10.00 per share in an offering completed June 30, 1997. Net proceeds of the Company's stock sale, after costs of $610,806 and reduction of $1,322,500 for common stock issued to the ESOP leveraged with an employer loan, were $10,039,021.


0    Investment Securities

                                                                     1997
                                              ---------------------------------------------------
                                                              Gross         Gross
                                              Amortized     Unrealized    Unrealized       Fair
June 30                                         Cost          Gains         Losses         Value
-------------------------------------------------------------------------------------------------
Available for sale
     Municipal due January 1, 1998              $ 42                                        $ 42
                                                ================================================

                                                                     1996
                                              ---------------------------------------------------
                                                              Gross         Gross
                                              Amortized     Unrealized    Unrealized       Fair
June 30                                         Cost          Gains         Losses         Value
-------------------------------------------------------------------------------------------------
Available for sale
     Federal agencies                           $250                                        $250
     Municipal                                    62                                          62
                                                ------------------------------------------------
            Total available for sale            $312            $0            $0            $312
                                                ================================================

Proceeds from sales of securities held to maturity during 1995 were $640,464. Gross gains of $10,029 and gross losses of $996 were realized on those sales. There were no sales of securities during the years ended June 30, 1997 and 1996.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

0    Loans and Allowance

June 30                                                   1997           1996
--------------------------------------------------------------------------------
Loans
  Real estate mortgage loans
    One-to-four family                                 $ 73,606        $ 68,092
    Multi-family and nonresidential                       8,115           8,391
  Real estate construction loans                          1,892           1,261
  Home equity loans                                       2,727           2,444
  Consumer loans                                            665             251
  Share loans                                               587             323
                                                       --------        --------
                                                         87,592          80,762

  Undisbursed portion of loans                             (668)           (683)
  Deferred loan costs                                       164             153
                                                       --------        --------
                                                       $ 87,088        $ 80,232
                                                       ========        ========
Year Ended June 30                                    1997      1996      1995
--------------------------------------------------------------------------------
Allowance for loan losses
  Balances, July 1                                   $ 158      $ 138     $ 158
  Provision (adjustment) for loan losses                22         20       (15)
  Loans charged off                                                          (5)
                                                     -----      -----     -----
  Balances, June 30                                  $ 180      $ 158     $ 138
                                                     =====      =====     =====

On July 1, 1995, the Association adopted SFAS Nos. 114 and No. 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. At June 30, 1997, the Association had no impaired loans. At June 30, 1996, the Association had an impaired loan of $308,000 for which an allowance for losses was not deemed necessary. The average balance of impaired loans for the year ended June 30, 1997 and 1996 was $25,000 and $272,000. The Association had no interest income or cash receipts on impaired loans during the year ended June 30, 1997. Interest income and cash receipts of interest totaled $33,000 and $6,000 during the period in the year ended June 30, 1996 that the loan was impaired.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

In addition, at June 30, 1997, 1996 and 1995, the Association had nonaccrual loans of approximately $273,000, $325,000 and $522,000, for which impairment had not been recognized. If interest on these loans had been recognized at the original interest rates, interest income would have increased approximately $25,000, $18,000 and $26,000 for years ended June 30, 1997, 1996 and 1995.

The Association has no commitments to loan additional funds to the borrowers of impaired or nonaccrual loans.


0    Real Estate Owned

June 30                                                     1997          1996
--------------------------------------------------------------------------------
Real estate acquired in settlement of loans               $   109       $   148
Real estate held for development                            1,367           906
Allowance for losses
                                                          -------       -------
                                                            1,476         1,054
Accumulated depreciation                                     (174)         (145)
                                                          -------       -------
      Net                                                 $ 1,302       $   909
                                                          =======       =======


Year Ended June 30                                             1996         1995
--------------------------------------------------------------------------------
Allowance for losses on real estate owned
  Balances, July 1                                             $ 15
  Provision (adjustment) for losses                             (15)        $ 15
                                                               ----         ----
  Balances, June 30                                            $  0         $ 15
                                                               ====         ====

0    Premises and Equipment

June 30                                                 1997              1996
--------------------------------------------------------------------------------
Land                                                  $   151           $    91
Building and parking lot                                1,447             1,441
Equipment                                               1,011             1,020
                                                      -------           -------
      Total cost                                        2,609             2,552

Accumulated depreciation                                 (988)             (956)
                                                      -------           -------
      Net                                             $ 1,621           $ 1,596
                                                      =======           =======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


0    Deposits

June 30                                                         1997      1996
--------------------------------------------------------------------------------
   Noninterest-bearing                                         $ 1,165   $   613
   Interest-bearing demand                                      10,682     9,613
   Savings deposits                                              4,405     4,948
   Certificates and other time deposits of $100,000 or more     12,766    12,948
   Other certificates and time deposits                         42,247    41,587
                                                               -------   -------
         Total deposits                                        $71,265   $69,709
                                                               =======   =======

   Certificates maturing in years ending June 30:

     1998                                        $34,736
     1999                                         14,097
     2000                                          3,857
     2001                                          1,565
     2002                                            722
     Thereafter                                       36
                                                 -------
                                                 $55,013
                                                 =======

Year Ended June 30                                1997        1996         1995
--------------------------------------------------------------------------------
Interest expense on deposits
  Interest-bearing demand                       $  355       $  345       $  394
  Savings deposits                                 188          219          178
  Certificates                                   3,270        3,303        2,617
                                                ------       ------       ------
                                                $3,813       $3,867       $3,189
                                                ======       ======       ======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

0    FHLB Advances

                                                             1997
                                                   -----------------------------
                                                                  Weighted
June 30                                             Amount      Average Rate
--------------------------------------------------------------------------------
Advances from FHLB
  Maturities in years ending June 30
    1998                                           $ 5,000         5.83%
    1999                                             2,000         5.99
    2000                                             2,000         6.15
    2001                                             2,428         6.14
                                                   -------
                                                   $11,428         5.98%
                                                   =======

The Association has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires September 5, 1997 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at June 30, 1997.

The FHLB advances are secured by first mortgage loans totaling $69,820,000. Advances are subject to restrictions or penalties in the event of prepayment.

0    Income Tax

Year Ended June 30                                   1997      1996      1995
--------------------------------------------------------------------------------
Income tax expense
  Currently payable
    Federal                                         $ 186     $ 163     $ 155
    State                                              59        26        44
  Deferred
    Federal                                            (7)      (33)       27
    State                                               3         9         4
                                                    -----     -----     -----
      Total income tax expense                      $ 241     $ 165     $ 230
                                                    =====     =====     =====

Reconciliation of federal statutory to
  actual tax expense
  Federal statutory income tax at 34%               $ 188     $ 202     $ 209
  Effect of state income taxes                         40        23        32
  Other                                                13       (60)      (11)
                                                    -----     -----     -----
      Actual tax expense                            $ 241     $ 165     $ 230
                                                    =====     =====     =====

Effective tax rate                                   43.6%     27.7%     37.4%

The tax expense related to securities gains was $3,600 for the year ended June 30, 1995.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The components of the deferred tax liability are as follows at:

June 30                                                        1997        1996
--------------------------------------------------------------------------------
Differences in depreciation methods                           $(239)      $(244)
Differences in accounting for loan losses                        (3)        (28)
Differences in accounting for loan costs                       (141)       (110)
Differences in accounting for retirement plans
   and other employee benefits                                   42          32
FHLB of Indianapolis stock dividend                             (30)        (30)
Deferred state income taxes                                      20          20
Other                                                            (9)         (4)
                                                              -----       -----
                                                              $(360)      $(364)
                                                              =====       =====

Assets                                                        $  62       $  52
Liabilities                                                    (422)       (416)
                                                              -----       -----
                                                              $(360)      $(364)
                                                              =====       =====

Retained earnings at June 30, 1997 and 1996, include approximately $1,500,000 for which no deferred federal income tax liability has been recognized. These amounts represent an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $590,000 at June 30, 1997 and 1996.


0    Regulatory Capital

The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

At June 30, 1997, the Association believes that it meets all capital adequacy requirements to which it is subject and the most recent notification from the regulatory agency categorized the Association as well capitalized under the regulatory framework for prompt corrective action. There have been no conditions or events since that notification that management believes have changed this categorization.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The Association's actual and required capital amounts and ratios are as follows:

                                                                                       1997
                                                     --------------------------------------------------------------------
                                                                             Required  for           To Be Well
                                                      Actual              Adequate Capital (1)     Capitalized (1)
                                                     --------------------------------------------------------------------
June 30                                              Amount      Ratio     Amount      Ratio      Amount       Ratio
-------------------------------------------------------------------------------------------------------------------------
Total risk-based capital (1)
  (to risk-weighted assets)                          $13,678      22.9%    $4,787       8.0%      $5,984       10.0%

Core capital (1) (to adjusted tangible assets)        14,690      14.3      3,087       3.0%       6,174        6.0%

Core capital (1) (to adjusted total assets)           14,690      14.3      3,087       3.0%       5,145        5.0%

(1) As defined by regulatory agencies

The Association's tangible capital at June 30, 1997 was $14,690,000, which amount was 14.3 percent of tangible assets and exceeded the required ratio of
1.5 percent.


0    Restriction on Dividends

The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders. The Office of Thrift Supervision ("OTS") regulations provide that a savings association which meets fully phased-in capital requirements and is subject only to "normal supervision" may pay out, as a dividend, 100 percent of net income to date over the calendar year and 50 percent of surplus capital existing at the beginning of the calendar year without supervisory approval, but with 30 days prior notice to the OTS. OTS regulations also prohibit a savings association from declaring or paying any dividends if, as a result, the regulatory capital of the Association would be reduced below the minimum amount required to be maintained for the liquidation account established in connection with the conversion. Any additional amount of capital distributions would require prior regulatory approval. A savings association failing to meet current capital standards may only pay dividends with supervisory approval.

At the time of conversion on June 30, 1997, a liquidation account was established in an amount equal to $420,000 of dividends waived by Montgomery Mutual Holding Company plus the Association's net worth at March 31, 1995. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Association after conversion. In the event of a complete liquidation (and only in such event), each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $7,062,000.

At June 30, 1997, the stockholder's equity of the Association was $15,112,000, of which approximately $8,050,000 was available for the payment of dividends.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


0    Commitments and Contingent Liabilities

In the normal course of business there are outstanding commitments and contingent liabilities, such as commitments to extend credit, which are not included in the accompanying consolidated financial statements. The
Association's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit is represented by the contractual or notional amount of those instruments. The Association uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated statement of financial condition.

Financial instruments whose contract amount represents credit risk as of June 30 were as follows:

                                                           1997         1996
--------------------------------------------------------------------------------
   Mortgage loan commitments
     At variable rates                                    $1,712       $  318
     At fixed rates ranging from 7.90 to 9.75%
       for 1997 and 7.50 to 9.50% for 1996                   143        2,472

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management's credit evaluation. Collateral held varies, but may include residential real estate or other assets of the borrower.

The Company and Association are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Association.


0    Employee Benefit Plans

The Association has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Association matches employees' contributions at the rate of 100 percent of the first 7 percent of base salary contributed by participants. The Association's expense for the plan was $48,000 for 1997, $45,000 for 1996 and $46,000 for 1995.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


On October 15, 1996, the stockholders of the Association approved a Management Recognition Plan ("MRP"). This plan was assumed by the Company in connection with the second conversion and reorganization. The plan allows for the purchase in the open market or through the issuance of authorized and unissued shares of up to 13,990 shares of common stock. On November 25, 1996, Montgomery purchased 1,000 shares for the MRP at a cost of $11,563 which was recorded as unearned compensation in stockholders' equity. Restricted stock awards covering 13,988 shares of common stock, of which 12,988 will be purchased on the open market, were awarded to Montgomery's officers and key employees under the MRP. Expense under the plan for fiscal year ended June 30, 1997 was not material.

As part of the second conversion, the Company established an Employee Stock Ownership Plan ("ESOP") covering substantially all employees of the Association. The ESOP acquired 132,250 shares at $10.00 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,322,500 of stock acquired by the ESOP is shown as a reduction to stockholders' equity. Unearned ESOP shares totaled 132,250 at June 30, 1997 and had a fair value of $1,322,500. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares, which will be distributed to participants, are treated as compensation expense. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. There was no expense under the ESOP for the year ended June 30, 1997. At June 30, 1997, the ESOP had no allocated shares, 132,250 suspense shares and no committed-to-be released shares.

In addition, the Board of Directors has approved a 1997 Recognition Plan ("RRP"). The Plan is subject to stockholder's approval. Restricted stock awards covering up to 4% of the common stock to be outstanding upon consummation of the conversion less the number of shares held in the MRP may be awarded to the Association's directors, officers, and key employees under the RRP.


0    Stock Option Plans

On October 15, 1996, the stockholders of the Association approved a 1995 Stock Option Plan and a 1995 Director Stock Option Plan. These plans were assumed by the Company in connection with the second conversion and reorganization. These plans allow for the purchase in the open market or through the issuance of authorized and unissued shares of up to 34,973 shares of common stock for the Stock Option Plan and the Director Stock Option Plan. Under the stock option plans, stock option rights covering 24,483 shares of common stock may be granted to officers and other key employees and 10,490 shares of common stock may be granted to directors of Montgomery.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The Company's 1995 stock option plans are accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock option awards vest and are exercisable one year following the date of stockholder approval and thereafter at a rate not in excess of 20% per year. All options become fully vested and exercisable in the event of the death of disability of the optionee. The incentive stock option exercise price will not be less than the fair market value of the common stock on the date of the grant of the option. The date on which the options are first exercisable is determined by the Board of Directors, and the terms of the stock options will not exceed ten years from the date of grant. The exercise price of each option was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

SFAS No. 123, Stock-Based Compensation, is effective for the Company for the year ended June 30, 1997. This Statement establishes a fair value based method of accounting for stock-based compensation plans. Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:

June 30                                                               1997
--------------------------------------------------------------------------------
Risk-free interest rates                                              6.4%
   Dividend yields                                                    3.37
   Expected volatility factor of market price of common stock         11.0
Weighted-average expected life of the options                      7 years

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

Year Ended June 30                                              1997
--------------------------------------------------------------------------------
Net income                           As reported                $313
                                     Pro forma                   305
Earnings per share                   As reported                 .67
                                     Pro forma                   .65

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the year ended June 30, 1997.

Year Ended June 30                                      1997
--------------------------------------------------------------------------------
                                                                 Weighted-
                                                                 Average
          Options                               Shares        Exercise Price
--------------------------------------------------------------------------------
Outstanding, beginning of year                       0
Granted                                         34,973             $6.97
                                                ------
Outstanding, end of year                        34,973              6.97
                                                ======

Options exercisable at year end                      0
Weighted-average fair value of options
   granted during the year                                         $1.25

As of June 30, 1997, options outstanding totaling 34,973 have an exercise price of $6.97 and a weighted- average remaining contractual life of 9.6 years.

In addition, the Board of Directors has approved a 1997 Stock Option Plan. The Plan is subject to stockholders' approval. Under the 1997 Plan, stock option and stock appreciation rights covering shares representing an aggregate of up to 10% of the common stock sold in the conversion may be granted to directors, officers and employees of the Company or its subsidiaries.


0    Fair Values of Financial Instruments

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and Cash Equivalents--The fair value of cash and cash equivalents approximates carrying value.

Interest-Bearing   Deposits--The   fair  value  of   interest-bearing   deposits
approximate carrying value.

Investment Securities--Fair values are based on quoted market prices.

Loans--The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Interest    Receivable/Payable--The    fair    value   of    accrued    interest
receivable/payable approximates carrying values.

FHLB Stock--Fair value of FHLB stock is based on the price at which it may be resold to the FHLB.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Deposits--Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on such time deposits.

Federal Home Loan Bank Advances--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Advance  Payments  by  Borrowers  for  Taxes  and   Insurance--The   fair  value
approximates carrying value.

The estimated fair values of the Association's financial instruments are as follows:

                                                                  1997                            1996
                                                        ------------------------------------------------------
                                                        Carrying         Fair           Carrying        Fair
June 30                                                  Amount          Value           Amount         Value
--------------------------------------------------------------------------------------------------------------
Assets
     Cash and cash equivalents                          $11,595         $11,595          $3,636         $3,636
     Interest-bearing deposits                              100             100             100            100
     Investment securities available for sale                42              42             312            312
     Loans, net                                          86,908          87,494          80,074         81,432
     Stock in FHLB                                          922             922             750            750
     Interest receivable                                    684             684             595            595

Liabilities
     Deposits                                            71,265          71,189          69,709         70,212
     FHLB advances                                       11,428          11,272           8,000          7,954
     Interest payable                                       423             423             428            428
     Advances by borrowers for taxes and insurance          139             139             382            382


0    Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                            Condensed Balance Sheet
June 30                                                               1997
--------------------------------------------------------------------------------
Assets
   Cash                                                             $ 4,256
   Investment in subsidiaries                                        15,112
                                                                    -------
       Total assets                                                 $19,368
                                                                    =======

Liabilities                                                         $     1
Stockholders' Equity                                                 19,367
                                                                    -------
       Total liabilities and stockholders' equity                   $19,368
                                                                    =======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                         Condensed Statement of Income

Year Ended June 30                                                  1997
--------------------------------------------------------------------------------
Net Income--equity in earnings of subsidiaries                      $313
                                                                    ====

                       Condensed Statement of Cash Flows

Year Ended June 30                                                      1997
--------------------------------------------------------------------------------
Operating Activities
   Net income                                                       $       313
   Adjustments to reconcile net income to net cash
       provided by operating activities                                    (313)
                                                                    -----------
       Net cash provided by operating activities                              0
                                                                    -----------
Financing Activities
   Proceeds from sale of stock and reorganization,
       net of cost                                                        9,934
   Capital contribution to Association                                   (5,678)
                                                                    -----------
       Net cash provided by financing activities                          4,256
                                                                    -----------

Net Change in Cash                                                        4,256

Cash at Beginning of Year
                                                                    -----------
Cash at End of Year                                                 $     4,256
                                                                    ===========

Additional Cash Flow and Supplementary Information
   Common stock issued to ESOP leveraged with an
      employer loan                                                   1,322,500

                        MONTGOMERY FINANCIAL CORPORATION

                                       and

                    Montgomery Savings, A Federal Association

                        Directors and Executive Officers

Directors

Earl F. Elliott                                Mark E. Foster
Director, Chief  Executive Officer             Director of the Company and
 and President of the Company and                       and the Association
 Chairman of the Board and Chief
 Executive Officer of the Association

Robert C. Wright                               Joseph M. Malott
Director of the Company and the                Director of the Company and
 Association                                    the Association

J. Lee Walden                                  John E. Woodward
Director, Chief Operating Officer and          Director of the Company and the
 Chief Financial Officer of the Company         Association
 and Director, President and Chief
 Financial Officer of the Association

C. Rex Henthorn
Director and Chairman of the Board
 of the Company and Director
 of the Association

Executive Officers

Earl F. Elliott                                J. Lee Walden
Director, Chief Executive Officer and          Director, Vice President, Chief
 President of the Company and                   Operating and Chief Financial
 Chairman of the Board and Chief                Officer of the Company and
 Executive Officer of the Association           Director, President and Chief
                                                Financial Officer of the
                                                Association


Nancy L. McCormick
Secretary and Treasurer of the Company and Senior Vice President and Secretary
 of the Association

                             STOCKHOLDER INFORMATION

Corporate Profile

         Montgomery Financial Corporation is an Indiana corporation which was organized in 1997 by the Association for the purpose of holding all of the capital stock of the Association and in order to facilitate the Conversion and Reorganization. The Association was organized in 1888 and converted to a federal savings and loan charter in 1985. In August 1995, the Association converted to the stock form of organization and concurrently formed Montgomery Mutual Holding Company, owner of 70.59 percent of the shares of the Association's Common Stock. In June 1997, the Association became the wholly owned subsidiary of Montgomery Financial Corporation through the sale and issuance of common stock. The principal asset of Montgomery Financial Corporation is the outstanding stock of the Association, its wholly owned subsidiary. Montgomery Financial Corporation presently has no separate operations and its business consists only of the business of the Association. The Association's primary business consists of attracting deposits from the general public and using these deposits to provide financing of residential and, to a lesser extent, other properties.



Main Office                              Mill Street Office

119 East Main Street                     816 South Mill Street
Crawfordsville, Indiana 47933            Crawfordsville, Indiana 47933

Williamsport Office                      Covington Office

120 North Monroe Street                  417 East Liberty Street
Williamsport, Indiana 47993              Covington, Indiana 47932

Independent Auditors                     Local Counsel

Geo. S. Olive & Co. LLC.                 Henthorn, Harris, Taylor & Weliever PC
201 North Illinois Street                122 East Main Street
Indianapolis, Indiana 46204              Crawfordsville, Indiana 47933

Transfer Agent                           Special Counsel

Registrar & Transfer Co.                 Silver, Freedman & Taff, L.L.P.
10 Commerce Drive                        1100 New York Avenue, N.W.
Cranford, New Jersey 07016               Washington, D.C. 20005

Form 10-KSB Report

         A copy of Montgomery Financial's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1997 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of Montgomery
Financial upon written request to the Secretary, Montgomery Financial Corporation, 119 East Main Street, Crawfordsville, Indiana 47933.

Stock Listing

         Montgomery Financial's common stock is reported on the Nasdaq SmallCap Market under the symbol "MONT". As of June 30, 1997, Montgomery Financial had 369 stockholders of record and ^ 1,653,032 outstanding shares of common stock.

Price Range of Common Stock

         The table below shows the range of high and low bid prices. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.

                                                              1997
                                                 ------------------------------
                                                  High                    Low
                                                 -------                 ------
Fourth quarter(1)......................          $10.00                  $10.00

----------
(1) The IPO closed on June 30, 1997, and the common stock began trading July 1, 1997, therefore the common stock of Montgomery did not trade in fiscal 1997 and the price listed above reflects the IPO price.


         The Company has paid no dividend to date.