Form 10KSB, Exhibit 13
period 1998-06-30
MONTGOMERY FINANCIAL CORP
filed 1998-09-28
CIK 1037190

MONTGOMERY FINANCIAL CORPORATION


                               1998 Annual Report

                        MONTGOMERY FINANCIAL CORPORATION





         TABLE OF CONTENTS


Letter to Stockholders............................. 3
Selected Consolidated Financial Information.........4
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations........................................ 7
Report of Independent Auditor......................22
Consolidated Financial Statements..................23
Directors and Executive Officers...................45
Stockholder Information............................46




                            CONSOLIDATED FINANCIAL HIGHLIGHTS


                           June 30, 1998
                           (Dollars in Thousands)

                           Total assets.................................$117,163
                           Total loans, net..............................100,210
                           Investment securities and other
                            earning assets................................11,097
                           Deposits.......................................83,982
                           Borrowings   ..................................11,261
                           Net income........................................981
                           Stockholders' equity...........................20,065
                           Stockholders' equity as a percent of
                            assets.........................................17.1%


                            ------------------------
                                 ANNUAL MEETING

                      The Annual Meeting of Stockholders of
                  Montgomery Financial Corporation will be held
                on October 20, 1998 at 2:00 P.M. at the office of
                 the Company, located at 119 East Main Street,
                            Crawfordsville, Indiana.
                            ------------------------

                        MONTGOMERY FINANCIAL CORPORATION
                              119 East Main Street
                          Crawfordsville, Indiana 47933



                                                              September 11, 1998




Dear Fellow Stockholders:

          It is with pleasure that the board of directors, officers, and staff of Montgomery Financial Corporation and our wholly owned subsidiary, Montgomery Savings, A Federal Association, provide you with our annual report.

          Net earnings for the year ending June 30, 1998 were $981,000. This represented an increase of 213.4 percent over last year. Capital levels grew to $20.1 million compared to $19.4 million at June 30, 1997. This results in a capital ratio in excess of 17.1 percent and growth in capital over the same period of 3.6 percent. Total assets grew from $103.4 million to $117.2 million, an increase of $13.8 million or 13.3 percent when compared to June 30, 1997.

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

Sincerely,



Earl F. Elliott
President and Chief Executive Officer

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

          The following consolidated financial data as of and for the periods ended June 30, 1998, 1997, 1996, 1995 and 1994 have been derived from the audited consolidated financial statements of Montgomery. The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere herein, including Montgomery's audited consolidated financial statements and notes thereto.

                                                                                 At  June 30,
                                                          ----------------------------------------------------------
                                                            1998        1997         1996         1995        1994
                                                          --------    --------      -------      -------     -------
                                                                                (in Thousands)

Summary of Financial Condition:

Total assets.........................................     $117,163    $103,399      $88,211      $87,324     $79,633
Interest-bearing deposits in other financial institutions   10,785      11,473        3,607        3,871       1,735
Investment securities available for sale(1)..........          312          42          312          803       1,781
Loans receivable, net................................      100,210      86,908       80,074       77,929      72,215
Deposits.............................................       83,982      71,265       69,709       68,286      62,346
Borrowings...........................................       11,261      11,428        8,000       10,868      10,338
Stockholders' equity.................................       20,065      19,367        9,127        6,678       6,290


                                                               Year Ended June 30,
                                              ----------------------------------------------------------
                                               1998         1997         1996         1995         1994
                                              ------      -------      -------      -------      -------
                                                                 (Dollars in Thousands)
Summary of Operating Results:
Interest income(2).....................       $8,335       $7,220       $6,777       $6,178       $5,594
Interest expense.......................        4,570        4,456        4,434        3,907        3,107
                                              ------      -------      -------      -------      -------
     Net interest income...............        3,765        2,764        2,343        2,271        2,487
Provision (adjustment) for losses on loans         6           22           20         (15)           25
                                            --------    ---------    ---------    --------      --------
     Net interest income after provision
      for losses on loans..............        3,759        2,742        2,323        2,286        2,462
Other income...........................           47           30           23           79          147
Other expenses:
  Salaries and employee benefits.......        1,200          934          879          902          833
  Other................................          970        1,284          871          847          823
                                             -------       ------     --------     --------     --------
    Total non-interest expense.........        2,170        2,218        1,750        1,749        1,656
                                              ------       ------      -------      -------     --------
Income before income tax and cumulative
 effect of change in accounting method.        1,636          554          596          616          953
Income tax expense.....................          655          241          165          231          349
                                              ------      -------      -------     --------     --------
      Net income.......................       $  981       $  313       $  431      $   385      $   604
                                              ======       ======       ======      =======      =======
Net income per share(3)................                                    ---          ---          ---
      Basic............................       $ 0.64      $  0.67           --           --           --
      Diluted..........................         0.64         0.67           --           --           --
Net income per share without the special
 SAIF assessment(3):
      Basic............................         0.64         1.23           --           --           --
      Diluted..........................         0.64         1.23           --           --           --
Dividends declared per share(4)........         0.22         0.21       $ 0.30          ---          ---
Dividend pay out ratio(5)..............       34.38%       31.34%          ---          ---          ---
Performance Ratios:
Return on average assets(6)............         0.92         0.32        0.49%        0.46%        0.79%
Return on average equity(7)............         4.97         3.39         4.89         5.78         9.90
Average equity to average assets.......        18.60         9.88         9.99         7.91         7.96
Equity to assets at end of period......        17.13        18.73        10.35         7.65         7.90
Interest rate spread(8)................         2.70         2.64         2.27         2.54         3.19
Net interest margin(9).................         3.70         3.09         2.77         2.82         3.41
Average interest-earning assets to average
 interest-bearing liabilities..........       122.17       108.91       109.47       105.78       104.96
Non-interest expenses to average
 assets................................         2.05         2.37         1.98         2.08         2.16
Net interest income after provision for
 loan losses to non-interest expenses..        1.73x        1.24x        1.33x        1.31x        1.49x
Asset Quality Ratios:
Non-performing assets to total assets..         0.78         0.59         0.92         1.08         0.70
Allowance for loan losses to net loans
 receivable at end of period...........         0.19         0.21         0.20         0.18         0.22
Allowance for loan losses to non-
 performing loans at end of period.....        25.69        35.86        23.90        16.89        28.21
Non-performing loans to total loans....         0.72         0.58         0.83         1.05         0.77

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

         Capital  Requirements.   The  following  table  sets  forth  Montgomery
Savings' compliance with its capital requirements at June 30, 1998.

                                                                                                Capital Level
                                                               OTS Requirement               at June 30, 1998(1)
                                                             -------------------       ---------------------------------
                                                             % of                      % of                     Amount
                                                             Assets       Amount       Assets      Amount      of Excess
                                                             ------       ------       ------      ------      ---------
                                                                             (Dollars in Thousands)
Capital Standard

Tangible capital..................................            1.50%       $1,741       13.42%      $15,579       $13,838
Core capital......................................            3.00         3,482       13.42        15,579        12,097
Risk-based capital................................            8.00         5,573       20.94        14,586         9,013

-------------------

(1) Tangible and core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with OTS regulations.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         Montgomery Financial Corporation ("Montgomery" or the "Company") is an Indiana corporation which was organized in April 1997 by Montgomery Savings, a Federal Association for the purpose of becoming a savings and loan holding company. Montgomery Savings Association, a Federal Association, was established in 1888 as an Indiana state-chartered mutual savings and loan association known as The Montgomery Savings Association. It was converted in 1985 to a federally chartered, mutual savings and loan association. On August 11, 1995, Montgomery Savings Association, a Federal Association, transferred substantially all its assets and liabilities to a federally-chartered stock savings and loan association named Montgomery Savings, a Federal Association (the "Association").

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


Forward-Looking Statements

         When used in this Annual Report, the words or phrases "would be," "will allow," "intends to," "will likely result," "are expected to," "will continue," "is anticipated," "estimate," "project" or similar expressions are intended to identify "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are subject to risks and uncertainties, including but not limited to changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

         The Company wishes to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could cause affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The  Company  does  not  undertake,   and  specifically  disclaims  any
obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

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

                                                                                 Year Ended June 30,
                                                       ---------------------------------------------------------------------
                                                                       1998                               1997
                                                       ---------------------------------------------------------------------
                                                         Average     Interest   Average       Average    Interest    Average
                                                       Outstanding    Earned/   Yield/     Outstanding   Earned/     Yield/
                                                         Balance       Paid      Cost         Balance      Paid       Cost
                                                         -------       ----      ----         -------      ----       ----
                                                                               (Dollars in Thousands)
Interest-earning assets:
  Interest-earning deposits ........................    $  6,298     $   355     5.62%        $ 5,136    $   269      5.24%
  Investment securities ............................         154           5     3.25             145         11      7.59
  Loans(1) .........................................      94,399       7,901     8.37          83,485      6,880      8.24
  Stock in FHLB of Indianapolis ....................         921          74     8.03             765         60      7.84
                                                        --------     -------                  -------    -------

Total interest-earning assets ......................     101,772       8,334     8.19          89,531      7,220      8.06
Non-interest earning assets ........................       4,283          --                    4,006         --
                                                        --------     -------                  -------    -------
Total Assets .......................................    $106,055       8,334                  $93,537      7,220
                                                        ========     =======                  =======    =======
Interest-bearing liabilities:
  Savings accounts .................................    $  5,644     $   241     4.27         $ 5,447        188      3.45
  NOW and money market accounts ....................       9,487         380     4.01          10,459        355      3.39
  Certificates of deposit ..........................      59,192       3,388     5.72          55,734      3,270      5.87
                                                        --------     -------                  -------    -------
  Total deposits ...................................      74,323       4,009     5.39          71,640      3,813      5.32
  Borrowings .......................................       8,982         561     6.25          10,564        643      6.09
                                                        --------     -------                  -------    -------
    Total interest-bearing liabilities .............      83,305       4,570     5.49          82,204      4,456      5.42

Other liabilities ..................................       3,027        --                      2,090        --
                                                        --------     -------                  -------    -------
Total liabilities ..................................      86,332       4,570                   84,294      4,456
Total stockholders' equity .........................      19,723                                9,243
                                                        --------                              -------

Total liabilities and stockholders' equity .........    $106,055                              $93,537
                                                        ========                              =======

Net interest-earning assets ........................    $ 18,967                              $ 7,327
                                                        ========                              =======
Net interest income/interest rate spread ...........                $  3,764     2.70                    $ 2,764      2.64
                                                                    ========                             =======
Average interest-earning assets to average interest-
 bearing liabilities ...............................      122.17%                              108.91%
Net interest margin(2) .............................                             3.70                                 3.09

                                                               Year Ended June 30,
                                                       ---------------------------------
                                                                      1996
                                                       ---------------------------------
                                                         Average    Interest     Average
                                                       Outstanding   Earned/      Yield/
                                                         Balance      Paid         Cost
                                                         -------      ----         ----
Interest-earning assets:
  Interest-earning deposits ........................     $ 5,146    $   282        5.48%
  Investment securities ............................         411         29        7.06
  Loans(1) .........................................      78,380      6,410        8.18
  Stock in FHLB of Indianapolis ....................         750         56        7.47
                                                         -------    -------

Total interest-earning assets ......................      84,687      6,777        8.00
Non-interest earning assets ........................       3,643         --
                                                         -------    -------
Total Assets .......................................     $88,330      6,777

Interest-bearing liabilities:
  Savings accounts .................................     $ 5,242        219        4.18
  NOW and money market accounts ....................       9,314        345        3.70
  Certificates of deposit ..........................      54,208      3,303        6.09
                                                         -------    -------
  Total deposits ...................................      68,764      3,867        5.62
  Borrowings .......................................       8,594        567        6.60
                                                         -------    -------
    Total interest-bearing liabilities .............      77,358      4,434        5.73
                                                                    -------
Other liabilities ..................................       2,152         --

Total liabilities ..................................      79,510      4,434
Total stockholders' equity .........................       8,820
                                                         -------
Total liabilities and stockholders' equity .........     $88,330
                                                         =======
Net interest-earning assets ........................     $ 7,329
                                                         =======
Net interest income/interest rate spread ...........                $ 2,343       2.27
                                                                    =======
Average interest-earning assets to average interest-
 bearing liabilities ...............................      109.47%
Net interest margin(2) .............................                              2.77

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

                                                                                      Year Ended June 30,
                                                                      As of       --------------------------
                                                                 June 30, 1998    1998        1997      1996
                                                                 -------------    ----        ----      ----
Weighted average yield on:
  Loans.................................................               8.34%      8.37%       8.24%     8.18%
  Investment securities.................................               2.88       3.25        7.59      7.06
  Total interest-earning assets.........................               8.05       8.19        8.06      8.00
Weighted average rate on:
  Deposits..............................................               5.38       5.39        5.32      5.62
  Borrowings............................................               5.88       6.25        6.09      6.60
  Total interest-bearing liabilities....................               5.44       5.49        5.42      5.73
Interest rate spread (spread between weighted average yield on total interest-earning assets and total interest-bearing
  liabilities)..........................................               2.61       2.70        2.64      2.27
Net interest margin (net interest  income as a percentage of
  average interest-earnings assets).....................                N/A       3.70        3.09      2.77

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

                                                       Increase (Decrease) in Net Interest Income
                                                Year Ended June 30, 1998 vs. Year ended June 30, 1997 vs.
                                              Year Ended June 30, 1997            Year ended June 30, 1996
                                          --------------------------------   --------------------------------
                                          Increase (Decrease)     Total      Increase (Decrease)      Total
                                               Due to            Increase           Due to           Increase
                                           Volume     Rate      (Decrease)     Volume       Rate    (Decrease)
                                           ------     ----      ----------     ------       ----    ----------
                                                                 (Dollars in Thousands)
Interest-Earning Assets:
  Interest-earning deposits.........        $ 63      $ 22          $ 85      $   (1)      $(12)        $(13)
  Investment securities.............           1        (7)           (6)        (20)         2          (18)
  Loans.............................         906       115         1,021         420         50          470
  Stock in FHLB of Indianapolis.....          12         2            14           1          3            4
                                            ----     -----       -------       -----      -----        -----
        Total.......................         982       132         1,114         400         43          443
                                             ---       ---         -----         ---        ---          ---
Interest-Bearing Liabilities:
  Savings accounts..................           8        46            54           8        (39)         (31)
  NOW and money market accounts.....         (36)       58            22          40        (30)          10
  Certificates of deposit...........         199       (79)          120          91       (124)         (33)
  Borrowings........................         (97)       15           (82)        122        (46)          76
                                            -----      ---      ---------        ---       -----        ----
        Total.......................          74        40           114         261       (239)          22
                                            ----     -----      --------         ---       -----        ----

Change in net interest income.......        $908      $ 92        $1,000        $139       $282         $421
                                            ====      ====        ======        ====       ====         ====

Changes in Financial  Condition

         Financial Condition. Montgomery's total assets were $117.2 million at June 30, 1998, an increase of $13.8 million, or 13.3 percent from June 30, 1997. During fiscal 1998 interest-earning assets increased $12.9 million, or 13.0%. Short-term interest-bearing deposits decreased $803,000, or 7.1 percent. Loans increased $13.3 million, or 15.3 percent, which is approximately $1.3 million above the increase budgeted for the fiscal year. This increase was the result of Montgomery's efforts to attract new business in the local nonresidential mortgage market and its continued commitment to residential lending. Real estate owned and held for development increased $166,000 or 12.8 percent. Real estate acquired in settlement of loans increased $80,000 due to a net increase of two single family residences. All real estate acquired, in the amount of $189,000, is currently available for sale. The appraised value of the real estate acquired equals or exceeds the book value. Therefore, no loss is expected to be realized upon the sale of the real estate acquired in settlement of loans. Real estate held for investment totals $1,279,000, an increase of $86,000, or 7.2 percent compared to June 30, 1997. Included in real estate owned is an eight-unit apartment complex and a single family residence with a current book value of approximately $496,000. Subsequent to year end, a purchase agreement with a local, not-for-profit organization was executed for the purchase of this complex. It is anticipated an approximate loss of $10,000 will be realized upon the final settlement of this sale. A reserve in the amount of the estimated loss was established during the fourth quarter of fiscal 1998. Premises and equipment increased $381,000 or 23.5 percent primarily due to the addition of a drive-up facility at the Williamsport Office and the investment to date for the construction of a new branch office facility in Lafayette, Indiana. Deposits increased $12.7 million, or 17.8 percent and borrowings decreased $168,000, or
1.5 percent resulting in a net increase in interest-bearing liabilities of $12.5 million, or 15.2 percent. The increase in deposits was primarily the result of an increase in public funds deposits with maturities from one month to one year, which were acquired at rates below comparable Federal Home Loan Bank advances. Other liabilities increased primarily due to an increase in accrued income taxes of $279,000.

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

Comparison of Operating Results for the Years Ended June 30, 1998 and June 30, 1997

         General. Net income for the year ended June 30, 1998 was $981,000 compared to $313,000 for the year ended June 30, 1997, an increase of $668,000, or 213.7 percent. Net income for 1997 included the after tax effect of the one time Savings Association Insurance Fund special assessment in the amount of $258,000. Had this special assessment not been made in the year ended June 30, 1997, the increase in income for the year ended June 30, 1998 would have been $410,000 or 71.8 percent. This increase in income was primarily due to an increase in net interest income of $1.0 million. Net interest income increased as a result of an increase in interest rate spread from 2.64 percent to 2.70 percent and an increase in net interest margin from 3.09 percent to 3.70 percent due to an increase in the ratio of average interest-earning assets to interest-bearing liabilities from 108.91 percent to 122.17 percent. The increase in average interest-earning assets was primarily due to the sale of stock on June 30, 1997.

         Interest Income. Interest income for the year ended June 30, 1998 was $8.3 million, an increase of $1.1 million, or 15.4 percent, from interest income for the same period in 1997. The average balance of interest-earning assets for the 1998 period was $101.8 million compared to $89.5 million for the 1997 period, an increase of $12.2 million, or 13.7 percent. This increase was primarily due to an increase in the average balance of loans in the amount of $10.9 million. The average yield on interest-earning assets increased from 8.06 percent for the 1997 period to 8.19 percent for the twelve months ended June 30, 1998. This increase was primarily due to an increase in demand for fixed rate residential loans and an increase in non-residential mortgage loans (both of which generally carry a higher rate of interest than one year adjustable rate residential mortgage loans).

         Interest Expense. Interest expense for the year ended June 30, 1998 was $4.6 million compared to $4.5 million for the year ended June 30, 1997, an increase of $114,000, or 2.6 percent. Average interest-bearing liabilities increased from $82.2 million for the 1997 period to $83.3 million for the 1998 period, an increase of $1.1 million, or 1.3 percent. The average cost of all interest-bearing liabilities increased from 5.42 percent for fiscal 1997 to 5.49 percent for fiscal 1998. The average cost of deposits increased from 5.32 percent for the 1997 period to 5.39 percent for the year ended June 30, 1998. The average cost of borrowings increased 6.09 percent to 6.25 percent for the comparable periods due to converting some short term Federal Home Loan Bank advances to longer term fixed rate advances.

         Provision for Losses on Loans. The provision for losses on loans was $6,000 for the year ended June 30, 1998, compared to $22,000 for the year ended June 30, 1997. Provisions for losses on loans are made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the allowance for loss accounts. Loans delinquent ninety days or more increased from $502,000 at June 30, 1997 to $724,000 on June 30, 1998. Non-performing loans to total loans at June 30, 1998 was 0.72 percent compared to 0.58 percent at June 30, 1997. The allowance for loan losses to non-performing loans was 25.7 percent at June 30, 1998 compared to 35.9 percent at June 30, 1997. The allowance to total loans was
0.19 percent and 0.21 percent for the comparable periods. Montgomery is continually re-evaluating the level of the allowance for loan losses as the amount of non-residential mortgage loans and other new loan products are offered.

         Non-interest Income. Other income for the year ended June 30, 1998 was $47,000 compared to $30,000 for the 1997 period, an increase of $17,000 or 56.7 percent. Service charges on deposit accounts increased $4,000 due to the increase in demand deposit accounts. Miscellaneous other income increased $16,000 primarily due to an increase in ATM transaction income of $5,000, fee income from Montgomery's check clearing agent of $8,000 and an increase in other miscellaneous fee income of $3,000.

         Non-interest Expense. Non-interest expense for the year ended June 30, 1998 was $2.2 million, a decrease of $49,000, or 2.2 percent from the comparable 1997 period. Salary and employee benefits increased $266,000 from $934,000 for the 1997 period to $1,200,000 for the 1998 period. Year ended June 30, 1998 was the first year compensation cost had to be recorded for the MRP and ESOP and the cost of these plans for fiscal 1998 was $154,000. The balance of the increase was primarily due to an increase in branch office personnel to accommodate growth. This includes management trainees for staffing the new Lafayette office projected to be opened in late 1998. Net occupancy expense increased $4,000, equipment expense increased $25,000 and data processing expense increased $21,000. These increases are primarily due to Montgomery's growth. Deposit insurance expense decreased $475,000 for the year ended June 30, 1998 compared to the same period in 1997 due to the one time SAIF assessment of $428,000 and the reduction in the regular assessment from 23 basis points to 6.4 basis points. Net real estate operations generated a net income of $17,000 for the 1998 period compared to a net income of $75,000 for the 1997 period. This decrease in income was primarily due to a gain on the sale of real estate owned during the 1997 period. The decrease during the 1998 period also included a provision for loss on non-interest earning assets in the amount of $10,000. This provision was recorded to reflect the possible loss on the sale of an apartment complex as was previously discussed. Other expenses increased $48,000, or 10.6 percent, from $455,000 for the year ended June 30, 1997 to $503,000 for the year ended June

30, 1998. Audit and accounting expense increased $11,000 and stockholder related expenses increased $36,000 primarily due to the additional cost of operation of a publically held company.

         Income Tax Expense. Income tax expense for the year ended June 30, 1998 increased to $655,000 compared to $241,000 for the year ended June 30, 1997 due to the increase in taxable income.

Comparison of Operating Results for the Years Ended June 30, 1997 and June 30, 1996

         General. For the year ended June 30, 1997, the most significant factor effecting Montgomery's operations was the one time Savings Association Insurance Fund ("SAIF") special assessment (the "SAIF Special Assessment") required by the Deposit Insurance Funds Act of 1996. The after tax effect of this one time assessment was approximately $258,000. Net income was $313,000 for the year ended June 30, 1997, compared to net income of $431,000 for the year ended June 30, 1996, a decrease of $118,000, or 27.4 percent. Net income for the year ended June 30, 1997 was $571,000 before the net effect of the SAIF Special Assessment. The increase from the $431,000 for the year ended June 30, 1996 was also primarily due to an increase in interest rate spread from 2.27 percent to 2.64 percent due to management's efforts to attract lower cost deposit accounts and the use of FHLB advances. Total other expenses for the year ended June 30, 1997 was $1,791,000 before the SAIF Special Assessment of $428,000 compared to $1,750,000 for the year ended June 30, 1996.

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

         Interest Expense. Interest expense for the year ended June 30, 1997 was $4.5 million which was a decrease of $22,000 or 2.5 percent compared to 1996. Average interest-bearing liabilities increased $4.8 million, or 6.3 percent, from $77.4 million for the year ended June 30, 1996, to $82.2 million for the same period in 1997. The average cost of these funds decreased from 5.73 percent for fiscal 1996 to 5.42 percent for fiscal 1997. This decrease was a result of management's efforts to attract lower cost deposit accounts and the use of lower cost FHLB advances, instead of paying a premium to attract new certificate of deposit accounts.

         Provision for Losses on Loans. The provision for losses on loans was $22,000 for the year ended June 30, 1997, compared to $20,000 for the year ended June 30, 1996. Provision or adjustment entries are made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the allowance for loss accounts. Based on the quarterly reviews, to comply with the current review policy, it was necessary to make provisions totaling $22,000 during the one year period. Both the $22,000 and the $20,000 provisions for losses on loans were made, primarily due to increased loan growth. Ninety day delinquent loans had decreased from $661,000 at June 30, 1996 to $502,000 at June 30, 1997. Non-performing loans to total loans at June 30, 1997 were 0.58 percent compared to 0.83 percent at June 30, 1996. Non-performing assets were $611,000, or 0.59 percent of assets, compared to $809,000, or 0.92 percent at June 30, 1996. At June 30, 1997, non-performing assets consisted of non-performing loans in the amount of $502,000 and other real estate in the amount of $109,000. As of the June 30, 1997 review, the appraised value of real estate acquired in settlement of loans, net, was in excess of the current book value. The allowance for loan losses to non-performing loans was 35.9 percent at June 30, 1997 compared to 23.9 percent at June 30, 1996. The allowance for losses to non-performing assets was 29.5 percent at June 30, 1997 and 19.5 percent at June 30, 1996. The allowance to total loans was 0.21 percent at June 30, 1997 and 0.20 percent at June 30, 1996. As new loan products are offered, and Montgomery increases its amount of non-residential and consumer loans, management will re-evaluate the level of the allowance for loan losses.

         Non-Interest Income. Other income for the year ended June 30, 1997, was $30,000, an increase of $7,000, or 30.4 percent from the $23,000 recorded in fiscal 1996. During the year ended June 30, 1997, service charges on deposit accounts increased $4,000 due to a substantial increase in demand deposit accounts and appraisal income increased $5,000 from 1996 due to the change from an in-house appraiser to an independent appraiser.

         Non-Interest Expense. Non-interest expense for the year ended June 30, 1997, was $2.2 million compared to $1.8 million, an increase $469,000, or 26.8 percent, from year ended June 30, 1996. Salary and employee benefits increased $56,000 primarily due to an increase in branch office personnel to accommodate growth. Deposit insurance expense increased $367,000 for the year ended June 30, 1997 compared to fiscal 1996 due to the one time SAIF Special Assessment of approximately $428,000 partially offset by a reduction in the assessment for the quarters ending December 31, 1996, March 31, 1997 and June 30, 1997 of $5,000, $29,000 and $27,000, respectively. The one time SAIF Special Assessment has allowed Montgomery's annual SAIF premium to be reduced from 23 basis points to
6.4 basis points, or a decrease of approximately $118,000 in annual expense based on deposits as of June 30, 1997. Real estate operations generated net income for the year ended June 30, 1997 of $75,000 compared to $7,000 for fiscal 1996. This increase was caused by an increase in gross rental income and a gain on the sale of real estate in fiscal 1997 as compared to fiscal 1996. Data processing expense increased $13,000 due to the cost of supporting the ATM and normal growth. Other expenses for the year ended June 30, 1997, were $455,000 compared to $362,000 for fiscal 1996, an increase of $93,000, or 25.7 percent. Stockholder related expense increased $12,000 and directors' fees increased $10,000 due to the change from a mutual association annual meeting in January in 1995 to a stock association annual meeting in October in 1996 and the increase in the number of directors from six to seven in December 1996. Education and training, stationary and office supplies and FHLB service charges and fees increased $19,000 primarily due to the installation of Montgomery's first ATM, an increase in demand deposit transactions and preparations for introduction of a new open-end line of credit mortgage program to supplement its existing home equity loan program. Audit and accounting services and liability insurance expense increased $8,000 primarily due to the change to a stock association. Miscellaneous operating expenses increased $27,000 primarily due to the payment of interest on stock purchase escrow deposits in the amount of $25,000. The balance of the increase in other expenses was due to normal growth.

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

         Federal regulations have historically required Montgomery to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. At June 30, 1998, the requirement was 5%, subject to reduction for aggregate net withdrawals provided such ratio is not reduced below 4%. Liquid assets for purposes of this ratio include cash, cash equivalents consisting of short-term interest-earning deposits, certain other time deposits, and other obligations generally having remaining maturities of less than five years. Montgomery has historically maintained its liquidity ratio at a level in excess of that required. Montgomery's average liquidity ratio for the year ended June 30, 1998 was 7.62 percent. Liquidity management is both a daily and long-term responsibility of management. Montgomery adjusts liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in federal funds and short-term interest-bearing deposit accounts. If Montgomery requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB and collateral eligible for repurchase agreements.

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

         Montgomery considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. Montgomery anticipates that it will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, its other material commitments and long-term liabilities. At June 30, 1998, Montgomery had outstanding commitments to originate loans of $2.2 million and no commitments to sell loans. Certificates of deposit scheduled to mature in one year or less at June 30, 1998 totaled $43.0 million. Management believes that a significant portion of such deposits will remain with Montgomery. At June 30, 1998, Montgomery had $2.0 million of FHLB advances which reprice in one year or less.

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

         At June 30, 1998, the Association believes that it meets all capital adequacy requirements to which it is subject and the most recent notification from the regulatory agency categorized the Association as well capitalized under the regulatory framework for prompt corrective action.

         The Association's actual and required capital amounts and ratios are as follows:

                                                                                June 30, 1998
                                                                            Required for Adequate           To Be Well
                                                        Actual                    Capital(1)               Capitalized(1)
                                                Amount         Ratio         Amount        Ratio        Amount         Ratio
                                                ------         -----         ------        -----        ------         -----
                                                                  (Dollars In Thousands)
Total risk-based capital(1) (to risk
 weighted assets)                              $14,586          20.9%        $5,573          8.0%        $6,967          10.0%
Core (to adjusted tangible assets)              15,579          13.4          3,482          3.0          6,964           6.0
Core capital(1) (to adjusted total assets)      15,579          13.4          3,482          3.0          5,804           5.0

-----------------
(1) As defined by the regulatory agencies


         The Association's tangible capital at June 30, 1998 was $15,579,000 which amount was 13.4% of tangible assets and exceeded the required ratio of 1.5%.

Asset/Liability Management

         Montgomery, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk.

In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2% of the present value of its assets. Regulations do exempt all institutions under $300 million in assets and risk based capital exceeding 12% from reporting information to calculate exposure and making any deduction from risk-based capital. At June 30, 1998, Montgomery's total assets were $116.6 million and risk-based capital was 20.9 percent; therefore Montgomery would have been exempt from calculating or making any risk-based capital reduction. Montgomery's management believes interest-rate risk is an important factor and makes all reports necessary to OTS to calculate interest-rate risk on a voluntary basis. At June 30, 1998, 2.0% of the present value of Montgomery's assets was approximately $2.39 million, which was less than $3.46 million, the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, Montgomery, for OTS reporting purposes, would have been required to make a deduction from total capital in calculating its risk-based capital requirement had this rule been in effect and had Montgomery not been exempt from reporting on such date. Based on June 30, 1998 NPV information, the amount of Montgomery's deduction from capital, had it been subject to reporting, would have been approximately $535,000.

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

         Presented below, as of June 30, 1998, and June 30, 1997, is an analysis of Montgomery's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments, compared to the limits set by the Board. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest risk of the thrifts it regulates. Based upon assumptions at June 30, 1998 and June 30, 1997, the NPV of Montgomery was $18.9 million and $18.4 million, respectively. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of Montgomery.

                                                   At June 30, 1998                  At June 30, 1997
                                              -------------------------         ---------------------------
       Assumed               Board
      Change in              Limit
   Interest Rates          % Change           $ Change        % Change          $ Change           % Change
   (Basis Points)           in NPV             in NPV           in NPV           in NPV             in NPV
   --------------           ------             ------           ------           ------             ------

                                               (Dollars in Thousands)
       +300                    -60             (5,717)            (30)            (5,754)             (43)
       +200                    -50             (3,463)            (18)            (3,637)             (31)
       +100                    -30             (1,452)             (8)            (1,622)             (20)
          0                      0                  0               0                  0                0
       -100                    -30              1,020               5                988                5
       -200                    -50              1,761               9              1,237                7
       -300                    -60              2,782              15              1,347                7

         In the event of a 300 basis point change in interest rate based upon estimates as of June 30, 1998, Montgomery would experience a 15% increase in NPV in a declining rate environment and a 30% decrease in NPV in a rising environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the decreased level of interest rate risk experienced by Montgomery in recent periods was primarily due to the interest rate on interest-earning assets increasing more than the interest rate on interest-bearing liabilities due to the increase in fixed rate residential mortgage loans and non-residential loans, which generally carry a higher rate of interest than one year adjustable rate loans.

Recent Accounting Issues

         In February 1997, the FASB issued SFAS No. 128, Earnings per Share, establishing standards for computing and presenting earnings per share (EPS) and applies to entities with publicly held common stock or potential common stock, as well, as any other entity that chooses to present EPS in its financial statements.

         This Statement simplifies the current standards of APB Opinion No. 15, Earnings per Share, and makes them comparable to international EPS standards. It eliminates the presentation of primary EPS and requires presentation of basic EPS (the principal difference being that common stock equivalents are not considered in the computation of basic EPS). It also requires dual presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.

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

         Montgomery adopted this statement effective January 1, 1998 and has restated all prior period EPS data presented in its 1998 Financial Statements included in this 1998 Annual Report.

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

Impact of the Year 2000

         The Company has conducted a comprehensive review of its computer systems to identify applications that could be affected by the "Year 2000" issue, and has developed an implementation plan to address the issue. The Company's data processing is performed primarily by outside vendors. The Company has already contacted each vendor to request time tables for year 2000 compliance and expected costs, if any, to be passed along to the Company. To date, the Company anticipates that its primary service provider will complete all reprogramming efforts by March 31, 1999; however, the Company will pursue other options if it appears that any vendors will be unable to comply. Management does not expect these costs to have a significant impact on its financial position or results of operations, however, there can be no assurance that the vendors systems will be Year 2000 compliant, consequently the Company could incur incremental costs to convert to another vendor or move data processing in house. The Company has established a budget of $75,000 for testing and remediation relating to the Year 2000 issue.

                          Independent Auditor's Report



                  To the Stockholders and
                  Board of Directors
                  Montgomery Financial Corporation
                  Crawfordsville, Indiana


                  We have audited the consolidated statement of financial condition of Montgomery Financial Corporation and subsidiary as of June 30, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended June 30, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

                  In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Montgomery Financial Corporation and Subsidiary as of June 30, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1998, in conformity with generally accepted accounting principles.


                  Olive LLP


                  Indianapolis, Indiana
                  July 30, 1998

                      MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                  Crawfordsville, Indiana
                       Consolidated Statement of Financial Condition

June 30                                                          1998              1997
------------------------------------------------------------------------------------------
Assets
   Cash ...............................................    $     326,922     $     221,456
   Short-term interest-bearing deposits ...............       10,569,823        11,373,316
                                                           -------------     -------------
         Total cash and cash equivalents ..............       10,896,745        11,594,772
   Interest-bearing deposits ..........................          215,000           100,000
   Investment securities available for sale ...........          311,967            42,494
   Loans ..............................................      100,395,554        87,088,294
   Allowance for loan loses ...........................         (186,000)         (180,000)
                                                           -------------     -------------
         Net loans ....................................      100,209,554        86,908,294
   Real estate owned and held for development, net ....        1,468,199         1,301,734
   Premises and equipment .............................        2,001,544         1,620,885
   Federal Home Loan Bank stock .......................          921,500           921,500
   Interest receivable ................................          843,799           684,479
   Other assets .......................................          294,324           225,147
                                                           -------------     -------------

         Total assets .................................    $ 117,162,632     $ 103,399,305
                                                           =============     =============
Liabilities
   Deposits
     Noninterest bearing ..............................    $   1,864,658     $   1,165,223
     Interest bearing .................................       82,117,324        70,100,001
                                                           -------------     -------------
         Total deposits ...............................       83,981,982        71,265,224
   Federal Home Loan Bank advances ....................       11,260,715        11,428,373
   Interest payable ...................................          538,451           423,305
   Deferred tax liability .............................          371,197           360,156
   Other liabilities ..................................          945,136           555,669
                                                           -------------     -------------
         Total liabilities ............................       97,097,481        84,032,727
                                                           -------------     -------------
Stockholders' Equity
   Preferred stock, $.01 par  value
     Authorized and unissued--2,000,000 shares
   Common stock, $.01 par value
     Authorized--8,000,000 shares
     Issued and outstanding--1,653,032 shares .........           16,530            16,530
   Paid-in capital ....................................       13,571,387        13,547,619
   Retained earnings--substantially restricted ........        7,782,192         7,136,492
   Unearned ESOP shares ...............................       (1,230,802)       (1,322,500)
   Unearned compensation ..............................         (128,507)          (11,563)
   Net unrealized gain on securities available for sale           54,351
                                                           -------------     -------------
         Total stockholders' equity ...................       20,065,151        19,366,578
                                                           -------------     -------------

         Total liabilities and stockholders' equity ...    $ 117,162,632     $ 103,399,305
                                                           =============     =============

See notes to consolidated financial statements.

                                       MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                                   Crawfordsville, Indiana
                                              Consolidated Statement of Income

Year Ended June 30                                              1998            1997            1996
-------------------------------------------------------------------------------------------------------
Interest and Dividend Income
   Loans ...............................................    $ 7,901,380     $ 6,879,742     $ 6,409,666
   Investment securities ...............................          5,103          10,956          28,678
   Deposits with financial institutions ................        353,810         268,876         281,805
   Federal Home Loan Bank stock ........................         74,301          59,967          56,472
                                                            -----------     -----------     -----------
         Total interest and dividend income ............      8,334,594       7,219,541       6,776,621
                                                            -----------     -----------     -----------
Interest Expense
   Deposits ............................................      4,009,250       3,812,759       3,866,674
   Short-term borrowings ...............................                                          8,000
   Federal Home Loan Bank advances .....................        560,910         643,127         559,393
                                                            -----------     -----------     -----------
         Total interest expense ........................      4,570,160       4,455,886       4,434,067
                                                            -----------     -----------     -----------

Net Interest Income ....................................      3,764,434       2,763,655       2,342,554
   Provision for losses on loans .......................          6,000          22,000          19,750
                                                            -----------     -----------     -----------

Net Interest Income After Provision  for Losses on Loans      3,758,434       2,741,655       2,322,804
                                                            -----------     -----------     -----------
Other Income
   Service charges on deposit accounts .................         29,624          25,749          22,184
   Net appraisal income (expense) ......................         (2,940)            390          (5,007)
   Other income ........................................         20,797           4,122           6,043
                                                            -----------     -----------     -----------
         Total other income ............................         47,481          30,261          23,220
                                                            -----------     -----------     -----------
Other Expenses
   Salaries and employee benefits ......................      1,200,339         934,453         878,536
   Net occupancy expenses ..............................        110,085         106,413         100,999
   Equipment expenses ..................................        167,462         142,518         140,000
   Data processing expense .............................        121,061         100,009          86,684
   Deposit insurance expense ...........................         47,687         523,184         156,199
   Real estate operations, net .........................        (17,482)        (74,993)         (7,364)
   Advertising expense .................................         37,766          32,028          33,408
   Other expenses ......................................        503,228         455,053         361,942
                                                            -----------     -----------     -----------
         Total other expenses ..........................      2,170,146       2,218,665       1,750,404
                                                            -----------     -----------     -----------

Income Before Income Tax ...............................      1,635,769         553,251         595,620
   Income tax expense ..................................        654,991         240,556         164,993
                                                            -----------     -----------     -----------

Net Income .............................................    $   980,778     $   312,695     $   430,627
                                                            ===========     ===========     ===========
Net Income Per Share
   Basic                                                    $       .64     $       .67
   Diluted                                                          .64             .67

See notes to consolidated financial statements.

                                    MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                                Crawfordsville, Indiana
                               Consolidated Statement of Changes in Stockholders' Equity

                                                            Common Stock
                                                   ---------------------------
                                                      Shares                           Paid-in             Retained
                                                    Outstanding        Amount          Capital             Earnings
--------------------------------------------------------------------------------------------------------------------
Balances, July 1, 1995 ........................                                                          $ 6,675,130
Net income for 1996 ...........................                                                              430,627
Common stock issued in reorganization, net of
   assets retained by Montgomery Mutual Holding
   Company ....................................         600,000      $     6,000                            (106,000)
Common stock sold, net of costs ...............         250,000            2,500      $  2,194,128
Cash dividends ($.30 per share) ...............                                                              (75,000)
Net change in unrealized gain (loss) on
   securities available for sale ..............
                                                    -----------      -----------      ------------      ------------

Balances, June 30, 1996 .......................         850,000            8,500         2,194,128         6,924,757

Net income for 1997 ...........................                                                              312,695
Cash dividends ($.40 per share) ...............                                                             (100,000)
Purchase of stock for Management Recognition
   Plan ("MRP") (unearned compensation) .......
Merger with Montgomery Mutual Holding Company .        (600,000)          (6,000)          110,547
Exchange of shares ............................         216,254            2,162            (2,162)             (960)
Common stock sold, net of costs ...............       1,186,778           11,868        11,245,106
Contribution for unearned ESOP shares .........
Net change in unrealized gain (loss) on
   securities available for sale ..............
                                                    -----------      -----------      ------------      ------------

Balances, June 30, 1997 .......................       1,653,032           16,530        13,547,619         7,136,492

Net income for 1998 ...........................                                                              980,778
Cash dividends ($.22 per share) ...............                                                             (335,078)
Net change in unrealized gain (loss) on
   securities available for sale ..............
ESOP shares earned ............................                                             23,768
Purchase of stock for MRP .....................
Amortization of unearned compensation expense .
                                                    -----------      -----------      ------------      ------------

Balances, June 30, 1998 .......................       1,653,032      $    16,530      $ 13,571,387      $  7,782,192
                                                    ===========      ===========      ============      ============

                                                                                     Net Unrealized
                                                                                     Gain (Loss) On
                                                      Unearned        Unearned          Securities
                                                    ESOP Shares     Compensation    Available For Sale      Total
-------------------------------------------------------------------------------------------------------------------
Balances, July 1, 1995 ........................                                       $     3,253      $  6,678,383
Net income for 1996 ...........................                                                             430,627
Common stock issued in reorganization, net of
   assets retained by Montgomery Mutual Holding
   Company ....................................                                                            (100,000)
Common stock sold, net of costs ...............                                                           2,196,628
Cash dividends ($.30 per share) ...............                                                             (75,000)
Net change in unrealized gain (loss) on
   securities available for sale ..............                                            (3,310)           (3,310)
                                                    -----------      -----------      ------------      ------------

Balances, June 30, 1996 .......................                                               (57)        9,127,328

Net income for 1997 ...........................                                                             312,695
Cash dividends ($.40 per share) ...............                                                            (100,000)
Purchase of stock for Management Recognition
   Plan ("MRP") (unearned compensation) .......                      $   (11,563)                           (11,563)
Merger with Montgomery Mutual Holding Company .                                                             104,547
Exchange of shares ............................                                                                (960)
Common stock sold, net of costs ...............                                                          11,256,974
Contribution for unearned ESOP shares .........     $(1,322,500)                                         (1,322,500)
Net change in unrealized gain (loss) on
   securities available for sale ..............                                                57                57
                                                    -----------      -----------      ------------      ------------

Balances, June 30, 1997 .......................      (1,322,500)         (11,563)                        19,366,578

Net income for 1998 ...........................                                                             980,778
Cash dividends ($.22 per share) ...............                                                            (335,078)
Net change in unrealized gain (loss) on
   securities available for sale ..............                                            54,351            54,351
ESOP shares earned ............................          91,698                                             115,466
Purchase of stock for MRP .....................                         (155,325)                          (155,325)
Amortization of unearned compensation expense .                           38,381                             38,381
                                                    -----------      -----------      -----------       -----------

Balances, June 30, 1998 .......................     $(1,230,802)     $  (128,507)     $    54,351       $20,065,151
                                                    ===========      ===========      ===========       ===========

See notes to consolidated financial statements.

                                       MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                                   Crawfordsville, Indiana
                                            Consolidated Statement of Cash Flows

Year Ended June 30                                                               1998              1997              1996
---------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income ........................................................     $    980,778      $    312,695      $    430,627
   Adjustments to reconcile net income to net cash provided by operating activities
     Provision  for loan losses ......................................            6,000            22,000            19,750
     Provision for loss on real estate owned .........................           10,000
     Depreciation ....................................................          211,375           206,945           195,837
     (Gain) loss on sale of real estate owned ........................                             (7,682)           25,572
     ESOP shares earned ..............................................          115,466
     Amortization of unearned compensation ...........................           38,381
     Deferred income tax .............................................          (24,608)           (4,275)          (23,421)
     Change in
       Interest receivable ...........................................         (159,320)          (89,321)          (27,919)
       Interest payable ..............................................          115,146            (4,873)            9,320
       Other assets ..................................................          (69,177)           13,204           121,095
       Other liabilities .............................................          330,319           (26,653)          199,197
     Other adjustments ...............................................           (8,829)           24,189            15,523
                                                                           ------------      ------------      ------------
         Net cash provided by operating activities ...................        1,545,531           446,229           965,581
                                                                           ------------      ------------      ------------
Investing Activities
   Net change in interest-bearing deposits ...........................         (115,000)
   Proceeds from maturities and paydowns of securities available for
     sale ............................................................           20,527           269,161           484,098
   Purchase of securities available for sale .........................         (200,000)
   Net change in loans ...............................................      (13,479,138)       (7,088,289)       (2,248,278)
   Additions to real estate owned ....................................         (193,525)         (210,496)          (93,633)
   Proceeds from real estate owned sales .............................          163,887                              59,549
   Purchase of premises and equipment ................................         (558,154)         (199,111)          (60,410)
   Purchase of FHLB of Indianapolis stock ............................                           (171,500)
   Other investing activities ........................................                              1,000
                                                                           ------------      ------------      ------------
         Net cash used by investing activities .......................      (14,361,403)       (7,399,235)       (1,858,674)
                                                                           ------------      ------------      ------------
Financing Activities
   Net change in
     Noninterest-bearing, interest-bearing demand and savings deposits        3,145,705         1,078,794           359,419
     Certificates of deposit .........................................        9,571,053           477,909         1,063,495
     Short-term borrowings ...........................................                                             (368,250)
   Proceeds from FHLB advances .......................................        5,000,000         7,000,000         8,000,000
   Repayment of FHLB advances ........................................       (5,167,658)       (3,571,627)      (10,500,000)
   Cash paid in lieu of fractional shares ............................                               (960)
   Proceeds from sale of stock, net of costs .........................                         10,039,021         2,089,819
   Stock issued in reorganization, net of assets retained by
     Montgomery Mutual Holding Company ...............................                                             (100,000)
   Purchase of stock for MRP .........................................         (155,325)          (11,563)
   Dividends paid ....................................................         (275,930)         (100,000)          (50,000)
                                                                           ------------      ------------      ------------
         Net cash provided by financing activities ...................       12,117,845        14,911,574           494,483
                                                                           ------------      ------------      ------------

                                                        (continued)

Net Change in Cash and Cash Equivalents ..............................         (698,027)        7,958,568          (398,610)

Cash and Cash Equivalents, Beginning of Period .......................       11,594,772         3,636,204         4,034,814
                                                                           ------------      ------------      ------------

Cash and Cash Equivalents, End of Period .............................     $ 10,896,745      $ 11,594,772      $  3,636,204
                                                                           ============      ============      ============


Additional Cash Flow and Supplementary Information
   Interest paid .....................................................     $  4,455,014      $  4,461,000      $  4,425,000
   Income tax paid ...................................................          307,156           173,000           143,000
   Loan balances transferred to real estate owned ....................          180,707           352,000            69,000
   Conversion costs transferred from other assets to stockholders' ...                                              218,000
     equity
   Dividends payable .................................................           90,917            25,000            25,000
   Transfer stock purchase deposits from liabilities to proceeds from                                               325,000
     sale of stock
   Common stock issued to ESOP leveraged with a employer loan ........                          1,322,500


See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana

                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

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

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1998, the allowance for loan losses and carrying value of real estate owned are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Stock options are granted for a fixed number of shares with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share have been computed based upon the weighted average common and potential common shares outstanding during each year. Unearned Employee Stock Ownership Plan ("ESOP") shares have been excluded from the computation of average common shares and potential common shares outstanding. For the year ended June 30, 1997, earnings per share was computed based upon the weighted average of the 250,000 shares of publicly owned common stock of the Association that were outstanding during the year ended June 30, 1997 converted to 466,254 shares of Company common stock in connection with the second conversion and reorganization, as more fully discussed in Note 2. Net income per share for the period before and including the conversion to a stock savings association on August 11, 1995 is not meaningful. Earnings per share have been restated to conform to Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share.


Note 2 -- Conversion

On November 17, 1992, the Board of Directors of the Association unanimously adopted a Plan of Reorganization whereby Montgomery Savings Association, A
Federal  Association  ("Montgomery"),  was  reorganized  into a  federal  mutual holding company on August 11, 1995 and became known as "Montgomery Mutual Holding Company". Substantially all of the assets and liabilities of Montgomery were transferred to a newly chartered federal savings and loan association known as Montgomery Financial Corporation ("Association"), in exchange for 600,000 shares of the Association's common stock, par value of $.01 per share, $100,000 was retained by Montgomery to capitalize Montgomery Mutual Holding Company. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests.

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


Note 3 -- Investment Securities

                                                                 1998
                                      -----------------------------------------------------------
                                                         Gross            Gross
                                      Amortized       Unrealized        Unrealized         Fair
June 30                                 Cost             Gains            Losses          Value
--------------------------------------------------- ---------------- ----------------- ----------
Available for sale
   Municipal due January 1, 1999         $  22                                             $  22
   Marketable equity securities            200              $ 90                             290
                                         -----              ----            -----          -----

                                         $ 222              $ 90                           $ 312
                                         =====              ====            =====          =====
                                                                 1997
                                   --------------------------------------------------------------
                                                         Gross            Gross
                                      Amortized       Unrealized        Unrealized         Fair
June 30                                 Cost             Gains            Losses          Value
--------------------------------------------------- ---------------- ----------------- ----------
Available for sale
   Municipal due January 1, 1999         $ 42                                              $  42
                                         ====               ====            =====          =====

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 4 -- Loans and Allowance

June 30                                                1998              1997
--------------------------------------------------------------------------------
Loans
   Real estate mortgage loans
     One-to-four family ...................         $  81,383          $ 73,606
     Multi-family .........................             1,163               651
     Commercial ...........................             8,865             7,464
   Real estate construction loans .........             3,998             1,892
   Home equity loans ......................             4,091             2,727
   Consumer loans .........................               620               665
   Share loans ............................               763               587
                                                    ---------          --------
                                                      100,883            87,592

   Undisbursed portion of loans ...........              (707)             (668)
   Deferred loan costs ....................               220               164
                                                    ---------          --------

                                                    $ 100,396          $ 87,088
                                                    =========          ========


Year Ended June 30                                1998         1997         1996
--------------------------------------------------------------------------------
Allowance for loan losses
   Balances, July 1 .....................         $180         $158         $138
   Provision for loan losses ............            6           22           20
                                                  ----         ----         ----

   Balances, June 30 ....................         $186         $180         $158
                                                  ====         ====         ====

On July 1, 1995, the Association adopted SFAS Nos. 114 and No. 118, Accounting by Creditors for Impairment of a Loan and Accounting by Creditors for Impairment of a Loan - Income Recognition and Disclosures. At June 30, 1998 and 1997, the Association had no impaired loans. No loans were considered impaired during the year ended June 30, 1998. The average balance of impaired loans for the year ended June 30, 1997 and 1996 was $25,000 and $272,000. The Association had no interest income or cash receipts on impaired loans during the years ended June 30, 1998 and 1997. Interest income and cash receipts of interest from impaired loans totaled $33,000 and $6,000 during the year ended June 30, 1996.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 5 -- Real Estate Owned

June 30                                                    1998           1997
--------------------------------------------------------------------------------

Real estate acquired in settlement of loans ......       $   189        $   109
Real estate held for development .................         1,492          1,367
Allowance for losses .............................           (10)
                                                         -------        -------
                                                           1,671          1,476
Accumulated depreciation .........................          (203)          (174)
                                                         -------        -------

       Net .......................................       $ 1,468        $ 1,302
                                                         =======        =======


Year Ended June 30 .........................        1998         1997       1996
--------------------------------------------------------------------------------

Allowance for losses on real estate owned
   Balances, July 1 ............................                  $15
   Provision (adjustment) for losses ...........       $10        (15)       $15
                                                       ---       ----        ---

   Balances, June 30 ...........................       $10       $  0        $15
                                                       ===       ====        ===


Note 6 -- Premises and Equipment

June 30                                                 1998           1997
--------------------------------------------------------------------------------

Land .....................................           $   347            $   151
Building .................................             1,615              1,447
Equipment ................................             1,192              1,011
                                                     -------            -------
       Total cost ........................             3,154              2,609
Accumulated depreciation .................            (1,152)              (988)
                                                     -------            -------

       Net ...............................           $ 2,002            $ 1,621
                                                     =======            =======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 7 -- Deposits

June 30                                                        1998        1997
--------------------------------------------------------------------------------

Noninterest-bearing ....................................     $ 1,865     $ 1,165
Interest-bearing demand ................................       9,566      10,682
Savings deposits .......................................       7,967       4,405
Certificates and other time deposits of $100,000 or more      23,585      12,766
Other certificates and time deposits ...................      40,999      42,247
                                                             -------     -------

       Total deposits ..................................     $83,982     $71,265
                                                             =======     =======

Certificates maturing in years ending June 30:

   1999                                                     $42,978
   2000                                                      15,355
   2001                                                       3,060
   2002                                                       1,466
   2003                                                       1,685
   Thereafter                                                    40
                                                            -------

                                                            $64,584
                                                            =======


 Year Ended June 30                            1998          1997          1996
 -------------------------------------------------------------------------------

Interest expense on deposits
   Interest-bearing demand ...........        $  380        $  355        $  345
   Savings deposits ..................           241           188           219
   Certificates ......................         3,388         3,270         3,303
                                              ------        ------        ------

                                              $4,009        $3,813        $3,867
                                              ======        ======        ======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 8 -- FHLB Advances

                                                          1998
                                               ----------------------------
                                                                Weighted
                                                                 Average
June 30                                         Amount            Rate
----------------------------------------------------------------------------

Advances from FHLB
   Maturities in years ending June 30
     1999                                      $  2,000           5.99%
     2000                                         2,000           6.15
     2001                                         4,261           5.93
     2003                                         3,000           5.57
                                               --------

                                               $ 11,261           5.88%
                                               ========

The Association has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires September 8, 1998 and bears interest at a rate equal to the current variable advance rate. There were no drawings on this line of credit at June 30, 1998 and 1997.

The FHLB advances are secured by first mortgage loans totaling $76,715,000. Advances are subject to restrictions or penalties in the event of prepayment.

Note 9 -- Income Tax

Year Ended June 30                                             1998        1997        1996
-------------------------------------------------------------------------------------------
Income tax expense
   Currently payable
     Federal ............................................     $ 536       $ 186       $ 163
     State ..............................................       144          59          26
   Deferred
     Federal ............................................       (23)         (7)        (33)
     State ..............................................        (2)          3           9
                                                              -----       -----       -----

       Total income tax expense .........................     $ 655       $ 241       $ 165
                                                              =====       =====       =====
Reconciliation of federal statutory to actual tax expense
   Federal statutory income tax at 34% ..................     $ 556       $ 188       $ 202
   Effect of state income taxes .........................        94          40          23
   Other ................................................         5          13         (60)
                                                              -----       -----       -----

       Actual tax expense ...............................     $ 655       $ 241       $ 165
                                                              =====       =====       =====

Effective tax rate ......................................      40.0%       43.6%       27.7%

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The components of the deferred tax liability are as follows at:

June 30                                                      1998          1997
--------------------------------------------------------------------------------
Assets
   Allowance for loan losses .........................       $  20
   State income tax ..................................          19        $  20
   Retirement plans and other employee benefits ......          70           42
   Other .............................................          14
                                                             -----        -----
         Total assets ................................         123           62
                                                             -----        -----
Liabilities
   Depreciation ......................................         234          239
   Allowance for loan losses .........................                        3
   FHLB of Indianapolis stock dividend ...............          30           30
   Loan costs ........................................         194          141
   Securities available for sale .....................          36
   Other .............................................                        9
                                                             -----        -----
         Total liabilities ...........................         494          422
                                                             -----        -----

                                                             $(371)       $(360)
                                                             =====        =====

Retained earnings at June 30, 1998, include approximately $1,500,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $590,000 at June 30, 1998.


Note 10 -- Regulatory Capital

The  Association  is  subject  to  various   regulatory   capital   requirements
administered by the federal banking agencies and are assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Core 1 capital, and Core 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At June 30, 1998 and 1997, the Association is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 1998 that management believes have changed the Association's classification.

The Association's actual and required capital amounts and ratios are as follows:

                                                                               Required for Adequate       To Be Well
                                                                Actual               Capital (1)           Capitalized (1)
                                                        --------------------------------------------------------------------
As of June 30, 1998                                        Amount     Ratio      Amount      Ratio      Amount      Ratio
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted assets)        $14,586     20.9%      $5,573    8.0%         $6,967     10.0%

Core capital 1 (to adjusted tangible assets)                 15,579     13.4        3,482    3.0           6,964      6.0

Core capital 1 (to adjusted total assets)                    15,579     13.4        3,482    3.0           5,804      5.0
As of June 30, 1997
----------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted assets)        $13,678     22.9%      $4,787    8.0%         $5,984     10.0%

Core capital 1 (to adjusted tangible assets)                 14,690     14.3        3,087    3.0%          6,174      6.0%

Core capital 1 (to adjusted total assets)                    14,690     14.3        3,087    3.0%          5,145      5.0%

(1) As defined by regulatory agencies

The Association's tangible capital at June 30, 1998 was $15,579,000, which amount was 13.4 percent of tangible assets and exceeded the required ratio of
1.5 percent.


Note 11 -- Dividends and Capital Restrictions

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

At June 30, 1998, the stockholder's equity of the Association was $15,993,000, of which approximately $8,931,000 was available for the payment of dividends.


Note 12 -- Earnings Per Share

Earnings per share were computed as follows:

Year Ended June 30                                          1998                                     1997
----------------------------------------------------------------------------------------------------------------------------
                                                         Weighted-                                 Weighted-
                                                          Average       Per Share                   Average     Per Share
                                             Income        Shares        Amount       Income        Shares        Amount
----------------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common shareholders     $981       1,521,616        $.64         $313          465,235        $.67

Effect of dilutive securities
   MRP awards and stock options                              17,215
                                               ----       ---------                     -----         -------

Diluted Earnings Per Share
   Income available to common
     stockholders and assumed conversions      $981       1,538,831        $.64         $313          465,235        $.67
                                               ====       =========                     ====          =======

Note 13 -- Commitments and Contingent Liabilities

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

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Financial instruments whose contract amount represents credit risk as of June 30 were as follows:

                                                                                         1998         1997
-----------------------------------------------------------------------------------------------------------
Mortgage loan commitments
   At variable rates                                                                     $196          $143
   At fixed rates ranging from 7.50 to 10.00% for 1998 and 7.90 to 9.75% for 1997       1,957         1,712

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


Note 14 -- Employee Benefit Plans

The Association has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Association matches employees' contributions at the rate of 100 percent of the first 7 percent of base salary contributed by participants. The Association's expense for the plan was $52,000 for 1998, $48,000 for 1997 and $45,000 for 1996.

On October 15, 1996, the stockholders of the Association approved a Management Recognition Plan ("MRP"). This plan was assumed by the Company in connection with the second conversion and reorganization. The plan allows for the purchase in the open market or through the issuance of authorized and unissued shares of up to 13,990 shares of common stock. On November 25, 1996, Montgomery purchased 1,865 shares for the MRP at a cost of $11,563 which was recorded as unearned compensation in stockholders' equity. On June 26, 1998, the Company purchased the remaining 12,123 shares necessary to fund the MRP at a cost of $155,326 which was recorded as unearned compensation in stockholders' equity. Restricted stock awards covering 13,988 shares of common stock have been awarded to Montgomery's officers and key employees under the MRP. The awards are to vest and be earned by the recipient at a rate of 20 percent per year. Expense under the plan for fiscal year ended June 30, 1998 was $38,000. Expense under the plan for fiscal year ended June 30, 1997 was not material.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


As part of the second conversion, the Company established an Employee Stock Ownership Plan ("ESOP") covering substantially all employees of the Association. The ESOP acquired 132,250 shares at $10.00 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,322,500 of stock acquired by the ESOP is shown as a reduction to stockholders' equity. Unearned ESOP shares totaled 123,080 and 132,250 at June 30, 1998 and 1997 and had a fair value of $1,508,000 and $1,322,500. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was $116,000 for the year ended June 30, 1998. There was no expense under the ESOP for the year ended June 30, 1997. At June 30, 1998, the ESOP had 9,170 allocated shares, 123,080 suspense shares and no shares committed-to-be released. At June 30, 1997, the ESOP had 132,250 suspense shares and no shares allocated or committed-to-be released.

In addition, the Board of Directors has approved a 1997 Recognition Plan ("RRP"). Restricted stock awards covering up to 4% of the common stock to be outstanding upon consummation of the conversion less the number of shares held in the MRP may be awarded to the Association's directors, officers, and key employees under the RRP.


Note 15 -- Stock Option Plans

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
Weighted-average expected life of the options                            7 years


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:

Year Ended June 30                                           1998         1997
-------------------------------------------------------------------------------

Net income                              As reported          $981         $313
                                        Pro forma             973          305
Basic earnings per share                As reported           .64          .67
                                        Pro forma             .64          .67
Diluted earnings per share              As reported           .64          .67
                                        Pro forma             .63          .66

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the year ended June 30, 1998 and 1997.

Year Ended June 30                                                   1998                               1997
----------------------------------------------------------------------------------------------------------------------------
                                                                          Weighted-                         Weighted-
                                                                           Average                           Average
            Options                                        Shares       Exercise Price       Shares       Exercise Price
----------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year                             34,973            $6.97
Granted                                                                                      34,973          $6.97

                                                           ------                            ------
Outstanding, end of year                                   34,973             6.97           34,973           6.97
                                                           ======                            ======

Options exercisable at year end                             6,994             6.97

Weighted-average fair value of options granted during
   the year                                                                                                  $1.25

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


As of June 30, 1998, options outstanding totaling 34,973 have an exercise price of $6.97 and a weighted-average remaining contractual life of 8.6 years.

In addition, the Board of Directors has approved a 1997 Stock Option Plan. Under the 1997 Plan, stock option and stock appreciation rights covering shares representing an aggregate of up to 10 percent of the common stock sold in the conversion may be granted to directors, officers and employees of the Company or its subsidiaries. The 1997 Plan is subject to stockholder approval.


Note 16 -- Fair Values of Financial Instruments

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

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The estimated fair values of the Association's financial instruments are as follows:

                                                                 1998                             1997
                                                       ------------------------         -----------------------

                                                       Carrying          Fair           Carrying         Fair
 June 30                                                Amount           Value           Amount          Value
 --------------------------------------------------------------------------------------------------------------
 Assets
    Cash and cash equivalents                           $10,897         $10,897         $11,595         $11,595
    Interest-bearing deposits                               215             215             100             100
    Investment securities available for sale                312             312              42              42
    Loans, net                                          100,210         102,992          86,908          87,494
    Stock in FHLB                                           922             922             922             922
    Interest receivable                                     844             844             684             684

 Liabilities
    Deposits                                             83,982          84,153          71,265          71,189
    FHLB advances                                        11,261          11,232          11,428          11,272
    Interest payable                                        538             538             423             423
    Advances by borrowers for taxes and insurance           190             190             139             139

Note 17 -- Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet
June 30                                                        1998         1997
--------------------------------------------------------------------------------
Assets
   Cash and cash equivalents .........................      $ 3,732      $ 4,256
   Interest-bearing deposits .........................          115
   Investment securities available for sale ..........          290
   Real estate held for development ..................          100
   Other assets ......................................           51
   Investment in subsidiaries ........................       15,993       15,112
                                                            -------      -------

       Total assets ..................................      $20,281      $19,368
                                                            =======      =======

Liabilities ..........................................      $   216      $     1

Stockholders' Equity .................................       20,065       19,367
                                                            -------      -------

       Total liabilities and stockholders' equity ....      $20,281      $19,368
                                                            =======      =======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                         Condensed Statement of Income
Year Ended June 30                                                                    1998          1997
--------------------------------------------------------------------------------------------------------
Interest and dividend income ....................................................     $310
                                                                                      ----
Expenses
   Salaries and employee benefits ...............................................       71
   Other expenses ...............................................................       60
                                                                                      ----
         Total expenses .........................................................      131
                                                                                      ----

Income before income tax expense and equity in undistributed income of subsidiary      179
Income tax expense ..............................................................       80
                                                                                      ----

Income before equity in undistributed income of subsidiary ......................       99
Equity in undistributed income of subsidiary ....................................      882         $313
                                                                                      ----         ----

Net Income ......................................................................     $981         $313
                                                                                      ====         ====

                                       Condensed Statement of Cash Flows
Year Ended June 30                                                                        1998         1997
------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income .....................................................................     $   981      $   313
   Adjustments to reconcile net income to net cash provided by operating activities        (659)        (313)
                                                                                        -------      -------
       Net cash provided by operating activities ..................................         322
                                                                                        -------      -------
Investing Activities
   Net change in interest bearing deposits ........................................        (115)
   Purchase of securities available for sale ......................................        (200)
   Additions to real estate owned .................................................        (100)
                                                                                        -------      -------
       Net cash used by investing activities ......................................        (415)
                                                                                        -------      -------
Financing Activities
   Purchase of stock for MRP ......................................................        (155)
   Proceeds from sale of stock and reorganization, net of cost ....................                    9,934
   Cash dividends .................................................................        (276)
   Capital contribution to Association ............................................                   (5,678)
                                                                                        -------      -------
       Net cash provided (used) by financing activities ...........................        (431)       4,256
                                                                                        -------      -------

Net Change in Cash ................................................................        (524)       4,256

Cash at Beginning of Year .........................................................       4,256
                                                                                        =======      =======

Cash at End of Year ...............................................................     $ 3,732      $ 4,256
                                                                                        =======      =======
Additional Cash Flow and Supplementary Information
   Common stock issued to ESOP leveraged with an employer loan                                     1,322,500

                        MONTGOMERY FINANCIAL CORPORATION

                                       and

                    MONTGOMERY SAVINGS, A FEDERAL ASSOCIATION

                        DIRECTORS AND EXECUTIVE OFFICERS


Directors


Earl F. Elliott
Director, Chief  Executive Officer
 and President of the Company and
 Chairman of the Board and Chief
 Executive Officer of the Association

Robert C. Wright
Director of the Company and the
 Association

J. Lee Walden
Director, Chief Operating Officer and
 Chief Financial Officer of the Company
 and Director, President and Chief
 Financial Officer of the Association

C. Rex Henthorn
Director and Chairman of the Board
 of the Company and Director
 of the Association

Mark E. Foster
Director of the Company and
 and the Association

Joseph M. Malott
Director of the Company and
 the Association

John E. Woodward
Director of the Company and the
 Association


Executive Officers

Earl F. Elliott
Director, Chief Executive Officer and
 President of the Company and
 Chairman of the Board and Chief
 Executive Officer of the Association

Nancy L. McCormick
Secretary and Treasurer of the Company and Senior Vice President and Secretary
 of the Association

J. Lee Walden
Director, Vice President, Chief Operating and Chief Financial Officer of the Company and Director, President and Chief Financial Officer of the Association

                             STOCKHOLDER INFORMATION

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



Main Office                               Mill Street Office

119 East Main Street                      816 South Mill Street
Crawfordsville, Indiana 47933             Crawfordsville, Indiana 47933

Williamsport Office                       Covington Office

120 North Monroe Street                   417 East Liberty Street
Williamsport, Indiana 47993               Covington, Indiana 47932

Independent Auditor                       Local Counsel

Olive LLP                                 Henthorn, Harris, Taylor & Weliever PC
201 North Illinois Street                 122 East Main Street
Indianapolis, Indiana 46204               Crawfordsville, Indiana 47933

Transfer Agent                            Special Counsel

Registrar & Transfer Co.                  Silver, Freedman & Taff, L.L.P.
10 Commerce Drive                         1100 New York Avenue, N.W.
Cranford, New Jersey 07016                Washington, D.C. 20005

Form 10-KSB Report

         A copy of Montgomery Financial's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of Montgomery
Financial upon written request to the Secretary, Montgomery Financial Corporation, 119 East Main Street, Crawfordsville, Indiana 47933. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation; that address is http://www.sec.gov.

Stock Listing

         Montgomery Financial's common stock is reported on the Nasdaq SmallCap Market under the symbol "MONT." As of June 30, 1998 Montgomery Financial had 310 stockholders of record and 1,653,032 outstanding shares of common stock.

Price Range of Common Stock and Dividends

         The table below shows the range of high and low bid prices. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.




                                                              Declared Dividends
                                  High             Low             Per Share
                                  ----             ---             ---------
1998
First Quarter..............     $12.375          $10.375           $ 0.055
Second Quarter.............      13.375           12.000             0.055
Third Quarter..............      13.750           12.750             0.055
Fourth Quarter.............      13.250           12.250             0.055

1997
Fourth Quarter(1)..........     $10.000          $10.000               ---

---------------

(1) The IPO closed on June 30, 1997, and the common stock began trading July 1, 1997, therefore the common stock of Montgomery did not trade in fiscal 1997 and the price listed above reflects the IPO price.