Form 10KSB, Exhibit 13
period 1999-06-30
MONTGOMERY FINANCIAL CORP
filed 1999-09-28
CIK 1037190

MONTGOMERY FINANCIAL
                                  CORPORATION





                               1999 ANNUAL REPORT

                        MONTGOMERY FINANCIAL CORPORATION



               TABLE OF CONTENTS


Letter to Stockholders....................................                3
Selected Consolidated Financial Information...............                4
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................................                7
Report of Independent Auditor.............................               20
Consolidated Financial Statements.........................               21
Directors and Executive Officers..........................               45
Stockholder Information...................................               46



                         CONSOLIDATED FINANCIAL HIGHLIGHTS


                         June 30, 1999
                         (Dollars in Thousands)

                         Total assets..............................    $123,959
                         Total loans, net..........................     111,415
                         Investment securities and other
                           earning assets..........................       5,510
                         Deposits..................................      82,468
                         Borrowings................................      20,632
                         Net income................................         956
                         Stockholders' equity......................      19,397
                         Stockholders' equity as a percent of
                           Assets...................................       15.6%


                               ------------------
                                 ANNUAL MEETING

                      The Annual Meeting of Stockholders of
                  Montgomery Financial Corporation will be held
                on October 19, 1999 at 2:00 P.M. at the office of
                  the Company, located at 119 East Main Street,
                            Crawfordsville, Indiana.
                               ------------------

                        MONTGOMERY FINANCIAL CORPORATION
                              119 East Main Street
                          Crawfordsville, Indiana 47933


                                                              September 14, 1999



Dear Fellow Stockholders:

               It is with pleasure that the board of directors, officers, and staff of Montgomery Financial Corporation and our wholly owned subsidiary, Montgomery Savings, A Federal Association, provide you with our annual report.

               Net earnings for the year ending June 30, 1999 were $956,000. This represented a decrease of 2.5 percent over last year. Capital levels decreased to $19.4 million compared to $20.1 million at June 30, 1998 due to the stock repurchase programs instituted by the Company. This results in a capital ratio of 15.6 percent. Total assets grew from $117.2 million to $124.0 million, an increase of $6.8 million or 5.8 percent when compared to June 30, 1998.

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

Sincerely,




Earl F. Elliott
President and Chief Executive Officer


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

               The  following  consolidated  financial  data  as of and  for the periods ended June 30, 1999,  1998,  1997,  1996 and 1995 have been derived from
the  audited   consolidated   financial   statements  of  Montgomery   Financial
Corporation  ("Montgomery").  The financial data presented below is qualified in its entirety by the more detailed  financial  data appearing  elsewhere  herein, including  Montgomery's  audited  consolidated  financial  statements  and notes thereto.



                                                                                       At June 30,
                                                              ----------------------------------------------------------
                                                                1999         1998          1997        1996        1995
                                                                ----         ----          ----        ----        ----
                                                                                      (In Thousands)
Summary of Financial Condition:

Total assets                                                  $123,959     $117,163     $103,399     $88,211     $87,234
Interest-bearing deposits in other financial institutions        4,629       10,785       11,473       3,607       3,871
Investment securities available for sale                           881          312           42         312         803
Loans receivable, net                                          111,415      100,210       86,908      80,074      77,929
Deposits                                                        82,468       83,982       71,265      69,709      68,286
Borrowings                                                      20,632       11,261       11,428       8,000      10,868
Stockholders' equity                                            19,397       20,065       19,367       9,127       6,678


                                                                       Year Ended June 30,
                                                                       -------------------
                                                 1999            1998          1997           1996            1995
                                                 ----            ----          ----           ----            ----
                                                                       (Dollars in Thousands)
Summary of Operating Results:
Interest income(1)                             $   9,149      $   8,335      $   7,220      $   6,777      $   6,178
Interest expense                                   5,150          4,570          4,456          4,434          3,907
                                               ---------      ---------      ---------      ---------      ---------
      Net interest income                          3,999          3,765          2,764          2,343          2,271
Provision (adjustment) for loan losses                40              6             22             20            (15)
                                               ---------      ---------      ---------      ---------      ---------
      Net interest income after provision
        for loan losses                            3,959          3,759          2,742          2,323          2,286
Other income                                          56             47             30             23             79
Other expenses:
  Salaries and employee benefits                   1,337          1,200            934            879            902
  Other                                            1,094            970          1,284            871            847
                                               ---------      ---------      ---------      ---------      ---------
    Total non-interest expense                     2,431          2,170          2,218          1,750          1,749
                                               ---------      ---------      ---------      ---------      ---------
Income before income tax                           1,584          1,636            554            596            616
Income tax expense                                   628            655            241            165            231
                                               ---------      ---------      ---------      ---------      ---------
      Net income                               $     956      $     981      $     313      $     431      $     385
                                               =========      =========      =========      =========      =========
Net income per share(2)
      Basic                                    $    0.65      $    0.64      $    0.67          -----          -----
      Diluted                                       0.65           0.64           0.67          -----          -----
Net income per share without the special
  SAIF assessment(2)
      Basic                                         0.65           0.64           1.23          -----          -----
      Diluted                                       0.65           0.64           1.23          -----          -----
Dividends declared per share(3)                     0.22           0.22           0.21      $    0.30          -----
Dividend payout ratio(4)                           33.85%         34.38%         31.34%         -----          -----

Performance Ratios:
Return on average assets(5)                         0.79           0.92           0.32           0.49%          0.46%
Return on average equity(6)                         4.81           4.97           3.39           4.89           5.78
Average equity to average assets                   16.48          18.60           9.88           9.99           7.91
Equity to assets at end of period                  15.65          17.13          18.73          10.35           7.65
Interest rate spread(7)                             2.65           2.70           2.64           2.27           2.54
Net interest margin(8)                              3.46           3.70           3.09           2.77           2.82
Average interest-earning assets to average
  interest-bearing liabilities                    118.34         122.17         108.91         109.47         105.78
Non-interest expenses to average
  assets                                            2.01           2.05           2.37           1.98           2.08
Net interest income after provision for
  loan losses to non-interest expenses              1.63x          1.73x          1.24x          1.33x          1.31x

Asset Quality Ratios:
Non-performing assets to total assets               0.66%          0.78%          0.59%          0.92%          1.08%
Allowance for loan losses to net loans
  receivable at end of period                       0.20           0.19           0.21           0.20           0.18
Allowance for loan losses to non-
  performing loans at end of period                41.32          25.69          35.86          23.90          16.89
Non-performing loans to total loans                 0.49           0.72           0.58           0.83           1.05

--------

(1) Loan origination fees are included in interest income, on a deferral basis.
(2) Computed based upon the weighted average of the 250,000 shares of publicly owned common stock of the Association that were outstanding during the year ended June 30, 1997 converted to 466,254 shares of Montgomery common stock in connection with the Conversion.
(3)       Adjusted for conversion ratio.
(4)       Dividends per share divided by net income per share.
(5)       Net income divided by average total assets.
(6)       Net income divided by average total equity.
(7) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(8)       Net interest income divided by average interest-earning assets.

               Capital Requirements. The following table sets forth Montgomery Savings' compliance with its capital requirements at June 30, 1999.


                                                                                            Capital Level
                                                            OTS Requirement               at June 30, 1999(1)
                                                           ----------------          ---------------------------------
                                                           % of                      % of                     Amount
                                                           Assets    Amount          Assets     Amount       of Excess
                                                           ------    ------          ------     ------       ---------
                                                                            (Dollars in Thousands)
Capital Standard

Total risk-based capital (to risk weighted assets)          8.00%    $6,324          20.25%    $16,005       $ 9,681
Core (to adjusted tangible assets)                          4.00      4,896          13.50      16,529        11,633
Core capital (to adjusted total assets)                     4.00      4,896          13.50      16,529        11,633



(1) Core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with OTS regulations.

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

               In June 1997, the Company became the holding company of the Association and issued shares of common stock, par value $0.01 per share ("Common Stock"), to the public. Pursuant to a Plan of Conversion and agreement and Plan of Reorganization (the "Plan") adopted by the Association and Montgomery Mutual Holding Company, a federally chartered mutual holding company, (the "Mutual Holding Company"), the Mutual Holding Company converted from mutual form to a federal interim stock savings institution and was simultaneously merged with and into the Association, with the Association being the surviving entity and a subsidiary of the Company. At the same time, the Company completed its initial public offering of 1,186,778 shares of Common Stock and exchanged 466,254 shares of Common Stock for the shares of the Association previously held by public stockholders. The principal asset of the Company is the outstanding stock of the Association, its wholly owned subsidiary.

               The principal business of savings association, including Montgomery Savings, has historically consisted of attracting deposits from the general public and making loans secured by residential and commercial real estate. The Association and all other savings associations are significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and level of personal income and savings. In addition, deposit growth is also affected by how customers perceive the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability of cost of funds and various other items. Sources of funds for lending activities include deposits, payments on loans, borrowings, and funds provided from operations. Montgomery's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and rates paid on such deposits and borrowings. Montgomery's earnings are also affected by provision for loan and real estate losses, service charges, income from subsidiary activities, operating expenses and income taxes.

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

                                                                             Year Ended June 30,
                                                                             -------------------
                                                                  1999                                 1998
                                                                  ----                                 ----
                                                    Average     Interest    Average        Average   Interest    Average
                                                 Outstanding     Earned/     Yield/     Outstanding   Earned/     Yield/
                                                   Balance         Paid       Cost        Balance      Paid        Cost
                                                   -------         ----       ----        -------      ----        ----
                                                                           (Dollars in Thousands)
Interest-earning assets:
  Interest-earning deposits                        $  8,183      $   401      4.90%      $  6,298     $   355      5.62%
  Investment securities                                 607           22      3.62            154           5      3.25
  Loans(1)                                          105,575        8,637      8.18         94,399       7,900      8.37
  Stock in FHLB of Indianapolis                       1,116           89      7.97            921          74      8.03
                                                   --------      -------                 --------     -------
Total interest-earning assets                       115,481        9,149      7.92        101,722       8,334      8.19
Noninterest-earning assets                            5,207        -----                    4,283       -----
                                                   --------      -------                 --------     -------
Total assets                                       $120,688        9,149                 $106,055       8,334
                                                   ========      -------                 ========     -------
Interest-bearing liabilities:
  Savings accounts                                 $  9,806          422      4.30       $  5,644         241      4.27
  NOW and money market accounts                       9,794          329      3.36          9,487         380      4.01
  Certificates of deposits                           61,295        3,431      5.60         59,192       3,388      5.72
                                                   --------      -------                 --------     -------
  Total deposits                                     80,895        4,182      5.17         74,323       4,009      5.39
  Borrowings                                         16,690          968      5.80          8,982         561      6.25
                                                   --------      -------                 --------     -------

Total interest-bearing liabilities                   97,585        5,150      5.28         83,305       4,570      5.49
Other liabilities                                     3,213        -----                    3,027       -----
                                                   --------      -------                 --------     -------
Total liabilities                                   100,798        5,150                   86,332       4,570
Total stockholders' equity                           19,890        -----                   19,723       -----
                                                   --------      -------                 --------     -------
Total liabilities and stockholders' equity         $120,688        5,150                 $106,055       4,570
                                                   ========     --------                 ========    --------
Net interest-earning assets                        $ 17,896                              $ 18,967
                                                   ========                              ========
Net interest income/interest rate spread                        $  3,999       2.64                  $  3,764     2.70
                                                                ========                             ========
Average interest-earning assets to average
  interest-bearing liabilities                                    118.34%                              122.17%
Net interest margin(2)                                                         3.46                               3.70

                                                                 1997
                                                                 ----
                                                    Average     Interest     Average
                                                  Outstanding    Earned/      Yield/
                                                    Balance       Paid         Cost
Interest-earning assets:
  Interest-earning deposits                         $  5,136   $    269        5.24%
  Investment securities                                  145         11        7.59
  Loans(1)                                            83,485      6,880        8.24
  Stock in FHLB of Indianapolis                          765         60        7.84
                                                    --------   --------
Total interest-earning assets                         89,531      7,220        8.06
Noninterest-earning assets                             4,006      -----
                                                    --------   --------
Total assets                                        $ 93,537      7,220
                                                    ========   --------
Interest-bearing liabilities:
  Savings accounts                                  $  5,447        188        3.45
  NOW and money market accounts                       10,459        355        3.39
  Certificates of deposits                            55,734      3,270        5.87
                                                    --------   --------
  Total deposits                                      71,640      3,813        5.32
  Borrowings                                          10,564        643        6.09
                                                    --------   --------

Total interest-bearing liabilities                    82,204      4,456        5.42
Other liabilities                                      2,090      -----
                                                    --------   --------
Total liabilities                                     84,294      4,456
Total stockholders' equity                             9,243      -----
                                                    --------   --------
Total liabilities and stockholders' equity          $ 93,537      4,456
                                                    ========   --------
Net interest-earning assets                         $  7,327
                                                    ========
Net interest income/interest rate spread                       $  2,764        2.64
Average interest-earning assets to average                     ========
  interest-bearing liabilities                                   108.91%
Net interest margin(2)                                                         3.09


-------------
(1)  The average balance includes nonaccrual loans.
(2)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

               The following table sets forth the weighted average effective interest rates earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits, the interest rate spread of the Company, and the net yield on weighted average interest-earning assets for the periods and as of the dates shown. The table sets forth for the periods and at the dates indicated the weighted average yields earned on the Company's assets, the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest earning assets.

                                                                                          Year Ended June 30,
                                                                       As of           -----------------------
                                                                   June 30, 1999       1999      1998      1997
                                                                   -------------       ----      ----      ----
Weighted average yield on:
  Loans                                                                  7.97%         8.18%     8.37%     8.24%
  Investment securities                                                  3.06          3.62      3.25      7.59
  Total interest-earning assets                                          7.85          7.92      8.19      8.06
Weighted average rate on:
  Deposits                                                               4.97          5.17      5.39      5.32
  Borrowings                                                             5.55          5.80      6.25      6.09
  Total interest-bearing liabilities                                     5.09          5.28      5.49      5.42
Interest rate spread (spread  between  weighted  average yield on total interest-earning assets and total interest-bearing
  liabilities)                                                           2.76          2.64      2.70      2.64
Net interest margin (net interest income as a percentage of
  average interest-earning assets)                                        N/A          3.46      3.70      3.09

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

                                                     Increase (Decrease) in Net Interest Income
                                   --------------------------------------------------------------------------------
                                        Year ended June 30, 1999 vs.                  Year ended June 30, 1998 vs.
                                         Year ended June 30,1998                        Year ended June 30, 1997
                                    Increase (Decrease)        Total               Increase (Decrease)     Total
                                           Due to             Increase                   Due to           Increase
                                    Volume      Rate         (Decrease)             Volume      Rate     (Decrease)
                                               (Dollars in Thousands)
Interest-earning assets:
  Interest-earning deposits         $   99     $ (52)           $  47               $  63      $  22      $    85
  Investment securities                 16         1               17                   1         (7)          (6)
  Loans                                924      (188)             736                 906        115        1,021
  Stock in FHLB of Indianapolis         16        (1)              15                  12          2           14
                                    ------     -----            -----               -----      -----      -------
        Total                        1,055      (240)             815                 982        132        1,114
                                    ------     -----            -----               -----      -----      -------

Interest-bearing liabilities:
  Savings accounts                     179         2              181                   8         46           54
  NOW and money market accounts         11       (62)             (51)                (36)        58           22
  Certificates of deposit              121       (78)              43                 199        (79)         120
  Borrowings                           458       (51)             407                 (97)        15          (82)
                                    ------     -----            -----               -----      -----      -------
        Total                          769      (189)             580                  74         40          114
                                    ------     -----            -----               -----      -----      -------


  Change in net interest income     $  286     $ (51)           $ 235               $ 908      $  92      $ 1,000
                                    ======     =====            =====               =====      =====      =======


Changes in Financial Condition

               Financial Condition. Montgomery's total assets were $124.0 million at June 30, 1999, an increase of $6.8 million, or 5.8 percent from June 30, 1998. During fiscal 1999, interest-earning assets increased $5.9 million, or
5.3 percent.  Short-term  interest-bearing  deposits decreased $6.2 million,  or
58.3 percent. Loans increased $11.2 million, or 11.2 percent, which is approximately the increase budgeted for the fiscal year. This increase was the result of Montgomery's efforts to attract new business in the local nonresidential mortgage market and its continued commitment to residential lending. Interest-bearing deposits increased $4,000 to $219,000 and investment securities increased $569,000 to $881,000 during the twelve month period. Federal Home Loan Bank stock increased from $922,000 to $1,251,000. Real estate owned and held for development decreased $286,000 or 19.5 percent. Real estate acquired in settlement of loans increased $78,000 due to a net increase during the twelve month period of two single family residences due to foreclosure. All real estate acquired in settlement of loans, in the amount of $267,000, is currently available for sale. The appraised value of the real estate acquired equals or exceeds the book value. Therefore, no loss is expected to be realized upon the sale of the real estate acquired in settlement of loans. Real estate held for investment totals $914,000, a decrease of $364,000, or 28.5 percent compared to June 30, 1998. This decrease was primarily due to the sale of an eight-unit apartment complex to a local not-for-profit organization. Premises and equipment increased $838,000, or 41.9 percent primarily due the construction and furnishing of a new branch office facility in Lafayette, Indiana which opened in April, 1999. Deposits decreased $1.5 million, or 1.8 percent and borrowings increased $9.4 million, or 83.2 percent resulting in a net increase in interest-bearing liabilities of $7.9 million, or 8.2 percent. The decrease in deposits was primarily the result of a decrease of approximately $7.0 million in public funds deposits. Interest rates required to retain these deposits were above comparable Federal Home Loan Bank advances. Other liabilities decreased $421,000, or 32.0 percent to $896,000 primarily due to a decrease in accrued income taxes of $420,000.

               Montgomery's total assets were $117.2 million at June 30, 1998, an increase of $13.8 million, or 13.3 percent from June 30, 1997. During fiscal 1998 interest-earning assets increased $12.9 million, or 13.0%. Short-term interest-bearing deposits decreased $803,000, or 7.1 percent. Loans increased $13.3 million, or 15.3 percent, which was approximately $1.3 million above the increase budgeted for the fiscal year. This increase was the result of Montgomery's efforts to attract new business in the local nonresidential mortgage market and its continued commitment to residential lending. Real estate owned and held for development increased $166,000 or 12.8 percent. Real estate acquired in settlement of loans increased $80,000 due to a net increase of two single family residences. All real estate acquired in settlement of loans, in the amount of $189,000, was available for sale. The appraised value of the real estate acquired equals or exceeded the book value. Therefore, no loss was expected to be realized upon the sale of the real estate acquired in settlement of loans. Real estate held for investment totaled $1,279,000, an increase of $86,000, or 7.2 percent compared to June 30, 1997. Included in real estate owned was an eight-unit apartment complex and a single family residence with a book value of approximately $496,000. Subsequent to year end, a purchase agreement with a local, not-for-profit organization was executed for the purchase of this complex. It was anticipated an approximate loss of $10,000 would be realized upon the final settlement of this sale. A reserve in the amount of the estimated loss was established during the fourth quarter of fiscal 1998. Premises and equipment increased $381,000 or 25.3 percent primarily due to the addition of a drive-up facility at the Williamsport Office and the investment to date for the construction of a new branch office facility in Lafayette, Indiana. Deposits increased $12.7 million, or 17.8 percent and borrowings decreased $168,000, or
1.5 percent resulting in a net increase in interest bearing liabilities of $12.5 million, or 15.2 percent. The increase in deposits was primarily the result of an increase in public funds deposits with maturities from one month to one year, which were acquired at rate below comparable Federal Home Loan Bank advances. Other liabilities increased primarily due to an increase in accrued income taxes of $279,000.

Comparison of Operating Results for the Years Ended June 30, 1999 and June 30, 1998

               General. Net income for the year ended June 30, 1999 was $956,000 compared to $981,000 for the year ended June 30, 1998, a decrease of $25,000, or
2.5 percent. Net interest income increased $234,000 during the year ended June 30, 1999 as compared to the year ended June 30, 1998. This increase was primarily offset by the increased costs of staffing, advertising and operation of the Lafayette Office opened in April 1999.

               Interest Income. Interest income for the year ended June 30, 1999 was $9.1 million, an increase of $815,000, or 9.8 percent, from interest income for the same period in 1998. The average balance of interest-earning assets for the 1998 period was $115.5 million compared to $101.8 million for the 1998 period, an increase of $13.7 million, or 13.5 percent. This increase was primarily due to an increase in the average balance of loans in the amount of $11.2 million. Average interest-earning deposits increased $1.9 million from $6.3 million to $8.2 million. The average yield on interest-earning assets decreased from 8.19 percent for the 1998 period to 7.92 percent for the twelve months ended June 30, 1999. This decrease was primarily due to a general decrease in interest rates during most of the twelve month period.

               Interest Expense. Interest expense for the year ended June 30, 1999 was $5.2 million compared to $4.6 million for the year ended June 30, 1998, an increase of $580,000, or 12.7 percent. Average interest-bearing liabilities increased from $83.3 million for the 1998 period to $97.6 million for the 1999 period, an increase of $14.3 million, or 17.1 percent. The average cost of all interest-bearing liabilities decreased from 5.49 percent for fiscal 1998 to 5.28 percent for fiscal 1999. The average cost of deposits decreased from 5.39 percent for the 1998 period to 5.17 percent for the year ended June 30, 1999. The average cost of borrowings decreased from 6.25 percent to 5.80 percent for the comparable periods. Decreases in rates on interest-bearing liabilities are again due to a general decrease in interest rates during most of the twelve month period.

               Provision for Loan Losses. The provision for loan losses was $40,000 for the year ended June 30, 1999, compared to $6,000 for the year ended June 30, 1998. Provision for loan losses is made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the allowance for loss accounts. Loans delinquent ninety days or more decreased from $724,000 at June 30, 1998 to $547,000 on June 30, 1999. Non-performing loans to total loans at June 30, 1999 was 0.49 percent compared to 0.72 percent at June 30, 1998. The allowance for loan losses to non-performing loans was 41.3 percent at June 30, 1999 compared to 25.7 percent at June 30, 1998. The allowance to total loans was 0.20 percent and 0.19 percent for the comparable periods. Montgomery is continually re-evaluating the level of the allowance for loan losses as the amount of non-residential mortgage loans and other new loan products are offered.

               Non-interest Income. Other income for the year ended June 30, 1999 was $56,000 compared to $47,000 for the 1998 period, an increase of $9,000, or 18.4 percent. Service charges on deposit accounts increased $12,000 due to the increase in demand deposit accounts. Miscellaneous other income decreased $4,000.

               Non-Interest Expense. Non-interest expense for the year ended June 30, 1999 was $2.4 million, an increase of $261,000, or 12.0 percent from the comparable 1998 period. Salary and employee benefits increased $137,000 from $1.2 million for the 1998 period to $1.3 million for the 1999 period. This increase was primarily due to an increase in branch office personnel to accommodate growth. This includes staffing the new Lafayette Office opened in April 1999. Net occupancy expense increased $10,000, equipment expense increased $18,000, data processing expense increased $56,000 and deposit insurance expense increased $3,000. With the exception of approximately $30,000 included in data processing expense for Year 2000 testing, the balance of the increases were primarily due to Montgomery's growth. Net real estate operations generated a net income of $30,000 for the 1999 period compared to a net income of $17,000 for the 1998 period. This increase in income was primarily due to an increase in rental income and the provision for loss on non-interest earning assets in the amount of $10,000 during the 1998 period. Advertising expense increased $16,000 from the 1998 period due to opening of the Lafayette Office. Other expenses increased $34,000, or 6.6 percent, from $503,000 for the year ended June 30, 1998 to $537,000 for the year ended June 30, 1999. These increases are generally reflective of Montgomery's growth.

               Income Tax Expense. Income tax expense for the year ended June 30, 1999 was $628,000 compared to $655,000 for the year ended June 30, 1998. The decrease in income tax expense was due to the decrease in income before tax of $52,000.

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

               Provision for Loan Losses. The provision for loan losses was $6,000 for the year ended June 30, 1998, compared to $22,000 for the year ended June 30, 1997. Provision are made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the allowance for loss accounts. Loans delinquent ninety days or more increased from $502,000 at June 30, 1997 to $724,000 on June 30, 1998. Non-performing loans to total loans at June 30, 1998 was 0.72 percent compared to 0.58 percent at June 30, 1997. The allowance for loan losses to non-performing loans was 25.7 percent at June 30, 1998 compared to 35.9 percent at June 30, 1997. The allowance to total loans was 0.19 percent and 0.21 percent for the comparable periods. Montgomery is continually re-evaluating the level of the allowance for loan losses as the amount of non-residential mortgage loans and other new loan products are offered.

               Non-interest Income. Other income for the year ended June 30, 1998 was $47,000 compared to $30,000 for the 1997 period, an increase of $17,000, or 56.7 percent. Service charges on deposit accounts increased $4,000 due to the increase in demand deposit accounts. Miscellaneous other income increased $16,000 primarily due to an increase in ATM transaction income of $5,000, fee income from Montgomery's check clearing agent of $8,000 and an increase in other miscellaneous fee income of $3,000.

               Non-Interest Expense. Non-interest expense for the year ended June 30, 1998 was $2.2 million, a decrease of $49,000, or 2.2 percent from the comparable 1997 period. Salary and employee benefits increased $266,000 from $934,000 for the 1997 period to $1,200,000 for the 1998 period. Year ended June 30, 1998 was the first year compensation cost had to be recorded for the MRP and ESOP and the cost of these plans for fiscal 1998 was $154,000. The balance of the increase was primarily due to an increase in branch office personnel to accommodate growth. This includes management trainees for staffing the new Lafayette office projected to be opened in late 1998. Net occupancy expense increased $4,000, equipment expense increased $25,000 and data processing expense increased $21,000. These increases are primarily due to Montgomery's growth. Deposit insurance expense decreased $475,000 for the year ended June 30, 1998 compared to the same period in 1997 due to the one time SAIF assessment of $428,000 and the reduction in the regular assessment from 23 basis points to 6.4 basis points. Net real estate operations generated a net income of $17,000 for the 1998 period compared to a net income of $75,000 for the 1997 period. This decrease in income was primarily due to a gain on the sale of real estate owned during the 1997 period. The decrease during the 1998 period also included a provision for loss on non-interest earning assets in the amount of $10,000. This provision was recorded to reflect the possible loss on the sale of an apartment complex as was previously discussed. Other expenses increased $48,000, or 10.6 percent, from $455,000 for the year ended June 30, 1997 to $503,000 for the year ended June 30, 1998. Audit and accounting expense increased $11,000 and stockholder related expenses increased $36,000 primarily due to the additional cost of operation of a publicly held company.

               Income Tax Expense. Income tax expense for the year ended June 30, 1998 increased to $655,000 compared to $241,000 for the year ended June 30, 1997 due to the increase in taxable income.

Liquidity and Capital Resources

               Montgomery's primary source of funds is its deposits. To a lesser extent, Montgomery has also relied upon loan payments and payoffs and FHLB advances as sources of funds. Scheduled loan payments are a relatively stable source of funds, but loan payoffs and deposit flows can fluctuate significantly, being influenced by interest rates, general economic conditions and competition. Montgomery attempts to price its deposits to meet its asset /liability management objectives consistent with local market conditions.

               Federal regulations have historically required Montgomery to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. At June 30, 1999, the requirement was 5%, subject to reduction for aggregate net withdrawals provided such ratio is not reduced below 4%. Liquid assets for purposes of this ratio include cash, cash equivalents consisting of short-term interest-earning deposits, certain other time deposits, and other obligations generally having remaining maturities of less than five years. Montgomery has historically maintained its liquidity ratio at a level in excess of that required. Montgomery's average liquidity ratio for the year ended June 30, 1999 was 8.45 percent. Liquidity management is both a daily and long-term responsibility of management. Montgomery adjusts liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits, and (iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in federal funds and short-term interest-bearing deposit accounts. If Montgomery requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB and collateral eligible for repurchase agreements.

               Cash flows for Montgomery are of three major types. Cash flows from operating activities consist primarily of net income. Investing activities generate cash flows through the origination, sale and principal collections on loans as well as the purchases and sales of investments. Montgomery's cash flows from investment resulted primarily from purchases and maturities of investment securities. Cash flows from financing activities include savings deposits, withdrawals and maturities and changes in borrowings.

               Montgomery considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. Montgomery anticipates that it will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, its other material commitments and long-term liabilities. At June 30, 1999, Montgomery had outstanding commitments to originate loans of $2.9 million and no commitments to sell loans. Certificates of deposit scheduled to mature in one year or less at June 30, 1999 totaled $42.2 million. Management believes that a significant portion of such deposits will remain with Montgomery. At June 30, 1999, Montgomery had $2.0 million of FHLB advances which reprice in one year or less.

               The Association is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertake, could have a material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Association's capital amount and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

               At June 30, 1999, the Association believes that it meets all capital adequacy requirements to which it is subject and the most recent notification from the regulatory agency categorized the Association as well capitalized under the regulatory framework for prompt corrective action. The Association's actual and required capital amounts and ratios are as follows:

                                                                      June 30, 1999
                                                                      -------------
                                                                   Required for Adequate     To Be Well
                                                      Actual             Capital(1)        Capitalized(1)
                                               ------------------    -----------------   -----------------
                                                Amount      Ratio    Amount      Ratio   Amount      Ratio
                                                ------      -----    ------      -----   ------      -----
                                                                  (Dollars in Thousands)
Total risk-based capital(1) (to risk
  Weighted assets)                             $16,005       20.3%   $6,324       8.0%   $7,905       10.0%
Core ( to adjusted tangible assets)             16,529       13.5     4,896       4.0     7,344        6.0
Core capital(1) (to adjusted total assets)      16,529       13.5     4,896       4.0     6,120        5.0

--------------
(1) As defined by the regulatory agencies

Asset/Liability Management

               Montgomery, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2 percent of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2 percent of the present value of its assets. Regulations do exempt all institutions under $300 million in assets and risk based capital exceeding 12 percent from reporting information to calculate exposure and making any deduction from risk-based capital. At June 30, 1999, Montgomery's total assets were $123.6 million and risk-based capital was 20.3 percent; therefore Montgomery would have been exempt from calculating or making any risk-based capital reduction. Montgomery's management believes interest-rate risk is an important factor and makes all reports necessary to OTS to calculate interest-rate risk on a voluntary basis. At June 30, 1999, 2.0 percent of the present value of Montgomery's assets was approximately $2.49 million, which was less than $4.12 million, the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, Montgomery, for OTS reporting purposes, would have been required to make a deduction from total capital in calculating its risk-based capital requirement had this rule been in effect and had Montgomery not been exempt from reporting on such date. Based on June 30, 1999 NPV information, the amount of Montgomery's deduction from capital, had it been subject to reporting, would have been approximately $815,000.

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

               Presented below, as of June 30, 1999, and June 30, 1998, is an analysis of Montgomery's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments, compared to limits set by the Board. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest risk of the thrifts it regulates. Based upon assumptions at June 30, 1999 and June 30, 1998, the NPV of Montgomery was $19.8 million and $18.9 million, respectively. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of Montgomery.


                                                            At June 30, 1999                   At June 30, 1998
               Assumed               Board                  ----------------                   ----------------
              Change in               Limit
            Interest Rates         % Change           $ Change        % Change           $ Change           % Change
            (Basis Points)           in NPV            in NPV           in NPV            in NPV              in NPV
            --------------           ------            ------           ------            ------              ------
                                                       (Dollars in Thousands)
               +300                  -60              (6,573)            (33)             (5,717)               (30)
               +200                  -50              (4,122)            (21)             (3,463)               (18)
               +100                  -30              (1,809)             (9)             (1,452)                (8)
                  0                    0                   0               0                   0                  0
               -100                  -30               1,166               6               1,020                  5
               -200                  -50               2,187              11               1,761                  9
               -300                  -60               3,329              17               2,782                 15


               In the event of a 300 basis point change in interest rate based upon estimates as of June 30, 1999, Montgomery would experience a 17 percent increase in NPV in a declining rate environment and a 33 percent decrease in NPV in a rising environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by Montgomery in recent periods was primarily due to the maturities of interest-earning assets increasing more than the maturities on interest-bearing liabilities due to the increase in fixed-rate residential mortgage loans and non-residential loans.

Recent Accounting Issues

               Accounting for Derivative Instruments and Hedging Activities. Statement of Financial Accounting Standards ("SFAS") No. 133 requires companies to record derivatives on the balance sheet at their fair value. SFAS No. 133 also acknowledges that the method of recording a gain or loss depends on the use of the derivative. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or
(c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction.

            o For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

            o For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction affects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

            o For a derivative designated as hedging the foreign currency exposure of a net investment in a foreign operation, the gain or loss is reported in other comprehensive income (outside earnings) as part of the cumulative translation adjustment. The accounting for a fair value hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of an unrecognized firm commitment or an available-for-sale security. Similarly, the accounting for a cash flow hedge described above applies to a derivative designated as a hedge of the foreign currency exposure of a foreign-currency-denominated forecasted transaction.

            o For a derivative not designated as a hedging instrument, the gain or loss is recognized in earning in the period of change.

               The new Statement applies to all entities. If hedge accounting is elected by the entity, the method of assessing the effectiveness of the hedging derivative and the measurement approach of determining the hedge's ineffectiveness must be established at the inception of the hedge.

               SFAS No. 133 amends SFAS No. 52 and supercedes SFAS Nos. 80,105, and 119. SFAS No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from SFAS No. 105. Several Emerging Issues Task Force consensuses are also changed or nullified by the provisions of SFAS No. 133.

               SFAS No. 133 was to be effective for all fiscal years beginning after June 15, 1999. The implementation date has been deferred and SFAS No. 133 will now be effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. The adoption of this Statement is not currently expected to have a material impact on the Company's financial statements. Early application is encouraged; however, this Statement may not be applied retroactively to financial statements of prior periods.

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

Impact of the Year 2000

               The Company has conducted a comprehensive review of its computer systems to identify any applications that could be affected by the "Year 2000" issue. Applications found in the review that could be affected have been corrected by either replacement of hardware or software updates. The Company's data processing is performed primarily by outside venders. Testing has been completed to verify Year 2000 compliance by the vendors. For the remainder of calendar 1999, the Company will test and evaluate contingency plans and work closely with critical service providers to make sure their systems will be ready for the Year 2000 date change.

               As part of the Y2K planning process, contingency plans have been established for mission-critical systems. These plans will provide for alternative methods of doing business, which include provisions for manual processing procedures, if needed. These contingency plans will continue to be reviewed, tested and refined as Year 2000 approaches.
               Although management believes it has taken the necessary steps to address the Y2K compliance issue, no assurances can be given that some problems will not occur or that the Company will not incur significant additional expenses in future periods. In the event that the Company is ultimately required to purchase replacement computer systems, programs or equipment, or to incur substantial expenses to make its current systems, programs and equipment Y2K compliant, its financial position and results of operations could be adversely impacted. Amounts expensed in fiscal 1998 and 1999 for Y2K readiness were immaterial.

[Olive letterhead]






                          Independent Auditor's Report


    To the Stockholders and
    Board of Directors
    Montgomery Financial Corporation
    Crawfordsville, Indiana


     We have audited the consolidated statement of financial condition of Montgomery Financial Corporation and subsidiary as of June 30, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Montgomery Financial Corporation and Subsidiary as of June 30, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 1999, in conformity with generally accepted accounting principles.


     /s/Olive LLP
     ------------
     Olive LLP

     Indianapolis, Indiana
     July 30, 1999

                              MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                          Crawfordsville, Indiana
                               Consolidated Statement of Financial Condition

June 30                                                                       1999               1998
----------------------------------------------------------------------------------------------------------
Assets
    Cash                                                                 $     523,585      $     326,922
    Interest-bearing demand deposits                                         4,409,228         10,569,823
                                                                         -------------      -------------
               Total cash and cash equivalents                               4,932,813         10,896,745
    Interest-bearing deposits                                                  219,463            215,000
    Investment securities available for sale                                   880,900            311,967
    Loans, net of allowance for loan losses of $226,000 and $186,000       111,415,224        100,209,554
    Premises and equipment                                                   2,839,409          2,001,544
    Federal Home Loan Bank stock                                             1,250,700            921,500
    Foreclosed assets and real estate held for development, net              1,181,720          1,468,199
    Interest receivable                                                        893,854            843,799
    Other assets                                                               345,036            294,324
                                                                         -------------      -------------

               Total assets                                              $ 123,959,119      $ 117,162,632
                                                                         =============      =============

Liabilities
    Deposits
        Noninterest bearing                                              $   1,349,282      $   1,864,658
        Interest bearing                                                    81,118,363         82,117,324
                                                                         -------------      -------------
               Total deposits                                               82,467,645         83,981,982
    Federal Home Loan Bank advances and line of credit                      20,632,069         11,260,715
    Interest payable                                                           566,632            538,451
    Other liabilities                                                          895,701          1,316,333
                                                                         -------------      -------------
               Total liabilities                                           104,562,047         97,097,481
                                                                         -------------      -------------

Commitments and Contingencies

Stockholders' Equity
    Preferred stock, $.01 par  value
        Authorized and unissued--2,000,000 shares
    Common stock, $.01 par value
        Authorized--8,000,000 shares
        Issued and outstanding--1,521,142 and 1,653,032 shares                  15,211             16,530
    Additional paid-in capital                                              12,464,781         13,571,387
    Retained earnings                                                        8,131,251          7,782,192
    Unearned Employee Stock Ownership Plan ("ESOP") shares                  (1,141,796)        (1,230,802)
    Unearned compensation                                                      (92,714)          (128,507)
    Accumulated other comprehensive income                                      20,339             54,351
                                                                         -------------      -------------
               Total stockholders' equity                                   19,397,072         20,065,151
                                                                         -------------      -------------

               Total liabilities and stockholders' equity                $ 123,959,119      $ 117,162,632
                                                                         =============      =============

See notes to consolidated financial statements.

                           MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                       Crawfordsville, Indiana
                                  Consolidated Statement of Income


Year Ended June 30                                           1999             1998            1997
------------------------------------------------------------------------------------------------------
Interest and Dividend Income
    Loans receivable                                     $ 8,637,174      $ 7,901,380      $ 6,879,742
    Investment securities                                     21,652            5,103           10,956
    Deposits with financial institutions                     401,222          353,810          268,876
    Federal Home Loan Bank stock                              89,265           74,301           59,967
                                                         -----------      -----------      -----------
               Total interest and dividend income          9,149,313        8,334,594        7,219,541
                                                         -----------      -----------      -----------

Interest Expense
    Deposits                                               4,182,337        4,009,250        3,812,759
    Federal Home Loan Bank advances                          968,294          560,910          643,127
                                                         -----------      -----------      -----------
               Total interest expense                      5,150,631        4,570,160        4,455,886
                                                         -----------      -----------      -----------

Net Interest Income                                        3,998,682        3,764,434        2,763,655
    Provision for loan losses                                 40,000            6,000           22,000
                                                         -----------      -----------      -----------

Net Interest Income After Provision  for Loan Losses       3,958,682        3,758,434        2,741,655
                                                         -----------      -----------      -----------

Other Income
    Service charges on deposit accounts                       41,256           29,624           25,749
    Net appraisal income (expense)                            (2,159)          (2,940)             390
    Other income                                              17,136           20,797            4,122
                                                         -----------      -----------      -----------
               Total other income                             56,233           47,481           30,261
                                                         -----------      -----------      -----------

Other Expenses
    Salaries and employee benefits                         1,337,059        1,200,339          934,453
    Net occupancy expenses                                   120,406          110,085          106,413
    Equipment expenses                                       185,439          167,462          142,518
    Data processing fees                                     176,869          121,061          100,009
    Deposit insurance expense                                 50,427           47,687          523,184
    Real estate operations, net                              (29,662)         (17,482)         (74,993)
    Advertising expense                                       53,989           37,766           32,028
    Other expenses                                           536,668          503,228          455,053
                                                         -----------      -----------      -----------
               Total other expenses                        2,431,195        2,170,146        2,218,665
                                                         -----------      -----------      -----------

Income Before Income Tax                                   1,583,720        1,635,769          553,251
    Income tax expense                                       627,900          654,991          240,556
                                                         -----------      -----------      -----------

Net Income                                               $   955,820      $   980,778      $   312,695
                                                         ===========      ===========      ===========

Net Income Per Share
    Basic                                                $       .65      $       .64      $       .67
    Diluted                                                      .65              .64              .67


See notes to consolidated financial statements.

                                           MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                                       Crawfordsville, Indiana
                                           Consolidated Statement of Stockholders' Equity

                                                               Common Stock
                                                         ------------------------         Additional
                                                           Shares                           Paid-in      Comprehensive     Retained
                                                         Outstanding       Amount           Capital          Income        Earnings
                                                         -----------       ------           -------          ------        --------
Balances, July 1, 1996                                      850,000      $  8,500        $  2,194,128                    $6,924,757
    Comprehensive income
        Net income                                                                                         $  312,695       312,695
        Other comprehensive income, net of tax
           Unrealized gains on securities                                                                          57
                                                                                                           ----------
    Comprehensive income                                                                                   $  312,752
                                                                                                           ==========
    Cash dividends ($.40 per share)                                                                                        (100,000)
    Purchase of stock for Management Recognition Plan
        ("MRP") (unearned compensation)
    Merger with Montgomery Mutual Holding Company          (600,000)       (6,000)            110,547
    Exchange of shares                                      216,254         2,162              (2,162)                         (960)
    Sale of stock, net of costs                           1,186,778        11,868          11,245,106
    Contribution for unearned ESOP shares
                                                          -------------------------------------------                    ----------
Balances, June 30, 1997                                   1,653,032        16,530          13,547,619                     7,136,492
    Comprehensive income
        Net income                                                                                         $  980,778       980,778
        Other comprehensive income, net of tax
           Unrealized gains on securities                                                                      54,351
                                                                                                           ----------
    Comprehensive income                                                                                   $1,035,129
                                                                                                           ==========
    Cash dividends ($.22 per share)                                                                                        (335,078)
    ESOP shares earned                                                                         23,768
    Purchase of stock for MRP
    MRP shares earned
                                                          -------------------------------------------                    ----------
Balances, June 30, 1998                                   1,653,032        16,530          13,571,387                     7,782,192
    Comprehensive income
        Net income                                                                                         $  955,820       955,820
        Other comprehensive income, net of tax
           Unrealized losses on securities                                                                    (34,012)
                                                                                                           ----------
    Comprehensive income                                                                                   $  921,808
                                                                                                           ==========
    Cash dividends ($.22 per share)                                                                                        (321,198)
    ESOP shares earned                                                                          2,661
    Purchase of stock                                      (131,890)       (1,319)         (1,082,155)                     (285,563)
    MRP shares earned                                                                         (27,112)
                                                          -------------------------------------------                    ----------
Balances, June 30, 1999                                   1,521,142       $15,211         $12,464,781                    $8,131,251
                                                          =========       =======         ===========                    ==========

                                                                                                  Accumulated
                                                                                                     Other
                                                              Unearned         Unearned          Comprehensive
                                                             ESOP Shares      Compensation          Income                 Total
                                                            -----------         --------            -------             -----------


Balances, July 1, 1996                                                                            $     (57)           $  9,127,328
    Comprehensive income
        Net income                                                                                                          312,695
        Other comprehensive income, net of tax
           Unrealized gains on securities                                                                57                      57

    Comprehensive income

    Cash dividends ($.40 per share)                                                                                        (100,000)
    Purchase of stock for Management Recognition Plan
        ("MRP") (unearned compensation)                                         $(11,563)                                   (11,563)
    Merger with Montgomery Mutual Holding Company                                                                           104,547
    Exchange of shares                                                                                                         (960)
    Sale of stock, net of costs                                                                                          11,256,974
    Contribution for unearned ESOP shares                   $(1,322,500)                                                 (1,322,500)
                                                            -----------------------------------------------------------------------

Balances, June 30, 1997                                      (1,322,500)         (11,563)                                19,366,578
    Comprehensive income
        Net income                                                                                                          980,778
        Other comprehensive income, net of tax
           Unrealized gains on securities                                                            54,351                  54,351

    Comprehensive income

    Cash dividends ($.22 per share)                                                                                        (335,078)
    ESOP shares earned                                           91,698                                                     115,466
    Purchase of stock for MRP                                                   (155,325)                                  (155,325)
    MRP shares earned                                                             38,381                                     38,381
                                                            -----------------------------------------------------------------------
Balances, June 30, 1998                                      (1,230,802)        (128,507)            54,351              20,065,151
    Comprehensive income
        Net income                                                                                                          955,820
        Other comprehensive income, net of tax
           Unrealized losses on securities                                                          (34,012)                (34,012)

    Comprehensive income

    Cash dividends ($.22 per share)                                                                                        (321,198)
    ESOP shares earned                                           89,006                                                      91,667
    Purchase of stock                                                                                                    (1,369,037)
    MRP shares earned                                                             35,793                                      8,681
                                                            -----------------------------------------------------------------------
Balances, June 30, 1999                                     $(1,141,796)        $(92,714)           $20,339             $19,397,072
                                                            =======================================================================

See notes to consolidated financial statements.

                                  MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                              Crawfordsville, Indiana
                                       Consolidated Statement of Cash Flows


Year Ended June 30                                                    1999              1998              1997
-----------------------------------------------------------------------------------------------------------------
Operating Activities
    Net income                                                   $    955,820      $    980,778      $    312,695
    Adjustments to reconcile net income to net cash provided
           by operating activities
        Provision  for loan losses                                     40,000             6,000            22,000
        Provision for loss on real estate owned                        15,000            10,000
        Depreciation                                                  248,068           211,375           206,945
        (Gain) loss on sale of real estate owned                          708                              (7,682)
        ESOP shares earned                                             91,667           115,466
        Amortization of unearned compensation                           8,681            38,381
        Deferred income tax                                            25,238           (24,608)           (4,275)
        Change in
           Interest receivable                                        (50,055)         (159,320)          (89,321)
           Interest payable                                            28,181           115,146            (4,873)
           Other assets                                               (97,774)          (69,177)           13,204
           Other liabilities                                         (369,248)          330,319           (26,653)
        Other adjustments                                                                (8,829)           24,189
                                                                 ------------      ------------      ------------
               Net cash provided by operating activities              896,286         1,545,531           446,229
                                                                 ------------      ------------      ------------
Investing Activities
    Net change in interest-bearing deposits                            (4,463)         (115,000)
    Proceeds from maturities and paydowns of securities
            available for sale                                         21,967            20,527           269,161
    Purchase of securities available for sale                        (647,220)         (200,000)
    Net change in loans                                           (11,368,796)      (13,479,138)       (7,088,289)
    Additions to real estate owned                                   (240,689)         (193,525)         (210,496)
    Proceeds from real estate owned sales                             599,300           163,887
    Purchase of premises and equipment                             (1,050,647)         (558,154)         (199,111)
    Purchase of FHLB of Indianapolis stock                           (329,200)                           (171,500)
    Other investing activities                                                                              1,000
                                                                 ------------      ------------      ------------
               Net cash used by investing activities              (13,019,748)      (14,361,403)       (7,399,235)
                                                                 ------------      ------------      ------------

Financing Activities
    Net change in
        Noninterest-bearing, interest-bearing demand
           and savings deposits                                     2,551,618         3,145,705         1,078,794
        Certificates of deposit                                    (4,065,955)        9,571,053           477,909
        FHLB line of credit                                           618,767
    Proceeds from FHLB advances                                    11,000,000         5,000,000         7,000,000
    Repayment of FHLB advances                                     (2,247,413)       (5,167,658)       (3,571,627)
    Cash paid in lieu of fractional shares                                                                   (960)
    Proceeds from sale of stock, net of costs                                                          10,039,021
    Purchase of stock for MRP                                      (1,369,037)         (155,325)          (11,563)
    Dividends paid                                                   (328,450)         (275,930)         (100,000)
                                                                 ------------      ------------      ------------
               Net cash provided by financing activities            6,159,530        12,117,845        14,911,574
                                                                 ------------      ------------      ------------

Net Change in Cash and Cash Equivalents                            (5,963,932)         (698,027)        7,958,568

Cash and Cash Equivalents, Beginning of Period                     10,896,745        11,594,772         3,636,204
                                                                 ------------      ------------      ------------

Cash and Cash Equivalents, End of Period                         $  4,932,813      $ 10,896,745      $ 11,594,772
                                                                 ============      ============      ============




                                   (continued)

                                MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                                            Crawfordsville, Indiana
                                     Consolidated Statement of Cash Flows



Year Ended June 30                                                      1999          1998           1997
-------------------------------------------------------------------------------------------------------------

Additional Cash Flow and Supplementary Information
    Interest paid                                                   $5,122,450     $4,455,014     $4,461,000
    Income tax paid                                                  1,082,864        307,156        173,000
    Loan balances transferred to real estate owned                     123,126        180,707        352,000
    Dividends payable                                                   83,666         90,917         25,000
    Common stock issued to ESOP leveraged with an employer loan                                    1,322,500



See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana
                   Notes to Consolidated Financial Statements
                       (Table Dollar Amounts in Thousands)


Note 1 --Nature of Operations and Summary of Significant Accounting Policies

The accounting and reporting policies of Montgomery Financial Corporation (Company) and its wholly owned subsidiary, Montgomery Savings, A Federal Association (Association), and the Association's wholly owned subsidiary, MSA Service Corporation (MSA), conform to generally accepted accounting principles and reporting practices followed by the thrift industry. The more significant of the policies are described below.

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

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. The Association operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision, and the Federal Deposit Insurance Corporation.

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

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately, net of tax, in accumulated other comprehensive income.

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

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Loans are carried at the principal amount outstanding. A loan is impaired when, based on current information or events, it is probable that the Association will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement. Loans whose payments have insignificant delays not exceeding 90 days outstanding are not considered impaired. Certain nonaccrual and substantially delinquent loans may be considered impaired. The Association considers its investment in one-to-four family residential loans and consumer loans to be homogeneous and therefore excluded from separate identification for evaluation of impairment. Interest income is accrued on the principal balances of loans. The accrual of interest on impaired and nonaccrual loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due. When interest accrual is discontinued, all unpaid accrued interest is reversed when considered uncollectible. Interest income is subsequently recognized only to the extent cash payments are received. Certain loan fees and direct costs are being deferred and amortized as an adjustment of yield on the loans over the contractual lives of the loans.

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

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 1999, the allowance for loan losses and carrying value of real estate owned are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Federal Home Loan Bank ("FHLB") stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

Foreclosed assets and real estate held for development, net arises from loan foreclosure or deed in lieu of foreclosure and acquisition of real estate for development and are carried at the lower of cost or fair value less estimated selling costs. Costs relating to development and improvement of property are capitalized, whereas costs relating to the holding of property, net of rental and other income are expensed.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Stock options are granted for a fixed number of shares to employees with an exercise price equal to the fair value of the shares at the date of grant. The Company accounts for and will continue to account for stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and, accordingly, recognizes no compensation expense for the stock option grants.

Income tax in the consolidated statement of income includes deferred income tax provisions or benefits for all significant temporary differences in recognizing income and expenses for financial reporting and income tax purposes. The Company files consolidated income tax returns with its subsidiary.

Earnings per share have been computed based upon the weighted average common and potential common shares outstanding during each year. Unearned ESOP shares have been excluded from the computation of average common shares and potential common shares outstanding. For the year ended June 30, 1997, earnings per share was computed based upon the weighted average of the 250,000 shares of publicly owned common stock of the Association that were outstanding during the year ended June 30, 1997 converted to 466,254 shares of Company common stock in connection with the second conversion and reorganization, as more fully discussed in Note 2.


Note 2 --Conversion

On November 17, 1992, the Board of Directors of the Association unanimously adopted a Plan of Reorganization whereby Montgomery Savings Association, A Federal Association (Montgomery), was reorganized into a federal mutual holding company on August 11, 1995 and became known as "Montgomery Mutual Holding Company." Substantially all of the assets and liabilities of Montgomery were transferred to a newly chartered federal savings and loan association known as Montgomery Financial Corporation (Association), in exchange for 600,000 shares of the Association's common stock, par value of $.01 per share, $100,000 was retained by Montgomery to capitalize Montgomery Mutual Holding Company. The transaction was accounted for at historical cost in a manner similar to that utilized in a pooling of interests.

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


Note 3 --Investment Securities

                                                                     1999
                                             -------------------------------------------------
                                                              Gross        Gross
                                             Amortized     Unrealized    Unrealized    Fair
June 30                                        Cost          Gains        Losses       Value
---------------------------------------------------------------------------------------------
Available for sale
    Marketable equity securities                $847          $71          $37         $881
                                                ====          ===          ===         ====

                                                                     1998
                                             -------------------------------------------------
                                                              Gross        Gross
                                             Amortized     Unrealized    Unrealized    Fair
June 30                                        Cost          Gains        Losses       Value
---------------------------------------------------------------------------------------------
Available for sale
    Municipal due January 1, 1999               $ 22                                   $ 22
    Marketable equity securities                 200          $ 90                      290
                                                ----          ----                     ----

                                                $222          $ 90                     $312
                                                ====          ====                     ====

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 4 --Loans and Allowance



June 30                                                1999              1998
--------------------------------------------------------------------------------
Loans
    Real estate mortgage loans
        One-to-four family                          $  88,125         $  81,383
        Multi-family                                      864             1,163
        Commercial                                     15,110             8,865
    Real estate construction loans                      3,109             3,998
    Home equity loans                                   4,195             4,091
    Consumer loans                                        736               620
    Share loans                                           463               763
                                                    ---------         ---------
                                                      112,602           100,883
    Undisbursed portion of loans                       (1,261)             (707)
    Deferred loan costs                                   300               220
    Allowance for loan losses                            (226)             (186)
                                                    ---------         ---------

                                                    $ 111,415         $ 100,210
                                                    =========         =========


Year Ended June 30                                1999         1998        1997
--------------------------------------------------------------------------------
Allowance for loan losses
    Balances, July 1                              $186         $180         $158
    Provision for loan losses                       40            6           22
                                                  ----         ----         ----

    Balances, June 30                             $226         $186         $180
                                                  ====         ====         ====

Note 5 --Premises and Equipment


June 30                                                1999               1998
--------------------------------------------------------------------------------
Land                                                 $   418            $   347
Building                                               2,224              1,615
Equipment                                              1,562              1,192
                                                     -------            -------
               Total cost                              4,204              3,154
Accumulated depreciation                              (1,365)            (1,152)
                                                     -------            -------

               Net                                   $ 2,839            $ 2,002
                                                     =======            =======

                                       30

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 6 --Foreclosed Assets and Real Estate Held for Development


June 30                                                   1999            1998
--------------------------------------------------------------------------------
Real estate acquired in settlement of loans              $   292        $   189
Real estate held for development                           1,044          1,492
Allowance for losses                                         (25)           (10)
                                                         -------        -------
                                                           1,311          1,671
Accumulated depreciation                                    (130)          (203)
                                                         -------        -------

               Net                                       $ 1,181        $ 1,468
                                                         =======        =======


Year Ended June 30                                    1999      1998       1997
--------------------------------------------------------------------------------
Allowance for losses on real estate owned
    Balances, July 1                                   $10                  $15
    Provision (adjustment) for losses                   15       $10        (15)
                                                       ---       ---       ----

    Balances, June 30                                  $25       $10       $  0
                                                       ===       ===       ====

Note 7 --Deposits

June 30                                                       1999          1998
--------------------------------------------------------------------------------
Noninterest-bearing                                          $ 1,349     $ 1,865
Interest-bearing demand                                        9,623       9,566
Savings deposits                                              10,978       7,967
Certificates and other time deposits of $100,000 or more      18,585      23,585
Other certificates and time deposits                          41,933      40,999
                                                             -------     -------

               Total deposits                                $82,468     $83,982
                                                             =======     =======




Certificates maturing in years ending June 30:

    2000                                                $42,215
    2001                                                  8,583
    2002                                                  3,674
    2003                                                  2,962
    2004                                                  3,042
    Thereafter                                               42
                                                        -------

                                                        $60,518
                                                        =======

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 8 --FHLB Advances and Line of Credit


June 30                                                1999               1998
--------------------------------------------------------------------------------
FHLB line of credit                                  $   619
FHLB advances                                         20,013             $11,261
                                                     -------             -------

                                                     $20,632             $11,261
                                                     =======             =======


                                                           1999
                                             -----------------------------------
                                                                     Weighted
                                                                     Average
June 30                                      Amount                    Rate
--------------------------------------------------------------------------------

Advances from FHLB
Maturities in years ending June 30


                        2000                $ 2,000                    6.15%
                        2001                  4,013                    5.91
                        2003                  3,000                    5.57
                        2004                  4,000                    5.38
                        2006                  7,000                    5.40
                                            -------

                                            $20,013                    5.60%
                                            =======

The Association has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires September 8, 1999 and bears interest at a rate equal to the current variable advance rate.

The FHLB advances are secured by first mortgage loans totaling $82,622,000. Advances are subject to restrictions or penalties in the event of prepayment.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 9 --Income Tax

Year Ended June 30                                            1999         1998       1997
--------------------------------------------------------------------------------------------
Income tax expense
    Currently payable
        Federal                                               $ 431       $ 536       $ 186
        State                                                   172         144          59
    Deferred
        Federal                                                  16         (23)         (7)
        State                                                     9          (2)          3
                                                              -----       -----       -----

               Total income tax expense                       $ 628       $ 655       $ 241
                                                              =====       =====       =====

Reconciliation of federal statutory to actual tax expense
    Federal statutory income tax at 34%                       $ 538       $ 556       $ 188
    Effect of state income taxes                                119          94          41
    Other                                                       (29)          5          12
                                                              -----       -----       -----

               Actual tax expense                             $ 628       $ 655       $ 241
                                                              =====       =====       =====

Effective tax rate                                             39.6%       40.0%       43.6%


The components of the deferred tax liability are as follows at:


June 30                                                       1999         1998
--------------------------------------------------------------------------------
Assets
    Allowance for loan losses                                $  62        $  20
    State income tax                                            23           19
    Retirement plans and other employee benefits                83           70
    Other                                                                    14
                                                             -----        -----
               Total assets                                    168          123
                                                             -----        -----

Liabilities
    Depreciation                                               242          234
    FHLB of Indianapolis stock dividend                         30           30
    Loan costs                                                 253          194
    Securities available for sale                               13           36
    Other                                                        3
                                                             -----        -----
               Total liabilities                               541          494
                                                             -----        -----

                                                             $(373)       $(371)
                                                             =====        =====

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Retained earnings at June 30, 1999, include approximately $1,500,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $590,000 at June 30, 1999.


Note 10 --Other Comprehensive Income

                                                                        1999
                                                   -------------------------------------------
                                                                        Tax
                                                   Before-Tax         (Expense)     Net-of-Tax
Year Ended June 30                                   Amount            Benefit         Amount
----------------------------------------------------------------------------------------------
Unrealized holding losses on securities
available for sale arising during the year          $  (56)              $22            $(34)
                                                    ==========================================

                                                                        1998
                                                   --------------------------------------------
                                                                        Tax
                                                   Before-Tax         (Expense)     Net-of-Tax
Year Ended June 30                                   Amount            Benefit         Amount
----------------------------------------------------------------------------------------------
Unrealized holding gains on securities
available for sale arising during the year          $89                  $(35)          $54
                                                    ==========================================



Note 11 --Commitments and Contingent Liabilities

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

Financial instruments whose contract amount represents credit risk as of June 30 were as follows:

                                                           1999           1998
--------------------------------------------------------------------------------

Mortgage loan commitments
    At variable rates                                      $  195        $  196
    At fixed rates ranging from 6.75 to 9.00% for 1999
         and 7.50 to 10.00% for 1998                        2,749         1,957


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


Note 12 --Year 2000

Like all entities, the Company and subsidiary are exposed to risks associated with the Year 2000 Issue, which affects computer software and hardware;
transactions with customers, vendors, and other entities; and equipment dependent upon microchips. The Company has begun, but not yet completed, the process of identifying and remediating potential Year 2000 problems. It is not possible for any entity to guarantee the results of its own remediation efforts or to accurately predict the impact of the Year 2000 Issue on third parties with which the Company and subsidiary do business. If remediation efforts of the Company or third parties with which the Company and subsidiary do business are not successful, the Year 2000 Issue could have negative effects on the Company's financial condition and results of operations in the near term.


Note 13 --Dividends and Capital Restrictions

The Company is not subject to any regulatory restrictions on the payment of dividends to its stockholders.

Without prior approval, current regulations allow the Association to pay dividends to the Company not exceeding retained net income for the current calendar year plus those for the previous two calendar years. The Association normally restricts dividends to a lesser amount because of the need to maintain an adequate capital structure. OTS regulations also prohibit a savings association from declaring or paying any dividends if, as a result, the regulatory capital of the Association would be reduced below the minimum amount required to be maintained for the liquidation account established in connection with the conversion. Any additional amount of capital distributions would require prior regulatory approval.

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

At June 30, 1999, the stockholder's equity of the Association was $16,932,000, of which approximately $2,117,000 was available for the payment of dividends.


Note 14 --Regulatory Capital

The  Association  is  subject  to  various   regulatory   capital   requirements
administered by the federal banking agencies and is assigned to a capital category. The assigned capital category is largely determined by three ratios that are calculated according to the regulations: total risk adjusted capital, Core 1 capital, and Core 1 leverage ratios. The ratios are intended to measure capital relative to assets and credit risk associated with those assets and off-balance sheet exposures of the entity. The capital category assigned to an entity can also be affected by qualitative judgments made by regulatory agencies about the risk inherent in the entity's activities that are not part of the calculated ratios.

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At June 30, 1999 and 1998, the Association is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 1999 that management believes have changed the Association's classification.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


The Association's actual and required capital amounts and ratios are as follows:

                                                                                        Required for              To Be Well
                                                                 Actual             Adequate Capital (1)         Capitalized (1)
                                                           -------------------------------------------------------------------------
As of June 30, 1999                                        Amount       Ratio         Amount      Ratio       Amount       Ratio
------------------------------------------------------------------------------------------------------------------------------------
Total risk-based capital 1 (to risk-weighted assets)       $16,005       20.3%        $6,324       8.0%        $7,905       10.0%

Tier 1 risked-based capital 1 (to risk-weighted assets
                                                            16,529       20.9          6,324       8.0          7,905       10.0

Core capital 1 (to adjusted tangible assets)                16,529       13.5          4,896       4.0          7,344        6.0

Core capital 1 (to adjusted total assets)                   16,529       13.5          4,896       4.0          6,120        5.0



As of June 30, 1998

Total risk-based capital 1 (to risk-weighted assets)       $14,586       20.9%        $5,573       8.0%        $6,967       10.0%

Tier 1 risked-based capital 1 (to risk-weighted assets
                                                            15,579       22.4          5,573       8.0          6,967       10.0

Core capital 1 (to adjusted tangible assets)                15,579       13.4          3,482       3.0          6,964        6.0

Core capital 1 (to adjusted total assets)                   15,579       13.4          3,482       3.0          5,804        5.0

1 As defined by regulatory agencies


Note 15 --Employee Benefit Plans

The Company has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 100 percent of the first 7 percent of base salary contributed by participants. The Company's expense for the plan was $58,700 for 1999, $52,000 for 1998 and $48,000 for 1997.

On October 15, 1996, the stockholders of the Association approved a Management Recognition Plan ("MRP"). This plan was assumed by the Company in connection with the second conversion and reorganization. The plan allows for the purchase in the open market or through the issuance of authorized and unissued shares of up to 13,990 shares of common stock. On November 25, 1996, Montgomery purchased 1,865 shares for the MRP at a cost of $11,563 which was recorded as unearned compensation in stockholders' equity. On June 26, 1998, the Company purchased the remaining 12,123 shares necessary to fund the MRP at a cost of $155,325 which was recorded as unearned compensation in stockholders' equity. Restricted stock awards covering 13,988 shares of common stock have been awarded to Montgomery's officers and key employees under the MRP. The awards are to vest and be earned by the recipient at a rate of 20 percent per year. Expense under the plan for fiscal years ended June 30, 1999 and 1998 was $8,700 and $38,000. Expense under the plan for fiscal year ended June 30, 1997 was not material.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


As part of the second conversion, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 132,250 shares at $10.00 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,322,500 of stock acquired by the ESOP is shown as a reduction to stockholders' equity. Unearned ESOP shares totaled 114,180 and 123,080 at June 30, 1999 and 1998 and had a fair value of $1,080,000 and $1,508,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was $92,000 and $116,000 for the years ended June 30, 1999 and 1998. There was no expense under the ESOP for the year ended June 30, 1997. At June 30, 1999, the ESOP had 18,070 allocated shares, 114,180 suspense shares and no shares committed-to-be released. At June 30, 1998, the ESOP had 9,170 shares allocated, 123,080 suspense shares and no shares committed-to-be released.

In addition, the Board of Directors has approved a 1997 Recognition Plan ("RRP"). Restricted stock awards covering up to 4% of the common stock to be outstanding upon consummation of the conversion less the number of shares held in the MRP may be awarded to the Association's directors, officers, and key employees under the RRP. As of June 30, 1999, no grants had been made under the 1997 RRP.


Note 16 --Stock Option Plans

On October 15, 1996, the stockholders of the Association approved a 1995 Stock Option Plan and a 1995 Director Stock Option Plan. These plans were assumed by the Company in connection with the second conversion and reorganization. These plans allow for the purchase in the open market or through the issuance of authorized and unissued shares of up to 34,973 shares of common stock for the Stock Option Plan and the Director Stock Option Plan. Under the stock option plans, stock option rights covering 24,483 shares of common stock may be granted to officers and other key employees and 10,490 shares of common stock may be granted to directors of the Company.

The Company's 1995 stock option plans are accounted for in accordance with Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations. Stock option awards vest and are exercisable one year following the date of stockholder approval and thereafter at a rate not in excess of 20% per year. All options become fully vested and exercisable in the event of the death or disability of the optionee. The incentive stock option exercise price will not be less than the fair market value of the common stock on the date of the grant of the option. The date on which the options are first exercisable is determined by the Board of Directors, and the terms of the stock options will not exceed ten years from the date of grant. The exercise price of each option was equal to the market price of the Company's stock on the date of grant; therefore, no compensation expense was recognized.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of each option grant was estimated on the grant date using an option-pricing model with the following assumptions:


June 30                                                                   1997
-------------------------------------------------------------------------------
Risk-free interest rates                                                   6.4%
Dividend yields                                                           3.37
Expected volatility factor of market price of common stock                11.0
Weighted-average expected life of the options                          7 years


Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period. The pro forma effect on net income and earnings per share of this Statement are as follows:


Year Ended June 30                                                          1999                 1998                    1997
------------------------------------------------------------------------------------------------------------------------------
Net income                                      As reported                 $956                  $981                   $313
                                                Pro forma                    948                   973                    305
Basic earnings per share                        As reported                  .65                   .64                    .67
                                                Pro forma                    .64                   .64                    .67
Diluted earnings per share                      As reported                  .65                   .64                    .67
                                                Pro forma                    .64                   .63                    .66

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended June 30, 1999, 1998 and 1997.



Year Ended June 30                                 1999                            1998                           1997
------------------------------------------------------------------------------------------------------------------------------------
                                                           Weighted-                      Weighted-                    Weighted-
                                                           Average                        Average                      Average
           Options                         Shares      Exercise Price       Shares     Exercise Price     Shares     Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year             34,973          $   6.97         34,973          $   6.97
Granted                                                                                                   34,973        $   6.97
                                           ------                           ------                        ------

Outstanding, end of year                   34,973          $   6.97         34,973          $   6.97      34,973        $   6.97
                                           ======                           ======                        ======

Options exercisable at year end            13,988                            6,994          $   6.97

Weighted-average fair value of options
      granted during the year
                                                                                                                        $   1.25

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


As of June 30, 1999, options outstanding totaling 34,973 have an exercise price of $6.97 and a weighted-average remaining contractual life of 7.6 years.

In addition, the Board of Directors and stockholders have approved a 1997 Stock Option Plan. Under the 1997 Plan, stock option and stock appreciation rights covering shares representing an aggregate of up to 10 percent of the common stock sold in the conversion may be granted to directors, officers and employees of the Company or its subsidiaries. As of June 30, 1999, no grants under the 1997 Plan have been made.


Note 17 --Earnings Per Share

Earnings per share were computed as follows:

Year Ended June 30                                                                          1999
------------------------------------------------------------------------------------------------------------------
                                                                                          Weighted-
                                                                                           Average      Per share
                                                                         Income            Shares        Amount
------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
    Income available to common shareholders                             $      956         1,469,942       $.65

Effect of dilutive securities
    MRP awards and stock options                                                              11,838
                                                                        ----------------------------

Diluted Earnings Per Share
    Income available to common stockholders and assumed conversions
                                                                        $      956         1,481,780       $.65
                                                                        ============================

Year Ended June 30                                                                          1998
------------------------------------------------------------------------------------------------------------------
                                                                                          Weighted-
                                                                                           Average      Per share
                                                                         Income            Shares        Amount
------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
    Income available to common shareholders                             $981               1,521,616       $.64

Effect of dilutive securities
    MRP awards and stock options                                                              17,215
                                                                        ----------------------------

Diluted Earnings Per Share
    Income available to common stockholders and assumed conversions
                                                                        $981               1,538,831       $.64
                                                                        ============================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Year Ended June 30                                                                          1997
------------------------------------------------------------------------------------------------------------------
                                                                                                        Weighted-
                                                                                           Average      Per share
                                                                         Income            Shares        Amount
------------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
    Income available to common shareholders                             $313               465,235         $.67

Effect of dilutive securities
    MRP awards and stock options                                                                --
                                                                        ---------------------------

Diluted Earnings Per Share
    Income available to common stockholders and assumed conversions
                                                                        $313               465,235         $.67
                                                                        ==========================

Note 18 --Fair Values of Financial Instruments

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

Federal Home Loan Bank Advances and Line of Credit--The fair value of these borrowings are estimated using a discounted cash flow calculation, based on current rates for similar debt.

Advance  Payments  by  Borrowers  for  Taxes  and   Insurance--The   fair  value
approximates carrying value.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Off-Balance Sheet Commitments--Commitments include commitments to originate mortgage loans, and extend lines of credit and are generally short-term nature. The fair value of such commitments are based on fees currently charged to enter into of a similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments are as follows:

                                                              1999                      1998
                                                     --------------------      --------------------

                                                     Carrying       Fair       Carrying       Fair
  June 30                                             Amount        Value       Amount        Value
  -------------------------------------------------------------------------------------------------
Assets
    Cash and cash equivalents                         $  4,933     $  4,933     $ 10,897     $ 10,897
    Interest-bearing deposits                              219          219          215          215
    Investment securities available for sale               881          881          312          312
    Loans, net                                         111,415      112,022      100,210      102,992
    Stock in FHLB                                        1,251        1,251          922          922
    Interest receivable                                    894          894          844          844

Liabilities
    Deposits                                            82,468       82,259       83,982       84,153
    FHLB advances and line of credit                    20,632       20,044       11,261       11,232
    Interest payable                                       567          567          538          538
    Advances by borrowers for taxes and insurance          220          220          190          190

Off-Balance Sheet Assets
    Commitments to extend credit


MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)


Note 19 --Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

June 30                                                        1999         1998
--------------------------------------------------------------------------------
Assets
    Cash and cash equivalents                                 $ 1,405     $ 3,732
    Interest-bearing deposits                                     119         115
    Investment securities available for sale                      881         290
    Real estate held for development                              164         100
    Other assets                                                   62          51
    Investment in subsidiary                                   16,889      15,993
                                                              -------     -------

               Total assets                                   $19,520     $20,281
                                                              =======     =======

Liabilities                                                   $   123     $   216

Stockholders' Equity                                           19,397      20,065
                                                              -------     -------

               Total liabilities and stockholders' equity     $19,520     $20,281
                                                              =======     =======


                          Condensed Statement of Income

Year Ended June 30                                                                    1999    1998     1997
------------------------------------------------------------------------------------------------------------
Interest and dividend income                                                          $235     $310
                                                                                      ----------------------

Expenses
    Salaries and employee benefits                                                      53       71
    Other expenses                                                                      88       60
                                                                                      ----------------------
               Total expenses                                                          141      131
                                                                                      ----------------------

Income before income tax expense and equity in undistributed income of subsidiary
                                                                                        94      179
Income tax expense                                                                      34       80
                                                                                      ----------------------

Income before equity in undistributed income of subsidiary                              60       99
Equity in undistributed income of subsidiary                                           896      882     $313
                                                                                      ----------------------

Net Income                                                                            $956     $981     $313
                                                                                      ======================


MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                               Condensed Statement of Cash Flows

Year Ended June 30                                                                           1999           1998        1997
------------------------------------------------------------------------------------------------------------------------------
Operating Activities
    Net income                                                                           $       956      $   981      $   313
    Adjustments to reconcile net income to net cash provided by operating activities
                                                                                                (871)        (659)        (313)
                                                                                         -------------------------------------
               Net cash provided by operating activities                                          85          322
                                                                                         --------------------------------------

Investing Activities
    Net change in interest bearing deposits                                                       (4)        (115)
    Purchase of securities available for sale                                                   (647)        (200)
    Additions to real estate owned                                                               (64)        (100)
                                                                                         -------------------------------------
               Net cash used by investing activities                                            (715)        (415)
                                                                                         -------------------------------------

Financing Activities
    Purchase of stock                                                                         (1,369)
    Purchase of stock for MRP                                                                                (155)
    Proceeds from sale of stock and reorganization, net of cost                                                          9,934
    Cash dividends                                                                              (328)        (276)
    Capital contribution to Association                                                                                 (5,678)
                                                                                         -------------------------------------
               Net cash provided (used) by financing activities                               (1,697)        (431)       4,256
                                                                                         -------------------------------------

Net Change in Cash                                                                            (2,327)        (524)       4,256

Cash at Beginning of Year                                                                      3,732        4,256
                                                                                         -------------------------------------

Cash at End of Year                                                                      $     1,405      $ 3,732      $ 4,256
                                                                                         =====================================

Additional Cash Flow and Supplementary Information
    Common stock issued to ESOP leveraged with an employer loan                                                    $ 1,322,500


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

Mark E. Foster
Director of the Company and the
  Association



Joseph M. Malott
Director of the Company and the
Association

John E. Woodward
Director of the Company and the
  Association











J. Lee Walden
Director, Chief Operating Officer and
  Chief Financial Officer of the Company
and Director, President and Chief
  Financial Officer of the Association

                             STOCKHOLDER INFORMATION

Corporate Profile

               Montgomery Financial Corporation is an Indiana corporation which was organized in 1997 by the Association for the purpose of holding all of the capital stock of the Association and in order to facilitate the Conversion and Reorganization. The Association was organized in 1888 and converted to a federal savings and loan charter in 1985. In August 1995, the Association converted to the stock form of organization and concurrently formed Montgomery Mutual Holding Company, owner of 70.59 percent of the shares of the Association's Common Stock. In June 1997, the Association became the wholly owned subsidiary of Montgomery Financial Corporation through the sale and issuance of common stock. The principal asset of Montgomery Financial Corporation is the outstanding stock of the Association, its wholly owned subsidiary. Montgomery Financial Corporation presently has no separate operations and its business consists only of the business of the Association. The Association's primary business consists of attracting deposits from the general public and using these deposits provide financing of residential and, to a lesser extent, other properties.


Main Office                               Mill Street Office

119 East Main Street                      816 South Mill Street
Crawfordsville, Indiana 47933             Crawfordsville, Indiana 47933

Williamsport Office                       Covington Office

120 North Monroe Street                   417 Liberty Street
Williamsport, Indiana 47993               Covington, Indiana 47932

Lafayette Office

50 West 250 South
Lafayette, Indiana 47909

Independent Auditor                       Legal Counsel

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

Form 10-KSB Report

               A copy of Montgomery Financial's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1999 including financial statements, as filed with the SEC, will be furnished without charge to stockholders of Montgomery Financial upon written request to the Secretary, Montgomery Financial Corporation, 119 East Main Street, Crawfordsville, Indiana 47933. The Securities and Exchange Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, including the Corporation; that address is http://www.sec.gov.


Stock Listing

               Montgomery Financial's common stock is reported on the Nasdaq SmallCap Market under the symbol "MONT." As of June 30, 1999, Montgomery Financial had 285 stockholders of record and 1,521,142 outstanding shares of common stock.


Price Range of Common Stock and Dividends

               The table below shows the range of high and low bid prices. These prices do not represent actual transactions and do not include retail markups, markdowns or commissions.




                                                                                              Declared Dividends
                                         High                         Low                          Per Share
                                         ----                         ---                          ---------
1999
               First Quarter.....      $12.625                     $  9.500                      $ 0.055
               Second Quarter....       12.000                       10.000                        0.055
               Third Quarter.....       10.750                        9.063                        0.055
               Fourth Quarter....        9.875                        8.750                        0.055


                                                                                              Declared Dividends
                                         High                         Low                          Per Share
                                         ----                         ---                          ---------
1998
               First Quarter.....      $12.375                     $ 10.375                       $ 0.055
               Second Quarter....       13.375                       12.000                         0.055
               Third Quarter.....       13.750                       12.750                         0.055
               Fourth Quarter....       13.250                       12.250                         0.055

