Form 10KSB40, Exhibit 13
period 2000-06-30
MONTGOMERY FINANCIAL CORP
filed 2000-09-28
CIK 1037190

MONTGOMERY FINANCIAL CORPORATION
                                TABLE OF CONTENTS

Letter to Stockholders........................................................ 3
Business of Montgomery Financial Corporation.................................. 4
Selected Consolidated Financial Information................................... 5
Management's Discussion and Analysis of Financial Condition and
     Results of Operations.................................................... 7
Report of Independent Auditor.................................................17
Consolidated Financial Statements.............................................18
Directors and Executive Officers..............................................39
Stockholder Information.......................................................40



                        CONSOLIDATED FINANCIAL HIGHLIGHTS
                                  June 30, 2000
                             (Dollars in Thousands)

Total assets.........................................................$  138,122
Total loans, net.....................................................   119,131
Investment securities and other earning assets.......................    10,834
Deposits.............................................................    91,507
Borrowings...........................................................    28,241
Net income...........................................................       699
Stockholders' equity.................................................    16,981
Stockholders' equity as a percent of Assets..........................      12.3%



                                   ----------


                                 ANNUAL MEETING

                      The Annual Meeting of Stockholders of
                  Montgomery Financial Corporation will be held
                on October 17, 2000 at 2:00 P.M. at the office of
                  the Company, located at 119 East Main Street,
                            Crawfordsville, Indiana.

                                   ----------

                        MONTGOMERY FINANCIAL CORPORATION
                              119 East Main Street
                          Crawfordsville, Indiana 47933

                                                              September 15, 2000






Dear Fellow Stockholders:

         It is with pleasure that the board of directors, officers and staff of Montgomery Financial Corporation and our wholly owned subsidiary, Montgomery Savings, A Federal Association, provide you with our annual report.

         Net earnings for the year ending June 30, 2000 were $699,000. This represented a decrease of 26.9 percent over last year. The decrease in net income can be primarily attributed to the costs of operating the Lafayette, Indiana office which opened in April 1999. Capital levels decreased from $19.4 million at June 30, 1999 to $17.0 million due to the stock repurchase programs instituted by the Company. This results in a capital ratio of 12.3 percent. Total assets grew from $124.0 million to $138.1 million, an increase of $14.1 million, or 11.4 percent, as compared to June 30, 1999.

         Montgomery Savings, A Federal Association, is committed to growth and performance betterment. We have over one hundred years of stability and quality service in our community. Our directors, officers and employees are dedicated to efficiently serving our many customers while working to enhance stockholders' value. We look to the future with confidence and enthusiasm. We thank our customers for their loyalty and you, our stockholders, for your support.

Sincerely,


/s/ Earl F. Elliott
Earl F. Elliott

Chairman and Chief Executive Officer

                  BUSINESS OF MONTGOMERY FINANCIAL CORPORATION

         Montgomery Financial Corporation ("Montgomery" or the "Company") is an Indiana corporation organized in April 1997 by Montgomery Savings, a Federal Association, for the purpose of serving as a savings and loan holding company. Montgomery Savings Association, a Federal Association, was established in 1888 as an Indiana state-chartered mutual savings and loan association known as The Montgomery Savings Association. It was converted in 1985 to a federally chartered mutual savings and loan association. On August 11, 1995, Montgomery Savings Association, a Federal Association, transferred substantially all its assets and liabilities to a federally-chartered stock savings and loan association named Montgomery Savings, a Federal Association (the "Association").

         In June 1997, the Company became the holding company of the Association and issued shares of common stock, par value $0.01 per share ("Common Stock"), to the public. Pursuant to a Plan of Conversion and Agreement and Plan of Reorganization (the "Plan") adopted by the Association and Montgomery Mutual Holding Company, a federally chartered mutual holding company (the "Mutual Holding Company"), the Mutual Holding Company converted from mutual form to a federal interim stock savings institution and was simultaneously merged with and into the Association, with the Association being the surviving entity and a subsidiary of the Company. At the same time, the Company completed its initial public offering of 1,186,778 shares of Common Stock and exchanged 466,254 shares of Common Stock for shares of the Association previously held by public stockholders. The principal asset of the Company is the outstanding stock of the Association, its wholly owned subsidiary.

         The principal business of savings association, including the Association, has historically consisted of attracting deposits from the general public and making loans secured by residential and commercial real estate. The Association and all other savings associations are significantly affected by prevailing economic conditions as well as government policies and regulations concerning, among other things, monetary and fiscal affairs, housing and financial institutions. Deposit flows are influenced by a number of factors, including interest rates paid on competing investments, account maturities and personal income and savings levels. In addition, deposit growth is also affected by customer perception of the stability of the financial services industry amid various current events such as regulatory changes, failures of other financial institutions and financing of the deposit insurance fund. Lending activities are influenced by the demand for and supply of housing lenders, the availability of cost of funds and various other items. Sources of funds for lending activities include deposits, payments on loans, borrowings and funds provided from operations. The Company's earnings are primarily dependent upon its net interest income, the difference between interest income and interest expense. Interest income is a function of the balances of loans and investments outstanding during a given period and the yield earned on such loans and investments. Interest expense is a function of the amounts of deposits and borrowings outstanding during the same period and rates paid on such deposits and borrowings. The Company's earnings are also affected by provision for loan and real estate losses, service charges, income from subsidiary activities, operating expenses and income taxes.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

         The following consolidated financial data as of and for the periods ended June 30, 2000, 1999, 1998, 1997 and 1996 have been derived from the audited consolidated financial statements of Montgomery Financial Corporation. The financial data presented below is qualified in its entirety by the more detailed financial data appearing elsewhere herein, including the Company's audited consolidated financial statements and notes thereto.


                                                                               At June 30,
                                                    --------------------------------------------------------------
                                                      2000           1999          1998        1997         1996
                                                    ---------      --------      --------    --------      -------
                                                                             (In Thousands)
Summary of Financial Condition:
Total assets........................................$ 138,122      $123,959      $117,163    $103,399      $88,211
Interest-bearing deposits in other
     financial institutions..........................  10,390         4,629        10,785      11,473        3,607
Investment securities available for sale.............     444           881           312          42          312
Loans receivable, net................................ 119,131       111,415       100,210      86,908       80,074
Deposits ............................................  91,507        82,468        83,982      71,265       69,709
Borrowings...........................................  28,241        20,632        11,261      11,428        8,000
Stockholders' equity.................................  16,981        19,397        20,065      19,367        9,127


                                                                           Year Ended June 30,
                                                    --------------------------------------------------------------
                                                      2000           1999          1998        1997         1996
                                                    ---------      --------      --------    --------      -------
                                                                             (In Thousands)
Summary of Operating Results:
Interest income(1)...................................$ 9,912         $9,149        $8,335      $7,220     $6,777
Interest expense.....................................  5,953          5,150         4,570       4,456      4,434
                                                      ------       --------      --------     -------   --------
     Net interest income.............................  3,959          3,999         3,765       2,764      2,343
Provision for losses on loans........................    ---             40             6          22         20
                                                      ------       --------      --------     -------   --------
     Net interest income after provision
         for losses on loans.........................  3,959          3,959         3,759       2,742      2,323
Other income.........................................    166             86            65         105         30
Other expenses:
     Salaries and employee benefits..................  1,647          1,337         1,200         934        879
     Other...........................................  1,320          1,124           988       1,359        878
                                                      ------       --------      --------     -------   --------
         Total non-interest expense..................  2,967          2,461         2,188       2,293      1,757
                                                      ------       --------      --------     -------   --------
Income before income tax.............................  1,158          1,584         1,636         554        596
Income tax expense...................................    459            628           655         241        165
                                                      ------       --------      --------     -------   --------
         Net income.................................. $  699       $    956      $    981     $   313   $    431
                                                      ======       ========      ========     =======   ========
Net income per share(2)
     Basic........................................... $ 0.56       $   0.65      $   0.64     $  0.67        ---
     Diluted.........................................   0.56           0.65          0.64        0.67        ---
Net income per share without the special
     SAIF assessment(2)
     Basic...........................................   0.56           0.65          0.64        1.23        ---
     Diluted.........................................   0.56           0.65          0.64        1.23        ---
Dividends declared per share(3)......................   0.22           0.22          0.22        0.21   $   0.30
Dividend payout ratio(4).............................  39.29%         33.85%        34.38%      31.34%       ---

Performance Ratios:
Return on average assets(5)..........................   0.52%          0.79%         0.92%       0.32%      0.49%
Return on average equity(6)..........................   3.86           4.81          4.97        3.39       4.89
Average equity to average assets.....................  13.56          16.48         18.60        9.88       9.99
Equity to assets at end of period....................  12.29          15.65         17.13       18.73      10.35
Interest rate spread(7)..............................   2.44           2.65          2.70        2.64       2.27
Net interest margin(8)...............................   3.10           3.46          3.70        3.09       2.77
Average interest-earning assets to average
     interest-bearing liabilities.................... 114.17         118.34        122.17      108.91     109.47
Non-interest expenses to average assets..............   2.22           2.01          2.05        2.37       1.98
Net interest income after provision for
     loan losses to non-interest expenses............   1.33x          1.63x         1.73x       1.24x      1.33x

Asset Quality Ratios:
Non-performing assets to total assets................   1.01%          0.66%         0.78%       0.59%      0.92%
Allowance for loan losses to net loans
     receivable at end of period.....................   0.19           0.20          0.19        0.21       0.20
Allowance for loan losses to non- performing
     loans at end of period..........................  22.83          41.32         25.69       35.86      23.90
Non-performing loans to total loans..................   0.83           0.49          0.72        0.58       0.83

----------------

(1)  Loan origination fees are included in interest income on a deferral basis.
(2) Computed based upon the weighted average of the 250,000 shares of publicly owned common stock of the Association that were outstanding during the year ended June 30, 1997 converted to 466,254 shares of Montgomery common stock in connection with the Conversion.
(3)  Adjusted for conversion ratio.
(4)  Dividends per share divided by net income per share.
(5)  Net income divided by average total assets.
(6)  Net income divided by average total equity.
(7) Interest rate spread is calculated by subtracting combined weighted average interest rate cost from combined weighted average interest rate earned for the period indicated.
(8)  Net interest income divided by average interest-earning assets.

         Capital Requirements. The following table sets forth the Association's compliance with its capital requirements at June 30, 2000.

                                                                                          Capital Level
                                                   OTS Requirement                      at June 30, 2000(1)
                                                   ---------------                      -------------------
                                               % of                               % of                    Amount
                                              Assets         Amount              Assets       Amount     of Excess
                                              ------         ------              ------       ------     ---------
                                                                (Dollars in Thousands)
Capital Standard
Total risk-based capital
   (to risk weighted assets)                   8.00%         $6,831               17.14%      $14,636       $7,805
Core (to adjusted tangible assets)             2.00           2,739               11.06        15,142       12,403
Core capital (to adjusted total assets)        4.00           5,477               11.06        15,142        9,665

---------------
(1) Core capital figures are determined as a percentage of adjusted total assets; risk-based capital figures are determined as a percentage of risk-weighted assets in accordance with OTS regulations.


                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

         As discussed previously, the Company was incorporated for the primary purpose of serving as the holding company for the Association. The following discussion and analysis of the Company's financial condition as of June 30, 2000 and results of operation should be read in conjunction with and with reference to the consolidated financial statements and the notes thereto included herein.

         In addition to the historical information contained herein, the following discussion contains forward-looking statements that are subject to risks and uncertainties, including but not limited to, changes in economic conditions in the Company's market area, changes in policies by regulatory agencies, fluctuations in interest rates, demand for loans in the Company's market area and competition, all or some of which could cause actual results to differ materially from historical earnings and those presently anticipated or projected.

         The Company cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors, including regional and national economic conditions, substantial changes in levels of market interest rates, credit and other risks of lending and investment activities and competitive and regulatory factors, could affect the Company's financial performance and could cause the Company's actual results for future periods to differ materially from those anticipated or projected.

         The  Company  does  not  undertake,   and  specifically  disclaims  any
obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

Average Balances and Interest Rates and Yields

         The following table presents for the periods indicated the month-end average balances of each category of the Company's interest-earning assets and interest-bearing liabilities and the average yields earned and interest rates paid on such balances. Such yields and costs are determined by dividing income or expense by the average balance of assets or liabilities, respectively, for the periods presented.

                                                                      Year Ended June 30,
                                 -------------------------------------------------------------------------------------------
                                              2000                           1999                            1998
                                 ---------------------------     ---------------------------   -----------------------------
                                   Average  Interest Average       Average  Interest Average     Average   Interest  Average
                                 Outstanding Earned/ Yield/      Outstanding Earned/ Yield/    Outstanding  Earned/  Yield/
                                   Balance    Paid    Cost         Balance    Paid    Cost       Balance     Paid     Cost
                                   -------    ----    ----         -------    ----    ----       -------     ----     ----
                                                                    (Dollars in Thousands)
Interest-earning assets:
   Interest-earning deposits......$   8,982  $  492    5.48%     $  8,183     $401     4.90%    $  6,298 $     355      5.62%
   Investment securities..........      643      21    3.27           607       22     3.62          154         5      3.25
   Loans(1).......................  116,395   9,258    7.95       105,575    8,637     8.18       94,399     7,900      8.37
   Stock in FHLB of Indianapolis..    1,762     141    8.00         1,116       89     7.97          921        74      8.03
                                   --------   -----              --------    -----             ---------     -----
Total interest-earning assets.....  127,782   9,912    7.76       115,481    9,149     7.92      101,722     8,334      8.19
Noninterest-earning assets........    5,651     ---                 5,207      ---                 4,283       ---
                                   --------   -----              --------    -----             ---------     -----
Total assets...................... $133,433   9,912              $120,688    9,149              $106,055     8,334
                                   ========   -----              ========    -----             =========     -----
Interest-bearing liabilities:
   Savings accounts............... $ 13,699     634    4.63      $  9,806      422     4.30    $   5,644       241      4.27
   NOW and money
     market accounts..............   10,012     328    3.28         9,794      329     3.36        9,487       380      4.01
   Certificates of deposits.......   61,769   3,454    5.59        61,295    3,431     5.60       59,192     3,388      5.72
                                   --------   -----              --------    -----             ---------     -----
   Total deposits.................   85,480   4,416    5.17        80,895    4,182     5.17       74,323     4,009      5.39
   Borrowings.....................   26,444   1,537    5.81        16,690      968     5.80        8,982       561      6.25
                                   --------   -----              --------    -----             ---------     -----
Total interest-bearing
    liabilities...................  111,924   5,593    5.32        97,585    5,150     5.28       83,305     4,570      5.49
Other liabilities.................    3,414     ---                 3,213      ---                 3,027       ---
                                   --------   -----              --------    -----             ---------     -----
Total liabilities.................  115,338   5,953               100,798    5,150                86,332     4,570
Total stockholders' equity........   18,095     ---                19,890      ---                19,723       ---
                                   --------   -----              --------    -----             ---------     -----
Total liabilities and
   stockholders' equity........... $133,433   5,953              $120,688    5,150             $ 106,055     4,570
                                   ========   -----              ========    -----             =========     -----

Net interest-earning assets....... $ 15,858                      $ 17,896                      $  18,967
                                   ========                      ========                      =========
Net interest income/
   interest rate spread..........            $3,959    2.44                 $3,999     2.64                 $3,764      2.70
                                             ======                         ======                          ======
Average interest-earning
   assets to average
   interest-bearing liabilities..    114.17%                                118.34%                         122.17%
Net interest margin(2)..........                       3.10                            3.46                             3.70

(1)  The average balance includes nonaccrual loans.
(2)  Net   interest   margin  is  net   interest   income   divided  by  average
     interest-earning assets.

         The following table sets forth the weighted average effective interest rates earned by the Company on its loan and investment portfolios, the weighted average effective cost of the Company's deposits, the interest rate spread of the Company and the net yield on weighted average interest-earning assets for the periods and as of the dates shown. The table provides for the periods and at the dates indicated the weighted average yields earned on the Company's assets and the weighted average interest rates paid on the Company's liabilities, together with the net yield on interest earning assets.

                                                                                    Year Ended June 30,
                                                        As of            -----------------------------------------
                                                    June 30, 2000         2000              1999            1998
                                                    -------------        ------            ------          -------
         Weighted average yield on:
              Loans..................................    8.06%            7.95%             8.18%            8.37%
              Investment securities..................    3.55             3.27              3.62             3.25
              Total interest-earning assets..........    7.87             7.76              7.92             8.19
         Weighted average rate on:
              Deposits...............................    5.36             5.17              5.17             5.39
              Borrowings.............................    6.04             5.81              5.80             6.25
              Total interest-bearing liabilities.....    5.53             5.32              5.28             5.49
         Interest rate spread (spread  between
              weighted  average yield on total
              interest-earning assets and
              total interest-bearing
              liabilities)...........................    2.34             2.44              2.64             2.70
         Net interest margin (net interest
              income as a percentage of
              average interest-earning assets).......    2.96             3.10              3.46             3.70


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

                                                   Increase (Decrease) in Net Interest Income
                                         Year ended June 30, 2000 vs.      Year ended June 30, 1999 vs.
                                           Year ended June 30, 1999          Year ended June 30, 1998
                                         ------------------------------   -----------------------------
                                         Increase (Decrease)               Increase (Decrease)
                                               Due to           Total           Due to           Total
                                         -------------------  Increase      ------------------- Increase
                                           Volume     Rate   (Decrease)     Volume      Rate   (Decrease)
                                           ------     ----   ----------     ------      ----   ----------
                                                               (Dollars in Thousands)
 Interest-earning assets:
      Interest-earning deposits........   $  41      $  50     $  91       $   99    $  (52)    $   47
      Investment securities............       1         (2)       (1)          16         1         17
      Loans............................     873       (252)      621          924      (188)       736
      Stock in FHLB of Indianapolis....      52        ---        52           16        (1)        15
                                          -----      -----     -----       ------    ------      -----
          Total........................     967       (204)      763        1,055      (240)       815
                                          -----      -----     -----       ------    ------      -----
 Interest-bearing liabilities:
      Savings accounts.................     174         38       212          179         2        181
      NOW and money market accounts....       7         (8)       (1)          11       (62)       (51)
      Certificates of deposit..........      28         (5)       23          121       (78)        43
      Borrowings.......................     566          3       569          458       (51)       407
                                          -----      -----     -----       ------    ------      -----
          Total........................     775         28       803          769      (189)       580
                                          -----      -----     -----       ------    ------      -----
 Change in net interest income.........   $ 192      $(232)    $ (40)      $  286    $  (51)     $ 235
                                          =====      =====     =====       ======    ======      =====

Changes in Financial Condition

         Financial Condition at June 30, 2000 Compared to Financial Condidtion at June 30, 1999. Montgomery's total assets were $138.1 million at June 30, 2000, an increase of $14.2 million, or 11.4 percent, from June 30, 1999. During fiscal 2000, interest-earning assets increased $13.7 million or 11.6 percent. Short-term interest-bearing deposits increased $5.7 million or 129.8 percent. Loans increased $7.7 million, or 6.9 percent. Interest-bearing deposits increased $39,000 to $259,000 and investment securities decreased $437,000 to $444,000 during the twelve month period. Federal Home Loan Bank stock increased from $1.3 million to $1.9 million. Real estate owned and held for development increased $120,000 or 10.2 percent. Real estate acquired in settlement of loans increased $138,000 due to a net increase during the twelve month period of two single family residences due to foreclosure. Two properties held at June 30, 1999 were sold during the twelve month period. All real estate acquired in settlement of loans, in the amount of $405,000, is currently available for sale. The appraised value of the real estate acquired equals or exceeds the book value. Therefore, no loss is expected to be realized upon the sale of the real estate acquired in settlement of loans. Real estate held for investment totals $897,000, a decrease of $18,000, or 2.0 percent, compared to June 30, 1999. Premises and equipment increased $397,000, or 14.0 percent, primarily due to an upgrade to the computer network system and the remodeling of the Covington office to accommodate the installation of a drive-up facility and an automated teller machine. Deposits increased $9.0 million, or 11.0 percent, and borrowings increased $7.6 million, or 36.9 percent, resulting in a net increase in interest-bearing liabilities of $16.6 million or 16.2 percent. The increase in deposits was primarily the result of an increase of approximately $7.1 million in deposits in the Lafayette office which opened in April 1999 and the Covington office which began offering drive-up and ATM services during the fiscal year. Borrowings increased $7.6 million, or 36.9 percent, primarily to fund loan growth. Due to the increase in deposits near fiscal year end, reductions to these advances will be made as the advances mature. Stockholders' equity decreased $2.4 million, or 12.5 percent, primarily due to the use of $2.9 million for stock repurchase programs.

         Financial Condition at June 30, 1999 Compared to Financial Condition at June 30, 1998. Montgomery's total assets were $124.0 million at June 30, 1999, an increase of $6.8 million, or 5.8 percent, from June 30, 1998. During fiscal 1999, interest-earning assets increased $5.9 million or 5.3 percent. Short-term interest-bearing deposits decreased $6.2 million, or 58.3 percent. Loans increased $11.2 million, or 11.2 percent. This increase was the result of Montgomery's efforts to attract new business in the local nonresidential mortgage market and its continued commitment to residential lending. Interest-bearing deposits increased $4,000 to $219,000 and investment securities increased $569,000 to $881,000 during the twelve month period. Federal Home Loan Bank stock increased from $922,000 to $1,251,000. Real estate owned and held for development decreased $286,000 or 19.5 percent. Real estate acquired in settlement of loans increased $78,000 due to a net increase during the twelve month period of two single family residences due to foreclosure. All real estate acquired in settlement of loans, in the amount of $267,000, is currently available for sale. The appraised value of the real estate acquired equals or exceeds the book value. Therefore, no loss is expected to be realized upon the sale of the real estate acquired in settlement of loans. Real estate held for investment totals $914,000, a decrease of $364,000, or 28.5 percent, compared to June 30, 1998. This decrease was primarily due to the sale of an eight-unit apartment complex to a local not-for-profit organization. Premises and equipment increased $838,000, or 41.9 percent, primarily due the construction and furnishing of the new branch office facility in Lafayette, Indiana which opened in April, 1999. Deposits decreased $1.5 million, or 1.8 percent, and borrowings increased $9.4 million, or 83.2 percent, resulting in a net increase in interest-bearing liabilities of $7.9 million, or 8.2 percent. The decrease in deposits was primarily the result of a decrease of approximately $7.0 million in public funds deposits. Interest rates required to retain these deposits were above comparable Federal Home Loan Bank advances. Other liabilities decreased $421,000, or 32.0 percent, to $896,000 primarily due to a decrease in accrued income taxes of $420,000.

Comparison of Operating Results for the Years Ended June 30, 2000 and June 30, 1999

         General. Net income for the year ended June 30, 2000 was $699,000 compared to $956,000 for the year ended June 30, 1999, a decrease of $257,000, or 26.9 percent. Net interest income increased $40,000 during the year ended June 30, 2000 as compared to the year ended June 30, 1999. Other income increased $80,000, or 93.8 percent, primarily due to the gain on sale of available for sale securities. Non-interest expense increased $506,000, or 20.6 percent, primarily due to the increased costs of staffing, advertising and operating the Lafayette office opened in April 1999. Growth in other offices also contributed to the increase in expense.

         Interest Income. Interest income for the year ended June 30, 2000 was $9.9 million, an increase of $762,000, or 8.3 percent, from interest income for the same period in 1999. The average balance of interest-earning assets for the 2000 period was $127.8 million compared to $115.5 million for the 1999 period, an increase of $12.3 million, or 10.7 percent. This increase was primarily due to an increase in the average balance of loans in the amount of $10.8 million. Average interest earning deposits increased $800,000 from $8.2 million to $9.0 million. The average yield on interest-earning assets decreased from 7.92 percent for the 1999 period to 7.76 percent for the twelve months ended June 30, 2000. This decrease was primarily due to a decrease in mortgage loan interest rates during most of the twelve month period.

         Interest Expense. Interest expense for the year ended June 30, 2000 was $6.0 million compared to $5.2 million for the year ended June 30, 1999, an increase of $802,000, or 15.6 percent. Average interest-bearing liabilities increased from $97.6 million for the 1999 period to $111.9 million for the 2000 period, an increase of $14.3 million, or 14.7 percent. The average cost of all interest-bearing liabilities increased from 5.28 percent for fiscal 1999 to 5.32 percent for fiscal 2000. The average cost of deposits remained the same at 5.17 percent for the 2000 period compared to the period ending June 30, 1999. The average cost of borrowings increased from 5.80 percent to 5.81 percent for the comparable periods.

         Provision for Loan Losses. The provision for loan losses was $40,000 for the year ended June 30, 1999, compared to no provision being made for the year ended June 30, 2000. Provision or adjustment entries are made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the allowance for loss accounts. Loans delinquent ninety days or more increased from $547,000 at June 30, 1999 to $990,000 on June 30, 2000. Non-performing loans to total loans at June 30, 2000 was 0.83 percent compared to 0.49 percent at June 30, 1999. The allowance for loan losses to non-performing loans was 22.8 percent at June 30, 2000 compared to 41.3 percent at June 30, 1999. The allowance to total loans was
0.19 percent and 0.20 percent for the comparable periods. Montgomery is continually re-evaluating the level of the allowance for loan losses as the amount of non-residential mortgage loans and other new loan products are offered.

         Non-Interest Income. Other income for the year ended June 30, 2000 was $166,000 compared to $86,000 for the 1999 period, an increase of $80,000, or
93.0 percent. Service charges on deposit accounts increased $19,000 due to the increase in demand deposit accounts. Income from real estate operations decreased $13,000, or 44.8 percent, from $29,000 for the year ended June 30, 1999 to $16,000 for the current period. Net rental income included in the income from real estate income operations increased $8,000, but was offset due to a decrease in the provision for noninterest earning assets of $10,000 in the 1999 period and an increase of $11,000 in the 2000 period. During the year ended June 30, 2000, a profit on the sale of securities available for sale in the amount of $55,000 was realized. Miscellaneous other income increased $20,000 primarily due to increased fee income related to debit card and ATM usage and appraisal fee income.

         Non-Interest Expense. Non-interest expense for the year ended June 30, 2000 was $3.0 million compared to $2.5 million, an increase of $506,000, or 20.6 percent, from the comparable 1999 period. Salary and employee benefits increased $310,000, or 23.2 percent, from $1.3 million for the 1999 period to $1.6 million for the 2000 period. This increase was primarily due to an increase in branch office personnel to accommodate growth and to staff the Lafayette, Indiana office which opened in 1999. Net occupancy expense increased $53,000, equipment expense increased $46,000 and data processing expense increased $5,000 due to the increase in expenses associated with growth and expansion. Advertising expense increased $33,000 from the 1999 period primarily due to increased advertising to promote the Lafayette, Indiana office. Other expenses for the year ended June 30, 2000 were $612,000 compared to $537,000 for the year ended June 30, 1999, an increase of $75,000, or 14.0 percent. Included in other expenses for the 2000 period is approximately $6,000 in expense related to customer awareness of the Y2K issue with the balance of the increase being generally reflective of Montgomery's growth.

         Income Tax Expense. Income tax expense for the year ended June 30, 2000 was $459,000 compared to $628,000 for the year ended June 30, 1999. The decrease in income tax expense was due to the decrease in income before tax.

Comparison of Operating Results for the Years Ended June 30, 1999 and June 30, 1998

         General. Net income for the year ended June 30, 1999 was $956,000 compared to $981,000 for the year ended June 30, 1998, a decrease of $25,000, or
2.5 percent. Net interest income increased $234,000 during the year ended June 30, 1999 as compared to the year ended June 30, 1998. This increase was primarily offset by the increased costs of staffing, advertising and operating the Lafayette office opened in April 1999.

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

         Provision for Loan Losses. The provision for loan losses was $40,000 for the year ended June 30, 1999 compared to $6,000 for the year ended June 30, 1998. Provision for loan losses is made based on the Internal Loan and Asset Review Policy. A review is performed at least quarterly to determine the adequacy of the current balance in the allowance for loss accounts. Loans delinquent ninety days or more decreased from $724,000 at June 30, 1998 to $547,000 on June 30, 1999. Non-performing loans to total loans at June 30, 1999 was 0.49 percent compared to 0.72 percent at June 30, 1998. The allowance for loan losses to non-performing loans was 41.3 percent at June 30, 1999 compared to 25.7 percent at June 30, 1998. The allowance to total loans was 0.20 percent and 0.19 percent for the comparable periods. Montgomery is continually re-evaluating the level of the allowance for loan losses as the amount of non-residential mortgage loans and other new loan products are offered.

         Non-Interest Income. Other income for the year ended June 30, 1999 was $86,000 compared to $65,000 for the 1998 period, an increase of $21,000, or 32.3 percent. Service charges on deposit accounts increased $12,000 due to the increase in demand deposit accounts. Income from real estate operations increased $12,000. Miscellaneous other income decreased $4,000.

         Non-Interest Expense. Non-interest expense for the year ended June 30, 1999 was $2.4 million, an increase of $273,000, or 12.5 percent, from the comparable 1998 period. Salary and employee benefits increased $137,000 from $1.2 million for the 1998 period to $1.3 million for the 1999 period. This increase was primarily due to an increase in branch office personnel to accommodate growth. This includes staffing the new Lafayette office opened in April 1999. Net occupancy expense increased $10,000, equipment expense increased $18,000, data processing expense increased $56,000 and deposit insurance expense increased $3,000. With the exception of approximately $30,000 included in data processing expense for Year 2000 testing, the balance of the increases were primarily due to Montgomery's growth. Advertising expense increased $16,000 from the 1998 period due to opening of the Lafayette office. Other expenses increased $34,000, or 6.6 percent, from $503,000 for the year ended June 30, 1998 to $537,000 for the year ended June 30, 1999. These increases are generally reflective of Montgomery's growth.

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

         Federal regulations have historically required Montgomery to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows. At June 30, 2000, the requirement was 4%. Liquid assets for purposes of this ratio include cash, cash equivalents consisting of short-term interest-earning deposits, certain other time deposits and other obligations generally having remaining maturities of less than five years. Montgomery has historically maintained its liquidity ratio at a level in excess of that required. Montgomery's average liquidity ratio for the year ended June 30, 2000 was 8.2 percent. Liquidity management is both a daily and long-term responsibility of management. Montgomery adjusts liquid assets based upon management's assessment of (i) expected loan demand, (ii) expected deposit flows, (iii) yields available on interest-bearing deposits and
(iv) the objectives of its asset/liability management program. Excess liquidity is invested generally in federal funds and short-term interest-bearing deposit accounts. If Montgomery requires funds beyond its ability to generate them internally, it has additional borrowing capacity with the FHLB and collateral eligible for repurchase agreements.

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

         Montgomery considers its liquidity and capital resources to be adequate to meet its foreseeable short and long-term needs. Montgomery anticipates that it will have sufficient funds available to meet current loan commitments and to fund or refinance, on a timely basis, its other material commitments and long-term liabilities. At June 30, 2000, Montgomery had outstanding commitments to originate loans of $1.1 million and no commitments to sell loans.

Certificates of deposit scheduled to mature in one year or less at June 30, 2000 totaled $33.3 million. Management believes that a significant portion of such deposits will remain with Montgomery. At June 30, 2000, Montgomery had $6.8 million of FHLB advances which reprice in one year or less.

         The Association is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate actions by the regulatory agencies that, if undertaken, could have a material effect on the Association's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Association must meet specific capital guidelines that involve quantitative measures of the Association's assets, liabilities and certain off balance sheet items as calculated under regulatory accounting practices. The Association's capital amount and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

         At June 30, 2000, the Association believes that it meets all capital adequacy requirements to which it is subject and the most recent notification from the regulatory agency categorized the Association as well capitalized under the regulatory framework for prompt corrective action. The Association's actual and required capital amounts and ratios are as follows:

                                                                        June 30, 2000
                                         ------------------------------------------------------------------------
                                                                    Required for Adequate           To Be Well
                                               Actual                    Capital(1)              Capitalized(1)
                                         -------------------        ---------------------      ------------------
                                         Amount        Ratio        Amount         Ratio       Amount       Ratio
                                         ------        -----        ------         -----       ------       -----
                                                                   (Dollars in Thousands)
Total risk-based capital(1)
   (to risk Weighted assets)            $14,636         17.14%       $6,831         8.0%       $8,539       10.0%
Core (to adjusted tangible assets)       15,142         11.06         2,739         2.0           N/A        N/A
Core capital(1)
   (to adjusted total assets)            15,142         11.06         5,477         4.0         6,847        5.0

---------------
(1) As defined by the regulatory agencies


Asset/Liability Management

         Montgomery, like other financial institutions, is subject to interest rate risk to the extent that its interest-bearing liabilities reprice on a different basis than its interest-earning assets. OTS regulations provide a Net Portfolio Value ("NPV") approach to the quantification of interest rate risk. In essence, this approach calculates the difference between the present value of liabilities, expected cash flows from assets and cash flows from off balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of an immediate and sustained 200 basis point change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2 percent of the present value of its assets. Thrift institutions with greater than "normal" interest rate exposure must take a deduction from their total capital available to meet their risk-based capital requirement. The amount of that deduction is one-half of the difference between (a) the institution's actual calculated exposure to the 200 basis point interest rate increase or decrease (whichever results in the greater pro forma decrease in NPV) and (b) its "normal" level of exposure which is 2 percent of the present value of its assets. Regulations do exempt all institutions under $300 million in assets and risk based capital exceeding 12 percent from reporting information to calculate exposure and making any deduction from risk-based capital. At June 30, 2000, Montgomery's total assets were $137.4 million and risk-based capital was 17.14 percent; therefore Montgomery would have been exempt from calculating or making any risk-based capital reduction. Montgomery's management believes interest-rate risk is an important factor and makes all reports necessary to OTS to calculate interest-rate risk on a voluntary basis. At June 30, 2000, 2.0 percent of the present value of Montgomery's assets was approximately $2.75 million, which was less than $4.22 million, the greatest decrease in NPV resulting from a 200 basis point change in interest rates. As a result, Montgomery, for OTS reporting purposes, would have been required to make a deduction from total capital in calculating its risk-based capital requirement had this rule been in effect and had Montgomery not been exempt from reporting on such date. Based on June 30, 2000 NPV information, the amount of Montgomery's deduction from capital, had it been subject to reporting, would have been approximately $730,000.

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

         Presented below, as of June 30, 2000 and June 30, 1999, is an analysis of Montgomery's estimated interest rate risk as measured by changes in NPV for instantaneous and sustained parallel shifts in interest rates, up and down 300 basis points in 100 point increments, compared to limits set by the Board. Assumptions used in calculating the amounts in this table are those assumptions utilized by the OTS in assessing the interest risk of the thrifts it regulates. Based upon assumptions at June 30, 2000 and June 30, 1999, the NPV of Montgomery was $18.5 million and $19.8 million, respectively. NPV is calculated by the OTS for the purposes of interest rate risk assessment and should not be considered as an indicator of value of Montgomery.

                                  At June 30, 2000            At June 30, 1999
                                  ----------------            ----------------
    Assumed        Board
   Change in       Limit
Interest Rates   % Change    $ Change         % Change     $ Change     % Change
(Basis Points)    in NPV      in NPV           in NPV       in NPV       in NPV
--------------    ------      ------           ------       ------       ------
                                (Dollars in Thousands)
   +300            -60       (6,421)             (35)       (6,573)        (33)
   +200            -50       (4,224)             (23)       (4,122)        (21)
   +100            -30       (2,011)             (11)       (1,809)         (9)
      0              0            0                0             0           0
   -100            -30        1,367                7         1,166           6
   -200            -50        1,970               11         2,187          11
   -300            -60        2,685               15         3,329          17

         In the event of a 300 basis point change in interest rate based upon estimates as of June 30, 2000, Montgomery would experience a 15 percent increase in NPV in a declining rate environment and a 35 percent decrease in NPV in a rising environment. During periods of rising rates, the value of monetary assets and liabilities decline. Conversely, during periods of falling rates, the value of monetary assets and liabilities increase. However, the amount of change in value of specific assets and liabilities due to changes in rates is not the same in a rising rate environment as in a falling rate environment (i.e., the amount of value increase under a specific rate decline may not equal the amount of value decrease under an identical upward rate movement). Based upon the NPV methodology, the increased level of interest rate risk experienced by Montgomery in recent periods was primarily due to the maturities of interest-earning assets increasing more than the maturities on interest-bearing liabilities due to the increase in fixed-rate residential mortgage loans and non-residential loans.

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

         o For a derivative designated as hedging the exposure to variable cash flows of a forecasted transaction (referred to as a cash flow hedge), the effective portion of the derivative's gain or loss is initially reported as a component of other comprehensive income (outside earnings) and subsequently reclassified into earnings when the forecasted transaction effects earnings. The ineffective portion of the gain or loss is reported in earnings immediately.

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

         SFAS No. 133 amends SFAS No. 52 and  supercedes  SFAS Nos.  80, 105 and
119. SFAS No. 107 is amended to include the disclosure provisions about the concentrations of credit risk from SFAS No. 105. Several Emerging Issues Task Force consensuses are also changed or nullified by the provisions of SFAS No. 133.

         SFAS No. 133 became effective for all fiscal quarters for all fiscal years beginning after June 15, 2000. The adoption of this Statement is not currently expected to have a material impact on the Company's financial statements. Early application is encouraged; however, this Statement may not be applied retroactively to financial statements of prior periods.

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

                          Independent Auditor's Report

To the Stockholders and
Board of Directors
Montgomery Financial Corporation
Crawfordsville, Indiana

We have audited the consolidated statement of financial condition of Montgomery Financial Corporation and subsidiary as of June 30, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended June 30, 2000. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements described above present fairly, in all material respects, the consolidated financial position of Montgomery Financial Corporation and Subsidiary as of June 30, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2000, in conformity with generally accepted accounting principles.

/s/ Olive LLP
Indianapolis, Indiana
July 28, 2000

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana
                  Consolidated Statement of Financial Condition


June 30                                                                         2000                  1999
---------------------------------------------------------------------------------------------------------------
Assets
        Cash                                                               $     394,392         $     523,585
        Interest-bearing demand deposits                                      10,131,874             4,409,228
                                                                           -----------------------------------
                Total cash and cash equivalents                               10,526,266             4,932,813
        Interest-bearing deposits                                                258,689               219,463
        Investment securities available for sale                                 443,917               880,900
        Loans, net of allowance for loan losses of $226,000                  119,130,784           111,415,224
        Premises and equipment                                                 3,236,258             2,839,409
        Federal Home Loan Bank stock                                           1,893,300             1,250,700
        Foreclosed assets and real estate held for development, net            1,301,996             1,181,720
        Interest receivable                                                      951,010               893,854
        Other assets                                                             380,038               345,036
                                                                           -----------------------------------

                Total assets                                               $ 138,122,258         $ 123,959,119
                                                                           ===================================

Liabilities

        Deposits
          Noninterest bearing                                              $   2,580,192         $   1,349,282
          Interest bearing                                                    88,926,339            81,118,363
                                                                           -----------------------------------
                Total deposits                                                91,506,531            82,467,645
        Federal Home Loan Bank advances and line of credit                    28,241,258            20,632,069
        Interest payable                                                         534,341               566,632
        Other liabilities                                                        859,417               895,701
                                                                           -----------------------------------
                Total liabilities                                            121,141,547           104,562,047
                                                                           -----------------------------------

Commitments and Contingencies

Stockholders' Equity
        Preferred stock, $.01 par value
           Authorized and unissued--2,000,000 shares
        Common stock, $.01 par value
           Authorized--8,000,000 shares
           Issued and outstanding--1,244,790 and 1,521,142 shares                 12,448                15,211
        Additional paid-in capital                                            10,176,190            12,464,781
        Retained earnings                                                      8,102,308             8,131,251
        Unearned Employee Stock Ownership Plan (ESOP) shares                  (1,055,482)           (1,141,796)
        Unearned compensation                                                   (199,633)              (92,714)
        Accumulated other comprehensive income (loss)                            (55,120)               20,339
                                                                           -----------------------------------
                Total stockholders' equity                                    16,980,711            19,397,072
                                                                           -----------------------------------
                Total liabilities and stockholders' equity                 $ 138,122,258         $ 123,959,119
                                                                           ===================================


See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             CRAWFORDSVILLE, INDIANA
                        Consolidated Statement of Income


Year Ended June 30                                                          2000           1999           1998
-----------------------------------------------------------------------------------------------------------------
Interest and Dividend Income
        Loans receivable                                                 $9,257,296     $8,637,174     $7,901,380
        Investment securities                                                21,327         21,652          5,103
        Deposits with financial institutions                                491,836        401,222        353,810
        Federal Home Loan Bank stock                                        140,998         89,265         74,301
                                                                         ----------------------------------------
                Total interest and dividend income                        9,911,457      9,149,313      8,334,594
                                                                         ----------------------------------------

Interest Expense
        Deposits                                                          4,415,527      4,182,337      4,009,250
        Federal Home Loan Bank advances                                   1,529,321        968,294        560,910
        Other borrowings                                                      7,883
                                                                         ----------------------------------------
                Total interest expense                                    5,952,731      5,150,631      4,570,160
                                                                         ----------------------------------------

Net Interest Income                                                       3,958,726      3,998,682      3,764,434
        Provision for loan losses                                                           40,000          6,000

Net Interest Income After Provision  for Loan Losses                      3,958,726      3,958,682      3,758,434
                                                                         ----------------------------------------

Other Income
        Service charges on deposit accounts                                  59,981         41,256         29,624
        Real estate operations, net                                          16,265         29,662         17,482
        Net realized gains on sales of available for sale securities         55,134
        Other income                                                         35,058         14,977         17,857
                                                                         ----------------------------------------
                Total other income                                          166,438         85,895         64,963
                                                                         ----------------------------------------

Other Expenses
        Salaries and employee benefits                                    1,647,004      1,337,059      1,200,339
        Net occupancy expenses                                              173,085        120,406        110,085
        Equipment expenses                                                  231,780        185,439        167,462
        Data processing fees                                                181,992        176,869        121,061
        Deposit insurance expense                                            33,840         50,427         47,687
        Advertising expense                                                  86,699         53,989         37,766
        Other expenses                                                      612,461        536,668        503,228
                                                                         ----------------------------------------
                Total other expenses                                      2,966,861      2,460,857      2,187,628
                                                                         ----------------------------------------

Income Before Income Tax                                                  1,158,303      1,583,720      1,635,769
        Income tax expense                                                  459,200        627,900        654,991
                                                                         ----------------------------------------

Net Income                                                               $  699,103     $  955,820     $  980,778
                                                                         ========================================

Net Income Per Share
        Basic                                                            $      .56     $      .65     $      .64
        Diluted                                                                 .56            .65            .64




See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana
                 Consolidated Statement of Stockholders' Equity

                                                          Additional                                             Unearned
                                      Common Stock          Paid-in    Comprehensive  Retained      Unearned       ESOP
                                   Shares      Amount       Capital       Income      Earnings    Compensation    Shares
                                 --------------------------------------------------------------------------------------------

Balances, July 1, 1997           1,653,032     $16,530 $13,547,619                  $7,136,492   $(1,322,500)  $  (11,563)
   Comprehensive income
     Net income                                                       $   980,778      980,778
     Other comprehensive income,
      net of tax
       Unrealized gains
          on securities                                                    54,351
                                                                       ----------
   Comprehensive income                                                $1,035,129
                                                                       ==========
   Cash dividends
          ($.22 per share)                                                            (335,078)
   ESOP shares earned                                       23,768                                    91,698
   Purchase of stock
          for Management
   Recognition Plan (MRP)                                                                                        (155,325)
   MRP shares earned                                                                                               38,381
                                 ---------------------------------                  -----------------------------------------

Balances, June 30, 1998          1,653,032      16,530  13,571,387                   7,782,192    (1,230,802)    (128,507)
   Comprehensive income
     Net income                                                          $955,820      955,820
     Other comprehensive loss,
      net of tax
       Unrealized losses
         on securities                                                    (34,012)
                                                                       ----------
   Comprehensive income                                                  $921,808
                                                                       ==========
   Cash dividends
        ($.22 per share)                                                              (321,198)
   ESOP shares earned                                        2,661                                    89,006
     of stock                     (131,890)     (1,319) (1,082,155)                   (285,563)
   MRP shares earned                                       (27,112)                                                35,793
                                 ---------------------------------                  -----------------------------------------

Balances, June 30, 1999          1,521,142      15,211  12,464,781                   8,131,251    (1,141,796)     (92,714)
   Comprehensive income
     Net income                                                          $699,103      699,103
     Other comprehensive loss,
      net of tax
       Unrealized losses on
         securities, net
         of reclassification
         adjustment                                                       (75,459)
                                                                       ----------
   Comprehensive income                                                  $623,644
                                                                       ==========
   Cash dividends
         ($.22 per share)                                                             (261,282)
   ESOP shares earned                                      (10,760)                                   86,314
   Purchase of stock              (296,052)     (2,960) (2,424,718)                   (466,764)
   Issuance of stock
     for Recognition
     and Retention Plan (RRP)       19,700         197     159,866                                               (160,063)
   MRP and RRP shares earned                               (12,979)                                                53,144
                                 ---------------------------------                  -----------------------------------------
Balances, June 30, 2000          1,244,790     $12,448 $10,176,190                  $8,102,308   $(1,055,482)   $(199,633)
                                 =================================                  =========================================

(Continued)

                                  Accumulated
                                     Other
                                 Comprehensive
                                 Income (Loss)     Total
                                -------------------------

Balances, July 1, 1997                        $19,366,578
   Comprehensive income
     Net income                                   980,778
     Other comprehensive income,
      net of tax
       Unrealized gains
          on securities            $54,351         54,351

   Comprehensive income
   Cash dividends
          ($.22 per share)                       (335,078)
   ESOP shares earned                             115,466
   Purchase of stock
          for Management
   Recognition Plan (MRP)                        (155,325)
   MRP shares earned                               38,381
                                -------------------------

Balances, June 30, 1998             54,351     20,065,151
   Comprehensive income

     Net income                                   955,820
     Other comprehensive loss,
      net of tax
       Unrealized losses
         on securities             (34,012)       (34,012)

   Comprehensive income

   Cash dividends
        ($.22 per share)                         (321,198)
   ESOP shares earned                              91,667
     of stock                                  (1,369,037)
   MRP shares earned                                8,681
                                -------------------------

Balances, June 30, 1999             20,339     19,397,072
   Comprehensive income
     Net income                                   699,103
     Other comprehensive loss,
      net of tax
       Unrealized losses on
         securities, net
         of reclassification
         adjustment                (75,459)       (75,459)

   Comprehensive income
   Cash dividends
         ($.22 per share)                        (261,282)
   ESOP shares earned                              75,554
   Purchase of stock                           (2,894,442)
   Issuance of stock
     for Recognition
     and Retention Plan (RRP)
   MRP and RRP shares earned                       40,165
                                -------------------------
Balances, June 30, 2000           $(55,120)   $16,980,711
                                =========================

See notes to consolidated financial statements.

                 MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
                             Crawfordsville, Indiana
                      Consolidated Statement of Cash Flows


Year Ended June 30                                                                    2000              1999              1998
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
        Net income                                                               $    699,103      $    955,820      $    980,778
        Adjustments to reconcile net income to net cash
           provided by operating activities
                Provision  for loan losses                                                               40,000             6,000
                Provision for loss on real estate owned                                11,041            15,000            10,000
                Depreciation                                                          317,239           248,068           211,375
                Gain on sale of available for sale securities                         (55,134)
                ESOP shares earned                                                     75,554            91,667           115,466
                Amortization of unearned compensation                                  40,165             8,681            38,381
                Deferred income tax                                                   (18,357)           25,238           (24,608)
                Change in
                   Interest receivable                                                (57,156)          (50,055)         (159,320)
                   Interest payable                                                   (32,291)           28,181           115,146
                   Other assets                                                       (35,002)          (97,774)          (69,177)
                   Other liabilities                                                   18,374          (369,248)          330,319
                   Other adjustments                                                   (3,288)              708            (8,829)
                                                                                 ------------------------------------------------
                        Net cash provided by operating activities                     960,248           896,286         1,545,531
                                                                                 ------------------------------------------------

Investing Activities
        Net change in interest-bearing deposits                                       (39,226)           (4,463)         (115,000)
        Proceeds from maturities and paydowns of securities available for sale                           21,967            20,527
        Proceeds from sale of available-for-sale securities                           367,164
        Purchase of securities available for sale                                                      (647,220)         (200,000)
        Net change in loans                                                        (7,794,544)      (11,368,796)      (13,479,138)
        Additions to real estate owned                                               (118,060)         (240,689)         (193,525)
        Proceeds from real estate owned sales                                          62,500           599,300           163,887
        Purchase of premises and equipment                                           (678,094)       (1,050,647)         (558,154)
        Purchase of FHLB of Indianapolis stock                                       (642,600)         (329,200)
                                                                                 ------------------------------------------------
                Net cash used by investing activities                              (8,842,860)      (13,019,748)      (14,361,403)
                                                                                 ------------------------------------------------

Financing Activities
        Net change in
           Noninterest-bearing, interest-bearing demand and savings deposits        5,350,066         2,551,618         3,145,705
           Certificates of deposit                                                  3,688,820        (4,065,955)        9,571,053
           FHLB line of credit                                                       (618,767)          618,767
        Proceeds from FHLB advances                                                11,000,000        11,000,000         5,000,000
        Repayment of FHLB advances                                                 (2,772,044)       (2,247,413)       (5,167,658)
        Proceeds from other borrowings                                                350,000
        Repayment of other borrowings                                                (350,000)
        Purchase of stock                                                          (2,894,442)       (1,369,037)         (155,325)
        Dividends paid                                                               (277,568)         (328,450)         (275,930)
                                                                                 ------------------------------------------------
                Net cash provided by financing activities                          13,476,065         6,159,530        12,117,845
                                                                                 ------------------------------------------------

Net Change in Cash and Cash Equivalents                                             5,593,453        (5,963,932)         (698,027)

Cash and Cash Equivalents, Beginning of Period                                      4,932,813        10,896,745        11,594,772
                                                                                 ------------------------------------------------

Cash and Cash Equivalents, End of Period                                         $ 10,526,266      $  4,932,813      $ 10,896,745
                                                                                 ================================================

Additional Cash Flow and Supplementary Information
        Interest paid                                                            $  5,985,022      $  5,122,450      $  4,455,014
        Income tax paid                                                               481,144         1,082,864           307,156
        Loan balances transferred to real estate owned                                240,605           123,126           180,707
        Dividends payable                                                              67,380            83,666            90,917


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

The Company is a thrift holding company whose principal activity is the ownership and management of the Association. The Association operates under a federal thrift charter and provides full banking services. As a federally chartered thrift, the Association is subject to regulation by the Office of Thrift Supervision (OTS), and the Federal Deposit Insurance Corporation.

The Association generates mortgage and consumer loans and receives deposits from customers located primarily in central Indiana. The Association's loans are generally secured by specific items of collateral including real property and consumer assets.

MSA is a real estate management and development company.

Consolidation--The consolidated financial statements include the accounts of the Company, the Association and MSA after elimination of all material intercompany transactions.

Investment Securities--Debt securities are classified as held to maturity when the Company has the positive intent and ability to hold the securities to maturity. Securities held to maturity are carried at amortized cost. Debt securities not classified as held to maturity are classified as available for sale. Securities available for sale are carried at fair value with unrealized gains and losses reported separately in accumulated other comprehensive income, net of tax.

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

The determination of the adequacy of the allowance for loan losses and the valuation of real estate is based on estimates that are particularly susceptible to significant changes in the economic environment and market conditions. Management believes that as of June 30, 2000, the allowance for loan losses and carrying value of real estate owned are adequate based on information currently available. A worsening or protracted economic decline in the area within which the Association operates would increase the likelihood of additional losses due to credit and market risks and could create the need for additional loss reserves.

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

Federal Home Loan Bank (FHLB) stock is a required investment for institutions that are members of the FHLB system. The required investment in the common stock is based on a predetermined formula.

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

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 2 --      Investment Securities


                                                                                  2000
                                                      -----------------------------------------------------------
                                                                         Gross             Gross
                                                      Amortized       Unrealized        Unrealized          Fair
June 30                                                 Cost             Gains            Losses            Value
-----------------------------------------------------------------------------------------------------------------
Available for sale
        Marketable equity securities                    $535              $0                $91             $444
                                                        ========================================================

                                                                                  1999
                                                      -----------------------------------------------------------
                                                                         Gross             Gross
                                                      Amortized       Unrealized        Unrealized          Fair
June 30                                                 Cost             Gains            Losses            Value
-----------------------------------------------------------------------------------------------------------------
Available for sale
        Marketable equity securities                   $847              $71               $37             $881
                                                        ========================================================





Note 3 --      Loans and Allowance

June 30                                             2000                 1999
--------------------------------------------------------------------------------
Loans
  Real estate mortgage loans
     One-to-four family                          $  93,929            $  88,125
     Multi-family                                    1,459                  864
     Commercial                                     16,698               15,110
  Real estate construction loans                     3,599                3,109
  Home equity loans                                  3,945                4,195
  Consumer loans                                       565                  736
  Share loans                                          363                  463
                                                 -------------------------------
                                                   120,558              112,602

  Undisbursed portion of loans                      (1,520)              (1,261)
  Deferred loan costs                                  319                  300
  Allowance for loan losses                           (226)                (226)
                                                 -------------------------------
                                                 $ 119,131            $ 111,415
                                                 ===============================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Year Ended June 30                        2000             1999             1998
--------------------------------------------------------------------------------
Allowance for loan losses
   Balances, July 1                       $226             $186             $180
   Provision for loan losses                                 40                6
                                          --------------------------------------
   Balances, June 30                      $226             $226             $186
                                          ======================================


Note 4 --      Premises and Equipment

June 30                                       2000                     1999
--------------------------------------------------------------------------------
Land                                        $   493                  $   493
Building                                      2,546                    2,149
Equipment                                     1,843                    1,562
                                            ------------------------------------
         Total cost                           4,882                    4,204
Accumulated depreciation                     (1,646)                  (1,365)
                                            ------------------------------------
         Net                                $ 3,236                  $ 2,839
                                            ====================================

Note 5 --  Foreclosed Assets and Real Estate Held for Development

June 30                                                 2000            1999
--------------------------------------------------------------------------------
Real estate acquired in settlement of loans           $   441         $   292
Real estate held for development                        1,063           1,044
Allowance for losses                                      (36)            (25)
                                                     ---------------------------
                                                        1,468           1,311
Accumulated depreciation                                 (166)           (129)
                                                     ---------------------------
         Net                                          $ 1,302         $ 1,182
                                                     ===========================

Year Ended June 30                               2000        1999        1998
--------------------------------------------------------------------------------
Allowance for losses on real estate owned
   Balances, July 1                               $25         $10
   Provision for losses                            11          15         $10
                                                 -------------------------------
   Balances, June 30                              $36         $25         $10
                                                 ===============================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 6 --      Deposits

June 30                                                        2000        1999
--------------------------------------------------------------------------------
Noninterest-bearing                                          $ 2,581     $ 1,349
Interest-bearing demand                                        9,978       9,623
Savings deposits                                              14,741      10,978
Certificates and other time deposits of $100,000 or more      20,676      18,585
Other certificates and time deposits                          43,531      41,933
                                                           ---------------------
         Total deposits                                      $91,507     $82,468
                                                           =====================


Certificates and other time deposits maturing in years ending June 30

2001                                                         $33,297
2002                                                          20,119
2003                                                           6,448
2004                                                           3,000
2005                                                           1,289
Thereafter                                                        54
                                                            --------
                                                             $64,207
                                                            ========

Note 7 --      FHLB Advances and Line of Credit

June 30                                              2000                 1999
--------------------------------------------------------------------------------
FHLB line of credit                                                      $   619
FHLB advances                                       $28,241               20,013
                                                    ----------------------------
                                                    $28,241              $20,632
                                                    ============================


                                                                2000
                                                --------------------------------
                                                                      Weighted-
                                                                       Average
June 30                                                 Amount          Rate
--------------------------------------------------------------------------------
Advances from FHLB
   Maturities in years ending June 30
     2001                                              $  7,612          6.52%
     2002                                                 1,022          5.40
     2003                                                 3,943          6.15
     2004                                                 4,009          5.38
     2005                                                   598          5.40
     Thereafter                                          11,057          6.00
                                                       --------
                                                        $28,241          6.04
                                                       ========

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The Association has an available line of credit with the FHLB totaling $5,000,000. The line of credit expires March 1, 2001 and bears interest at a rate equal to the current variable advance rate.

The FHLB advances are secured by first mortgage loans totaling $86,955,000. Advances are subject to restrictions or penalties in the event of prepayment.

Note 8 --      Income Tax


Year Ended June 30                                             2000        1999        1998
---------------------------------------------------------------------------------------------
Income tax expense
   Currently payable
        Federal                                               $ 373       $ 431       $ 536
        State                                                   104         172         144
   Deferred
        Federal                                                 (17)         16         (23)
        State                                                    (1)          9          (2)
                                                              -----------------------------
             Total income tax expense                         $ 459       $ 628       $ 655
                                                              =============================

Reconciliation of federal statutory to actual tax expense
   Federal statutory income tax at 34%                        $ 394       $ 538       $ 556
   Effect of state income taxes                                  68         119          94
   Other                                                         (3)        (29)          5
                                                              -----------------------------
             Actual tax expense                               $ 459       $ 628       $ 655
                                                              =============================

Effective tax rate                                             39.6%       39.6%       40.0%



The components of the deferred tax liability are as follows at:

June 30                                                    2000           1999
--------------------------------------------------------------------------------
Assets
  Allowance for loan losses                               $  88          $  62
  State income tax                                           23             23
  Retirement plans and other employee benefits               95             83
  Securities available for sale                              36
  Other                                                       2
                                                          ---------------------
        Total assets                                        244            168
                                                          ---------------------
Liabilities
  Depreciation                                             (252)          (242)
  FHLB of Indianapolis stock dividend                       (30)           (30)
  Loan costs                                               (268)          (253)
  Securities available for sale                                            (13)
  Other                                                                     (3)
                                                          ---------------------
        Total liabilities                                  (550)          (541)
                                                          ---------------------
                                                          $(306)         $(373)
                                                          =====================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Retained earnings at June 30, 2000, include approximately $1,500,000 for which no deferred federal income tax liability has been recognized. This amount represents an allocation of income to bad debt deductions for tax purposes only. Reduction of amounts so allocated for purposes other than tax bad debt losses or adjustments arising from carryback of net operating losses or loss of "bank" status, would create income for tax purposes only, which income would be subject to the then-current corporate income tax rate. The unrecorded deferred income tax liability on the above amounts was approximately $590,000 at June 30, 2000.

Note 9 --      Other Comprehensive Income


                                                                                  2000
                                                        --------------------------------------------------------
                                                         Before-Tax                Tax               Net-of-Tax
Year Ended June 30                                         Amount                Benefit               Amount
----------------------------------------------------------------------------------------------------------------
Unrealized losses on securities
   Unrealized holding losses arising
         during the year                                  $  (69)                  $27                  $(42)
   Less: reclassification adjustment for gains
         realized in net income                               55                   (22)                   33
                                                        --------------------------------------------------------
Net unrealized losses                                      $(124)                  $49                  $(75)
                                                        ========================================================



                                                                                  1999
                                                        --------------------------------------------------------
                                                         Before-Tax                Tax               Net-of-Tax
Year Ended June 30                                         Amount                Benefit               Amount
----------------------------------------------------------------------------------------------------------------
Unrealized losses on securities
     Unrealized holding losses arising during the year    $  (56)                  $22                  $(34)
                                                        ========================================================



                                                                                  1998
                                                        --------------------------------------------------------
                                                         Before-Tax                Tax               Net-of-Tax
Year Ended June 30                                         Amount                Benefit               Amount
----------------------------------------------------------------------------------------------------------------
Unrealized gains on securities
     Unrealized holding gains arising during the year     $   89                  $(35)                  $54
                                                        ========================================================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 10 --     Commitments and Contingent Liabilities

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

Financial instruments whose contract amount represents credit risk as of June 30 were as follows:

                                                        2000               1999
--------------------------------------------------------------------------------
Mortgage loan commitments
   At variable rates                                                    $    195
   At fixed rates ranging from 8.5 to 10.5% for 2000
      and 6.75 to 9.00% for 1999                         $1,067            2,749

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Association evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Association upon extension of credit, is based on management's credit evaluation. Collateral held varies but may include residential real estate or other assets of the borrower.

The Company and Association are also subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate determination of such possible claims or lawsuits will not have a material adverse effect on the consolidated financial position of the Company.

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

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

At the time of conversion on June 30, 1997, a liquidation account was established in an amount equal to $420,000 of dividends waived by Montgomery Mutual Holding Company plus the Association's net worth at March 31, 1995. The liquidation account is maintained for the benefit of eligible deposit account holders who maintain their deposit account in the Association after conversion. In the event of a complete liquidation, and only in such event, each eligible deposit account holder will be entitled to receive a liquidation distribution from the liquidation account in the amount of the then current adjusted subaccount balance for deposit accounts then held, before any liquidation distribution may be made to stockholders. Except for the repurchase of stock and payment of dividends, the existence of the liquidation account will not restrict the use or application of net worth. The initial balance of the liquidation account was $7,062,000.

At June 30, 2000, the stockholder's equity of the Association was $15,548,000, of which approximately $79,000 was available for the payment of dividends.

Note 12 --     Regulatory Capital

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

There are five capital categories defined in the regulations, ranging from well capitalized to critically undercapitalized. Classification of an association in any of the undercapitalized categories can result in actions by regulators that could have a material effect on an association's operations. At June 30, 2000 and 1999, the Association is categorized as well capitalized and met all subject capital adequacy requirements. There are no conditions or events since June 30, 2000 that management believes have changed the Association's classification.

The Association's actual and required capital amounts and ratios are as follows:

                                                                   Required
                                                                 for Adequate                 To Be Well
                                         Actual                    Capital 1                 Capitalized 1
                                  ----------------------------------------------------------------------------
As of June 30, 2000                Amount        Ratio       Amount        Ratio          Amount        Ratio
--------------------------------------------------------------------------------------------------------------
Total risk-based capital 1
   (to risk-weighted assets)      $14,636         17.14%     $6,831         8.0%           $8,539       10.0%
Tier 1 capital 1
   (to risk-weighted assets)       15,142         17.73       3,415         4.0             5,123        6.0
Core capital 1
   (to adjusted total assets)      15,142         11.06       5,477         4.0             6,847        5.0
Core capital 1
   (to adjusted tangible assets)   15,142         11.06       2,739         2.0               N/A        N/A
Tangible capital 1
    (to adjusted total assets)     15,142         11.06       2,054         1.5               N/A        N/A

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                                                                   Required
                                                                 for Adequate                 To Be Well
                                         Actual                    Capital 1                 Capitalized 1
                                  ----------------------------------------------------------------------------
As of June 30, 1999                Amount        Ratio       Amount        Ratio          Amount        Ratio
--------------------------------------------------------------------------------------------------------------
Total risk-based capital 1
    (to risk-weighted assets)     $16,005         20.3%      $6,324         8.0%           $7,905       10.0%
Tier 1 capital 1
   (to risk-weighted assets)       16,529         20.9        3,162         4.0             4,743        6.0
Core capital 1
   (to adjusted total assets)      16,529         13.5        4,896         4.0             6,120        5.0
Core capital 1
   (to adjusted tangible assets)   16,529         13.5        2,448         2.0               N/A         N/A
Tangible capital 1
    (to adjusted total assets)     16,529         13.5        1,836         1.5               N/A         N/A

1 As defined by regulatory agencies

Note 13 --     Employee Benefit Plans

The Company has a retirement savings Section 401(k) plan in which substantially all employees may participate. The Company matches employees' contributions at the rate of 100 percent of the first 7 percent of base salary contributed by participants. The Company's expense for the plan was $66,000 for 2000, $59,000 for 1999 and $52,000 for 1998.

On October 15, 1996, the stockholders of the Association approved a Management Recognition Plan (MRP). This plan was assumed by the Company in connection with the second conversion and reorganization. The plan allows for the purchase in the open market or through the issuance of authorized and unissued shares of up to 13,990 shares of common stock. On November 25, 1996, Montgomery purchased 1,865 shares for the MRP at a cost of $11,563 which was recorded as unearned compensation in stockholders' equity. On June 26, 1998, the Company purchased the remaining 12,123 shares necessary to fund the MRP at a cost of $155,325 which was recorded as unearned compensation in stockholders' equity. Restricted stock awards covering 13,988 shares of common stock have been awarded to Montgomery's officers and key employees under the MRP. The awards are to vest and be earned by the recipient at a rate of 20 percent per year. Expense under the plan for fiscal years ended June 30, 2000, 1999 and 1998 was $20,000, $9,000 and $38,000, respectively.

The Board of Directors approved a 1997 Revenue and Recognition plan (RRP) that covered up to 4% of the common stock outstanding less the shares held in the MRP Plan. The RRP plan allows for the Company to issue 19,700 shares of common stock. On May 16, 2000, awards of 19,700 common shares were granted under the RRP to Montgomery's Directors, Officers and key employees and unearned compensation was recorded at the current market value of $8.125 per share at the grant date. The restricted stock awards covering 19,700 shares of common stock have been awarded. The awards granted to Montgomery's Directors, Chief Executive Officer, and President are to vest and be earned by the recipient at the rate of 20 percent per year. The remaining awards vested upon granting. Expense under the RRP for fiscal year ended June 30, 2000 was $20,000.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

As part of the second conversion, the Company established an ESOP covering substantially all employees of the Company. The ESOP acquired 132,250 shares at $10.00 per share in the conversion with funds provided by a loan from the Company. Accordingly, the $1,322,500 of stock acquired by the ESOP is shown as a reduction to stockholders' equity. Unearned ESOP shares totaled 105,548 and 114,180 at June 30, 2000 and 1999 and had a fair value of $930,000 and $1,080,000. Shares are released to participants proportionately as the loan is repaid. Dividends on allocated shares are recorded as dividends and charged to retained earnings. Dividends on unallocated shares are used to repay the loan. Compensation expense is recorded equal to the fair market value of the stock when contributions, which are determined annually by the Board of Directors of the Bank, are made to the ESOP. The expense under the ESOP was approximately $76,000, $92,000 and $115,000 for the years ended June 30, 2000, 1999 and 1998.
At June 30, 2000, the ESOP had 26,702 shares allocated, 105,548 suspense shares and no shares committed-to-be-released. At June 30, 1999, the ESOP had 18,070 allocated shares, 114,180 suspense shares and no shares committed-to-be released.

Note 14 --     Stock Option Plans

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

Although the Company has elected to follow APB No. 25, SFAS No. 123 requires pro forma disclosures of net income and earnings per share as if the Company had accounted for its employee stock options under that Statement. The fair value of options granted in 1997 was estimated on the grant date using an option-pricing model with the following assumptions:

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
Weighted-average  expected life of the options                         7 years

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Under SFAS No. 123, compensation cost is recognized in the amount of the estimated fair value of the options and amortized to expense over the options' vesting period which is five years. The pro forma effect on net income and earnings per share of this Statement are as follows:

                                                        2000      1999     1998
--------------------------------------------------------------------------------
Net income                       As reported            $699      $956     $981
                                 Pro forma               691       948      973
Basic earnings per share         As reported             .56       .65      .64
                                 Pro forma               .56       .64      .64
Diluted earnings per share       As reported             .56       .65      .64
                                 Pro forma               .56       .64      .63

The following is a summary of the status of the Company's stock option plan and changes in that plan as of and for the years ended June 30, 2000, 1999 and 1998.


Year Ended June 30                              2000                       1999                      1998
----------------------------------------------------------------------------------------------------------------------
                                                      Weighted-                 Weighted-                 Weighted-
                                                       Average                   Average                   Average
     Options                             Shares    Exercise Price   Shares   Exercise Price   Shares   Exercise Price
----------------------------------------------------------------------------------------------------------------------
Outstanding, beginning of year            34,973      $6.97         34,973       $6.97         34,973       $6.97
Granted
                                          ------                    ------                     ------
Outstanding, end of year                  34,973      $6.97         34,973       $6.97         34,973       $6.97
                                          ======                    ======                     ======

Options exercisable at year end           20,982      $6.97         13,988       $6.97          6,994       $6.97


As of June 30, 2000, options outstanding totaling 34,973 have an exercise price of $6.97 and a weighted-average remaining contractual life of 6.6 years.

In addition, the Board of Directors and stockholders have approved a 1997 Stock Option Plan. Under the 1997 Plan, stock option and stock appreciation rights covering shares representing an aggregate of up to 10 percent of the common stock sold in the conversion may be granted to directors, officers and employees of the Company or its subsidiaries. As of June 30, 2000, no grants under the 1997 Plan have been made.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

Note 15 --     Earnings Per Share

Earnings per share were computed as follows:


Year Ended June 30                                                                2000
---------------------------------------------------------------------------------------------------------------
                                                                                Weighted                 Per
                                                                                 Average                Share
                                                           Income                Shares                Amount
---------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
  Income available to common stockholders                   $699               1,238,567                $.56

Effect of dilutive securities
  MRP and RRP awards and stock options                                             7,062
                                                            -----------------------------
Diluted Earnings Per Share
  Income  available to common stockholders
     and assumed conversions                                $699               1,245,629                $.56
                                                            =============================



Year Ended June 30                                                                1999
---------------------------------------------------------------------------------------------------------------
                                                                                Weighted                 Per
                                                                                 Average                Share
                                                           Income                Shares                Amount
---------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common stockholders                  $956               1,469,942                $.65

Effect of dilutive securities
   MRP awards and stock options                                                   11,838
                                                            -----------------------------
Diluted Earnings Per Share
   Income available to common stockholders
     and assumed conversions                                $956               1,481,780                $.65
                                                            =============================



Year Ended June 30                                                                1998
---------------------------------------------------------------------------------------------------------------
                                                                                Weighted                 Per
                                                                                 Average                Share
                                                           Income                Shares                Amount
---------------------------------------------------------------------------------------------------------------
Basic Earnings Per Share
   Income available to common stockholders                  $981               1,521,616                $.64

Effect of dilutive securities
   MRP awards and stock options                                                   17,215
                                                            -----------------------------
Diluted Earnings Per Share
   Income available to common stockholders
     and assumed conversions                                $981               1,538,831                $.64
                                                            =============================

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

Loans--The fair value for loans is estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Interest Receivable/Payable--The fair value of interest receivable/payable approximates carrying values.

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

Off-Balance Sheet Commitments--Commitments include commitments to originate mortgage loans, and extend lines of credit and are generally of a short-term nature. The fair value of such commitments are based on fees currently charged to enter into of a similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

The estimated fair values of the Company's financial instruments are as follows:

                                                                     2000                          1999
                                                          ---------------------------------------------------------
                                                            Carrying          Fair        Carrying          Fair
June 30                                                      Amount           Value        Amount           Value
-------------------------------------------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                                $ 10,526        $ 10,526     $  4,933        $  4,933
   Interest-bearing deposits                                     259             259          219             219
   Investment securities available for sale                      444             444          881             881
   Loans, net                                                119,131         117,853      111,415         112,022
   Stock in FHLB                                               1,893           1,893        1,251           1,251
   Interest receivable                                           951             951          894             894

Liabilities
   Deposits                                                   91,507          90,846       82,468          82,259
   FHLB advances and line of credit                           28,241          26,713       20,632          20,044
   Interest payable                                              534             534          567             567

Off-Balance Sheet Assets
   Commitments to extend credit


Note 17 --     Condensed Financial Information (Parent Company Only)

Presented below is condensed financial information as to financial position, results of operations and cash flows of the Company:

                             Condensed Balance Sheet

June 30                                                     2000          1999
--------------------------------------------------------------------------------
Assets
   Cash and cash equivalents                              $   664       $ 1,405
   Interest-bearing deposits                                   59           119
   Investment securities available for sale                   444           881
   Real estate held for development                           165           164
   Other assets                                               185            68
   Investment in subsidiary                                15,551        16,889
                                                          ----------------------
         Total assets                                     $17,068       $19,526
                                                          ======================
Liabilities                                               $    87       $   129

Stockholders' Equity                                       16,981        19,397
                                                          ----------------------
         Total liabilities and stockholders' equity       $17,068       $19,526
                                                          ======================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                          Condensed Statement of Income

Year Ended June 30                                              2000         1999        1998
-------------------------------------------------------------------------------------------------
Interest and dividend income                                   $   151      $   235     $   310
Gain on sale of available for sale securities                       55
Dividends from subsidiary                                        2,000
                                                               --------------------------------
                                                                 2,206          235         310
                                                               --------------------------------
Expenses
   Salaries and employee benefits                                   35           53          71
   Other expenses                                                  112           88          60
                                                               --------------------------------
         Total expenses                                            147          141         131
                                                               --------------------------------
Income before income tax expense and
   equity in undistributed income of subsidiary                  2,059           94         179

Income tax expense                                                  19           34          80
                                                               --------------------------------
Income before equity in undistributed income of subsidiary       2,040           60          99

Equity in undistributed (distribution in excess of)
   income of subsidiary                                         (1,341)         896         882
                                                               --------------------------------
Net Income                                                     $   699      $   956     $   981
                                                               ================================

MONTGOMERY FINANCIAL CORPORATION AND SUBSIDIARY
Crawfordsville, Indiana
Notes to Consolidated Financial Statements
(Table Dollar Amounts in Thousands)

                        Condensed Statement of Cash Flows

Year Ended June 30                                          2000             1999             1998
--------------------------------------------------------------------------------------------------------
Operating Activities
   Net income                                           $       699      $       956      $       981
   Adjustments to reconcile net income to net cash
        provided by operating activities                      1,305             (871)            (659)
                                                        ---------------------------------------------
          Net cash provided by operating activities           2,004               85              322
                                                        ---------------------------------------------

Investing Activities
   Net change in interest bearing deposits                       60               (4)            (115)
   Purchase of securities available for sale                                    (647)            (200)
   Proceeds from sale of available for sale securities          367
   Additions to real estate owned                                (1)             (64)            (100)
                                                        ---------------------------------------------
          Net cash provided (used) by
                investing activities                            426             (715)            (415)
                                                        ---------------------------------------------

Financing Activities
   Purchase of stock                                         (2,894)          (1,369)
   Purchase of stock for MRP                                                                     (155)
   Cash dividends                                              (277)            (328)            (276)
                                                        ---------------------------------------------
   Net cash used by financing activities                     (3,171)          (1,697)            (431)
                                                        ---------------------------------------------
Net Change in Cash                                             (741)          (2,327)            (524)

Cash at Beginning of Year                                     1,405            3,732            4,256
                                                        ---------------------------------------------
Cash at End of Year                                     $       664      $     1,405      $     3,732
                                                        =============================================
Additional Cash Flow and
   Supplementary Information
   Common stock issued to ESOP leveraged
     with an employer loan                                                                $ 1,322,500

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

            Mark E. Foster                       C. Rex Henthorn                    Joseph M. Malott
        Director of the Company        Director and Chairman of the Board        Director of the Company
          and the Association              of the Company and Director             and the Association
                                               of the Association

             J. Lee Walden                      John E. Woodward                    Robert C. Wright
  Director, Chief Operating Officer          Director of the Company          Director of the Company and
      and Chief Financial Officer              and the Association                and the Association
          of the Company and
       Director, President and
       Chief Financial Officer
          of the Association

Executive Officers

   Steven V. Brier             Earl F. Elliott               Thomas J. Henthorn
First Vice President  Director, Chief Executive Officer     First Vice President
  and Treasurer of     and President of the Company and      of the Association
   the Association        Chairman of the Board and
                           Chief Executive Officer
                              of the Association

        Nancy L. McCormick                          J. Lee Walden
      Secretary and Treasurer             Director, Chief Operating Officer
           of the Company                    and Chief Financial Officer
     and Senior Vice President                   of the Company and
          and Secretary                        Director, President and
        of the Association                     Chief Financial Officer
                                                 of the Association

                    STOCKHOLDER INFORMATION

Corporate Profile

         Montgomery Financial Corporation is an Indiana corporation organized in 1997 by the Association for the purpose of holding all of the capital stock of the Association and in order to facilitate the conversion and reorganization.
The Association was organized in 1888 and converted to a federal savings and loan charter in 1985. In August 1995, the Association converted to the stock form of organization and concurrently formed Montgomery Mutual Holding Company, owner of 70.59 percent of the shares of the Association's common stock. In June 1997, the Association became the wholly owned subsidiary of Montgomery Financial Corporation through the sale and issuance of common stock. The principal asset of Montgomery Financial Corporation is the outstanding stock of the Association, its wholly owned subsidiary. Montgomery Financial Corporation presently has no separate operations and its business consists only of the business of the Association. The Association's primary business consists of attracting deposits from the general public and using these deposits to provide financing of residential property and, to a lesser extent, other properties.

Market Information

         Montgomery's common stock is traded on the Nasdaq SmallCap Market under the symbol "MONT." As of June 30, 2000, Montgomery Financial had 275 stockholders of record and 1,244,790 outstanding shares of common stock. The table below sets forth market price information for Montgomery's common stock for the periods indicated. These prices do not represent actual transactions and do not include retail markups, markdowns, or commissions.

                                                             Declared Dividends
                                     High           Low           Per Share
                                     ----           ---           ---------
2000
         First Quarter............  $10.500        $9.250         $0.055
         Second Quarter...........    9.875         8.000          0.055
         Third Quarter............   10.250         7.250          0.055
         Fourth Quarter...........    9.500         8.000          0.055

                                                             Declared Dividends
                                     High           Low           Per Share
                                     ----           ---           ---------
1999
         First Quarter............  $12.625      $  9.500         $0.055
         Second Quarter...........   12.000        10.000          0.055
         Third Quarter............   10.750         9.063          0.055
         Fourth Quarter...........    9.875         8.750          0.055


Form 10-KSB Report

         A copy of Montgomery's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2000, including financial statements, as filed with the Securities and Exchange Commission, will be furnished without charge to stockholders of Montgomery upon written request to the Secretary, Montgomery Financial Corporation, 119 East Main Street, Crawfordsville, Indiana 47933. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission, including the Corporation; that address is http://www.sec.gov.

                                   Main Office
                              119 East Main Street
                          Crawfordsville, Indiana 47933

     Covington Office                            Mill Street Office
    417 Liberty Street                          816 South Mill Street
 Covington, Indiana 47932                   Crawfordsville, Indiana 47933

     Lafayette Office                            Williamsport Office
     50 West 250 South                         120 North Monroe Street
 Lafayette, Indiana 47909                    Williamsport, Indiana 47993


    Independent Auditor                             Legal Counsel
         Olive LLP                     Henthorn, Harris, Taylor & Weliever PC
 201 North Illinois Street                      122 East Main Street
Indianapolis, Indiana 46204                 Crawfordsville, Indiana 47933

      Transfer Agent                               Special Counsel
 Registrar & Transfer Co.                        Barnes & Thornburg
     10 Commerce Drive                        11 South Meridian Street
Cranford, New Jersey 07016                     Indianapolis, IN 46204